November 14, 2011 VIA EDGAR Mr. Todd K. Schiffman Assistant Director Securities and Exchange Commission Division of Corporate Finance 100 F Street Northeast, Mail Stop 3010 Washington, DC 20549-6010	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Re:
United Development Funding III, L.P.
File No. 000-53159
Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011, filed August 12, 2011

Dear Mr. Schiffman:

On behalf of United Development Funding III, L.P. (the “Partnership”), please find transmitted herewith for filing the Partnership’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 27, 2011. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Partnership’s Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on March 31, 2011, Form 10-Q for the quarterly period ended March 31, 2011, as filed with the Commission on May 16, 2011, and/or Form 10-Q for the quarterly period ended June 30, 2011, as filed with the Commission on August 12, 2011, as applicable.

Form 10-K for the Fiscal Year ended December 31, 2010

General, page 3

1.  Please provide to us and undertake to include in your future filings more detail regarding your business as required by Item 101, including, but not limited to, the following:
•	delete your claim in the second sentence, that your portfolio is “diversified” since 96 percent of your loans are residential mortgages in Texas with 59 percent in the Dallas area;
•
as required by Item 101(b), revise the second paragraph of the section on page 1 entitled “General,” to disclose the amount of revenues, profit or loss and total assets for each of the last three fiscal years;

•
revise the third paragraph to disclose, for each of the past three years, the aggregate amount of fees, expenses, compensation, distributions and other transfers to your general partner or any persons or entities affiliated with your general partner;

•
revise the third paragraph to disclose the role of UMTH Land Development in creating United Development Funding III, L.P. and disclose that UMTH is owned and controlled by two persons Messrs. Etter and Mr. Greenlaw, describe the other businesses of UMTH Land Development and disclose that thirty percent of your loan portfolio consists of loans to persons with whom UMTH has an interest and disclose the status of these loans; and

Phone: 404.233.7000   |   www.mmmlaw.com
1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326
Atlanta   •   Beijing   •   Raleigh-Durham   •   Savannah   •   Taipei   •   Washington, DC

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

•	revise the second to last paragraph to clarify the status of any public offerings, including the “Secondary Drip.”

Response:

•
The word “diversified” will be deleted from the “Item 1 – General” section of the Partnership’s Annual Report on Form 10-K for the fiscal year ending December 31, 2011 (the "Form 10-K"), as reflected in the changed pages attached as Exhibit A hereto. If the changed pages attached as Exhibit A hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by such act.

•
As permitted by Item 101(b) of Regulation S-K, a cross-reference to the Partnership’s financial statements has been added to the second paragraph of the “Item 1 – General” section of the Partnership’s Form 10-K, as reflected in the changed pages attached as Exhibit A hereto. If the changed pages attached as Exhibit A hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The third paragraph of the “Item 1 – General” section of the Partnership’s Form 10-K has been revised to disclose the aggregate amount of fees, expenses, compensation, distributions and other transfers to the Partnership’s general partner and other persons and entities affiliated with the Partnership’s general partner for each of the last three fiscal years, as reflected in the changed pages attached as Exhibit A hereto. If the changed pages attached as Exhibit A hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The third paragraph of the “Item 1 – General” section of the Partnership’s Form 10-K has been revised to disclose the information requested by the Staff regarding the Partnership’s general partner, as reflected in the changed pages attached as Exhibit A hereto. If the changed pages attached as Exhibit A hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The Partnership respectfully believes that the “Item 1 – General” section of the Partnership’s Form 10-K already provides information regarding the status of the Partnership’s public offerings. Specifically, disclosure is provided stating that (a) the primary offering component of the Partnership’s initial public offering was terminated on April 23, 2009; (b) the distribution reinvestment plan portion of the Partnership’s initial public offering was terminated on July 21, 2009; and (c) the offering of units pursuant to the Amended and Restated Distribution Reinvestment Plan will continue until the Partnership sells all $100,000,000 worth of units being offered (having commenced on July 21, 2009). In addition, information regarding the amounts sold pursuant to the aforementioned offerings is provided in the second-to-last paragraph of the section.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Loan Portfolio, page 4

2.   Please provide to us and undertake to include in your future filings more detail pursuant to Item 101(h)(4)(i) regarding your loan portfolio including, but not limited to, the following:
•	revise the first sentence (and throughout the paragraph) to disclose the percentage of notes in your portfolio secured by a first lien and the percentage secured by a second lien;
•	revise the first paragraph to disclose the extent to which you purchased and, separately, sold loans in each of the past three fiscal years;
•
disclose the amount and percentage of your loan portfolio that consists of each of the following: option ARM products; junior lien mortgages; high loan-to-value ratio mortgages; interest only loans; subprime loans; and loans with initial teaser rates; and

•	disclose any entities, including related and affiliated entities, which account for ten percent or more of your loan portfolio and disclose the amount and percentage; and
•
quantify the amount and percent of your loan portfolio which are loans that were originated without documentation and/or verification of basic information commonly referred to as “no doc,” or “stated income” loans.

Response:
•
The second paragraph of the “Item 1 – Loan Portfolio” section of the Partnership’s Form 10-K has been revised to disclose the percentage of loans outstanding that are secured by a first lien, second lien, or a pledge of the ownership interest of the entity which holds title to the property, as reflected in the changed pages attached as Exhibit B hereto. The Partnership also respectfully notes that the disclosure in the “Item 1 – Investment Objectives and Policies – Security” section of the Form 10-K has been revised to include the same information. If the changed pages attached as Exhibit B hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The Partnership submits that it has not sold loans during the three fiscal years ended December 31, 2010. However, the first paragraph of the “Item 1 – Loan Portfolio” section of the Partnership’s Form 10-K has been revised to disclose the number of loans and participation agreements originated, purchased or entered into by the Partnership in each of the past three fiscal years, as reflected in the changed pages attached as Exhibit B hereto. If the changed pages attached as Exhibit B hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The Partnership submits that it has not made any of the following loans:  option ARM products; junior lien mortgages; high loan-to-value ratio mortgages; interest only loans; subprime loans; and loans with initial teaser rates.

•
The “Item 1 – Loan Portfolio” section of the Partnership’s Form 10-K has been revised to disclose the entities, including related and affiliated entities, which account for 10% or more of the Partnership’s loan portfolio, as well as the actual amounts and percentages represented by such loans, as reflected in the changed pages attached as Exhibit B hereto. If the changed pages attached as Exhibit B hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•	The Partnership submits that it has not made any loans that were originated without documentation and/or verification of basic information.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Security, page 7

3.  Please provide to us and undertake to include in your future filings more detail regarding collateral for your loans pursuant to Item 101(h)(4)(i) including, but not limited to, the following:
•	revise the first sentence to quantify the percentage of your loans that are actually secured by each of the four assets that you describe as securing a loan ”in certain cases;”
•	quantify the aggregate dollar amount and percentage of your loan portfolio that is unsecured;
•	quantify the extent to which multiple loans to the same or related borrowers are cross collateralized and if not why not;
•
explain how a pledge of partnership interests may be of little value to you after a loan defaults because there may be liens on the properties and often the borrower’s only source of cash flow and only asset is the property that you are financing;

•
revise the last sentence of the second paragraph to disclose the amount and percentage of your mortgage loans that are secured by second liens, the amount secured by a “pledge of partnership interests” and the amount secured by both; and

•	disclose your procedures for and the frequency with which you appraise and reappraise the value of your collateral.

Response:
•
The first paragraph of the “Item 1 – Investment Objectives and Policies – Security” section of the Partnership’s Form 10-K has been revised to quantify the percentage of the Partnership’s loans that are actually secured by each of the four assets described in such paragraph, as reflected in the changed pages attached as Exhibit C hereto. If the changed pages attached as Exhibit C hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The Partnership submits that it had not made any unsecured loans as of December 31, 2010. The Partnership submits that it had made one unsecured loan in the amount of $50,000 as of September 30, 2011; however, the Partnership believes that such unsecured loan will be secured as part of a subsequent transaction before December 31, 2011. If any loans are not secured as of December 31, 2011, the Partnership hereby undertakes to disclose the aggregate dollar amount and percentage of the Partnership’s loan portfolio that is unsecured in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2011.

•
The “Item 1 – Investment Objectives and Policies – Security” section of the Partnership’s Form 10-K has been revised to quantify the extent to which multiple loans to the same or related borrowers are cross-collateralized and to provide an explanation in cases where no such cross-collateralization occurs, as reflected in the changed pages attached as Exhibit C hereto. If the changed pages attached as Exhibit C hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The “Item 1 – Investment Objectives and Policies – Security” section of the Partnership’s Form 10-K has been revised to explain how a pledge of ownership interests may be of little value to the Partnership if a loan defaults because there may be liens on the properties and often the borrower’s only source of cash flow and only asset is the property that the Partnership is financing, as reflected in the changed pages attached as Exhibit C hereto. If the changed pages attached as Exhibit C hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The “Item 1 – Investment Objectives and Policies – Security” section of the Partnership’s Form 10-K has been revised to disclose the amount and percentage of loans outstanding that are secured by a first lien, second lien, or a pledge of the ownership interest of the entity which holds title to the property, as reflected in the changed pages attached as Exhibit C hereto. If the changed pages attached as Exhibit C hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

•
The “Item 1 – Investment Objectives and Policies – Security” section of the Partnership’s Form 10-K has been revised to disclose the Partnership’s procedures for and the frequency with which the Partnership appraises and reappraises the value of the underlying collateral, as reflected in the changed pages attached as Exhibit C hereto. If the changed pages attached as Exhibit C hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Underwriting Criteria, page 7

4.  Please provide to us and undertake to include in your future filings a description of your documentation standards and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings).

Response:  The “Item 1 – Investment Objectives and Policies – Underwriting Criteria” section of the Partnership’s Form 10-K has been revised to disclose the Partnership’s documentation standards and the extent to which the Partnership has in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings), as reflected in the changed pages attached as Exhibit D hereto. If the changed pages attached as Exhibit D hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Credit Facility, page 8

5.  Please provide to us and undertake to include in your future filings an explanation of the following:
•
the reasons you took a $15 million revolving credit facility from an individual Mr. Brockhoeft rather than from a financial institution, the circumstances under which you came to borrow from him, and whether the rate and the terms of the loan are consistent with those offered by financial institutions; and

•	the reasons why you guaranteed a loan from Mr. Brockhoeft to United Development Funding LP and paid him a fee of $150,000 to do so.

Response:  The Partnership notes that it entered into the credit facility from Mr. Brockhoeft during the heart of the credit crisis (as discussed in several risk factors in the “Item 1A – Risk Factors – Risk Related to an Investment in UDF III” section of the Partnership’s Form 10-K), during which time banks severely reduced the number of loans made to entities involved in real estate. Therefore, it was determined to be in the Partnership’s best interest to enter into a credit facility from an unaffiliated individual who desired to invest in this area. The credit facility provides the Partnership with liquidity and reduces and avoids the need for large idle cash reserves by allowing the Partnership to use this transitory indebtedness to fund identified investments pending receipt of proceeds from the repayment of loans previously originated by the Partnership (rather than having to hold such repayments of loans idle until identifying another investment). The credit facility thus allows the Partnership to have more money invested in real estate at a given time, rather than keeping money idle in preparation for a future investment. The Partnership further believes that the rate of interest and terms of the loan are consistent with those offered by financial institutions. With respect to the payment of a $150,000 fee, the Partnership submits that such fee was incurred in connection with Mr. Brockhoeft’s agreement to extend the maturity date of the credit facility from September 20, 2010 to June 21, 2012. With respect to the 3% per annum fee, in consideration of the Partnership’s guaranty of loan repayment, commencing July 31, 2010, UDF I agreed to pay the Partnership a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan (please also see the discussion in the “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Off-Balance Sheet Arrangements” section of the Partnership’s Form 10-K). The “Item 1 – Investment Objectives and Policies – Credit Facility” section of the Partnership’s Form 10-K has been revised to disclose the information discussed above, as reflected in the changed pages attached as Exhibit E hereto. If the changed pages attached as Exhibit E hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Conflicts of Interest, page 9

6.  Please provide to us and undertake to include in your future filings the following:
•	revise the last sentence of the first paragraph to disclose whether or not each of these agreements and arrangements, including compensation, are consistent with market norms for limited partnerships;
•
revise the first paragraph to disclose that both your auditor and your attorney were selected by your general partner and each provide services to the general partner and for other entities affiliated with your general partner, they may also have conflicts of interest and discuss under these circumstances whether the auditor and the attorney are independent;

•	revise the second paragraph to disclose the ownership of UMT Holdings, LP which owns virtually all of the limited partnership interests in your general partner;
•	revise the fourth paragraph discussion of the “fiduciary responsibility” of your general partner to your limited partners to explain that your general partner also has fiduciary duties to
o	its limited partners;
o	each of the other partnerships in which it serves as the general partner;
•	provide legal analysis as to the priorities of these fiduciary duties;
•
discuss the personal conflicts of interests and the multiple roles of Mr. Etter and Mr. Greenlaw, the Chairman and CEO of the general partner of your general partner and who are the principal persons operating your partnership;

•
provide legal analysis of the obligations including fiduciary duties of your general partner to those entities in which it serves as asset manager or advisor and provide legal analysis of the respective priorities of these obligations; and

•	discuss terms of the partnership agreement that limit the liability of the general partner and your obligations to pay the legal fees of the general partner.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Please consider adding a diagram showing the various relationships between your general partner and you and other entities.

Response:
•
The Partnership notes that it is subject to the North American Securities Administrators Association (“NASAA”) Mortgage Program Guidelines, which contain specific requirements for mortgage programs regarding conflicts of interest. The Partnership submits that it has complied with these requirements. Therefore, the first paragraph of the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to disclose that the Partnership has complied with the applicable NASAA Mortgage Program Guidelines regarding conflicts of interest, as reflected in the changed pages attached as Exhibit F hereto. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The first paragraph of the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to disclose the conflicts of interest related to the Partnership’s auditor and attorney, as reflected in the changed pages attached as Exhibit F hereto. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The second paragraph of the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to disclose the ownership of UMT Holdings, L.P., as reflected in the changed pages attached as Exhibit F hereto. Such section of the Form 10-K also has been revised to include a diagram showing the various relationships between the affiliated parties. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The fourth paragraph of the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to disclose the general partner’s fiduciary duties to its limited partners and other partnerships, as reflected in the changed pages attached as Exhibit F hereto. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The Partnership submits that there is no prioritization of the general partner’s fiduciary duties to the persons and entities described in the Staff’s comment. Rather, all of such persons and entities are owed equal fiduciary duties. Therefore, the fourth paragraph of the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to disclose that the general partner’s fiduciary duties to the persons and entities referenced therein are equal, as reflected in the changed pages attached as Exhibit F hereto. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to include a diagram that discusses the conflicts of interest and the multiple roles of Mr. Etter and Mr. Greenlaw, as well as a cross-reference to their biographies in the “Item 10 – Directors, Executive Officers and Corporate Governance – Key Personnel” section of the Partnership’s Form 10-K, as reflected in the changed pages attached as Exhibit F hereto. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

•
The Partnership submits that its general partner owes equal fiduciary duties to its limited partners, the Partnership, the Partnership’s limited partners and each of the other partnerships for which the Partnership’s general partner serves as general partner. There is no prioritization of the general partner’s fiduciary duties to such persons and entities. Therefore, the fourth paragraph of the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to disclose the general partner’s equal fiduciary duties to aforementioned persons and entities, as reflected in the changed pages attached as Exhibit F hereto. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act. The Partnership further submits that its general partner provides services to other entities pursuant to contractual relationships and not pursuant to a fiduciary relationship. Therefore, the Partnership respectfully believes that no additional disclosure is required regarding the fiduciary duties of the general partner as an advisor or asset manager.

•
The fourth paragraph of the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K has been revised to discuss the terms of the Partnership’s limited partnership agreement that limit the liability of the general partner and the Partnership’s obligations to pay the legal fees of the general partner, as reflected in the changed pages attached as Exhibit F hereto. If the changed pages attached as Exhibit F hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Regulations, page 10

7.  Please provide to us and undertake to include in your future filings discussion of federal and state regulations applicable to you as a non-bank lender.

Response:  The Partnership has reviewed various state and federal regulations that apply to banks and financial institutions with respect to commercial lending activities and has analyzed those laws in relation to the Partnership’s loan programs. The Partnership has concluded that it is not subject to those rules and regulations because it is not engaged in the business of banking or accepting deposits. As such, the Partnership falls outside of the applicable definitions of a “state bank” or “depository institution.”  In conducting this analysis, the Partnership has reviewed the applicable provisions governing state banks and mortgage brokers under the Texas Finance Code, as well as Title 12 of the United States Code, including but not limited to the Federal Home Loan Bank Act, the Federal Deposit Insurance Act, the Bank Holding Company Act, the Community Reinvestment Act and the Truth in Lending Act.

As a non-bank lender of commercial loans, the Partnership is subject to various state and federal regulations regarding usury laws. Therefore, the “Item 1 – Investment Objectives and Policies – Regulations” section of the Partnership’s Form 10-K has been revised to discuss federal and state usury regulations applicable to the Partnership as a non-bank lender, as reflected in the changed pages attached as Exhibit G hereto. If the changed pages attached as Exhibit G hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Risk Factors, page 11

8.  We note that you include sixty eight risk factors over twenty four pages. Please provide to us and undertake to include in your future filings revision of this section consistent with Item 503(c), as follows:
•	include “the most significant factors” that make an investment in your stock “speculative or risky;”
•	revise the twenty third risk factor, which is on page 20, to identify the “certain of the principals” to whom you refer;
•
revise the twenty fourth risk factor, which is on page 20, to quantify the dollar amount invested in such joint ventures, partnerships and co-ownership arrangements with related persons and confirm to us that you have identified in the related parties section, each such joint ventures, partnerships and co-ownership arrangements with related persons;

•
revise the twenty ninth risk factor, which is on page 22, to state whether or not you are in compliance with the SEC no-action letters relating to whether you are an investment company and provide us with your legal analysis; and

•
revise the risk factors related to the mortgage lending business, on page 25, to quantify the amounts involved including but not limited to risk factors relating to the following: land development loans; second, mezzanine and wraparound mortgages; loans with balloon payments; interest only loans; large loans; concentrations of loans with a common borrower or related borrowers; and the highest interest rate you charge on an annualized basis.

Response:
•
The “Item 1A – Risk Factors” section of the Form 10-K has been revised to remove those risk factors that the Partnership believes are duplicative of other risk factors stated in such section, or that do not reflect the “most significant factors” associated with an investment in the Partnership, as reflected in the changed pages attached as Exhibit H hereto. If the changed pages attached as Exhibit H hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act. With respect to the remaining risk factors described in the “Item 1A – Risk Factors” section of the Form 10-K, the Partnership respectfully believes that such risk factors are the most significant risk factors that make an investment in the Partnership’s units of limited partnership interest speculative or risky. The Partnership submits that the risks detailed in such section of the Form 10-K are substantially the same as the risks described in the Partnership’s Registration Statement on Form S-11 for the initial public offering of the Partnership’s units of limited partnership interest, updated as necessary, which was reviewed and declared effective by the Commission. Many of the risk factors described in the Form 10-K were mandated by the Commission or state securities examiners during the review process of the Partnership’s Registration Statement on Form S-11. Furthermore, in order to make the Form 10-K more usable for investors, the Partnership believes that the risks described in the “Item 1A – Risk Factors – Risks Related to an Investment in UDF III” section of the Form 10-K are those that should be of the highest importance to investors.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

•
The risk factor referenced in the Staff’s comment has been revised to identify the appropriate principals of the general partner, as reflected in the changed pages attached as Exhibit H hereto. If the changed pages attached as Exhibit H hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The risk factor referenced in the Staff’s comment has been revised to quantify the dollar amount invested in the described joint ventures, partnerships and co-ownership arrangements with related persons, as reflected in the changed pages attached as Exhibit H hereto. If the changed pages attached as Exhibit H hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act. The Partnership also confirms that such investments with related parties are identified in the “Item 13 – Certain Relationships and Related Transactions, and Director Independence” section of the Form 10-K.

•
As stated in the risk factor referenced in the Staff’s comments, the Partnership intends to qualify for an exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, which generally means that at least 55% of the Partnership’s portfolio must be comprised of qualifying real estate assets and at least another 25% of the Partnership’s portfolio must be comprised of additional qualifying real estate assets and real estate-related assets. Based on the no-action letters issued by the Commission, the Partnership classifies its investments in fee interests in various types of whole loans as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate at the time the Partnership originates or acquires the loan. That is, if the loan-to-value ratio of the loan is equal to or less than 100%, then the Partnership considers the loan a qualifying real estate asset. The Partnership does not consider loans with loan-to-value ratios in excess of 100% to be qualifying real estate assets that come within the 55% basket, but only real estate-related assets that come within the 25% basket. The Partnership treats any mezzanine loan investments as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the guidance published by the Commission in a no-action letter that discusses the classifications of Tier 1 mezzanine loans under Section 3(c)(5)(C) of the Investment Company Act.

The Partnership considers a participation in a whole mortgage loan to be a qualifying real estate asset only if (i) the Partnership has a participation interest in a mortgage loan that is fully secured by real property; (ii) the Partnership has the right to receive its proportionate share of the interest and the principal payments made on the loan by the borrower, and the Partnership’s returns on the loan are based on such payments; (iii) the Partnership invests only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; (iv) the Partnership has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (v) in the event that the loan becomes non-performing, the Partnership has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Consistent with guidance issued by the Commission, the Partnership treats its joint venture investments as qualifying assets that come within the 55% basket only if the Partnership has the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real-estate related assets that come within the 25% basket. The Partnership treats credit enhancements, loans fully secured by a lien on the subject real estate and additional assets of the real estate developer (which may include equity interests in the developer entity, a pledge of additional assets of the developer including parcels of undeveloped or developed real estate, and/or personal guarantees of the developer’s principals or of the developer entity), and any loans with a loan-to-value ratio in excess of 100% as real estate-related assets that come within the 25% basket. Discounted cash flows and direct or indirect minority interests in borrowers are classified as miscellaneous investments and subject to the 20% cap. The treatment of any other investments as qualifying real estate assets and real estate-related assets are based on the characteristics of the underlying collateral and the particular type of loan (including whether the Partnership has foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and are consistent with guidance issued by the Commission.

Using the above criteria, the Partnership believes that it is in compliance with the Commission’s no-action positions regarding exclusions from registration under the Investment Company Act of 1940 and the risk factor referenced in the Staff’s comments has been revised to so state, as reflected in the changed pages attached as Exhibit H hereto. If the changed pages attached as Exhibit H hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.
•
The risk factors referenced in the Staff’s comment have been revised to provide the amounts requested in the Staff’s comment, as reflected in the changed pages attached as Exhibit H hereto. If the changed pages attached as Exhibit H hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Distributions, page 39

9.  Please provide to us and undertake to include in your future filings revision of this section to explain the basis on which you determine the amount of your distributions to the general partner. Explain the terms “carried interest” and “promotional interest” as they apply in this context. In addition, disclose that the distribution is in addition to the expenses and other payments you make to the general partner and related parties and quantify the aggregate amount of those payments for the past two fiscal years.

Response:  The “Item 5 – Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Distributions” section of the Partnership’s Form 10-K has been revised to provide the disclosure requested in the Staff’s comment, as reflected in the changed pages attached as Exhibit I hereto. If the changed pages attached as Exhibit I hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

10.  Please provide to us and undertake to include in your future filings revision of this section consistent with the Commission’s statements in Release No. 33-8350 including, but not limited to, discussion and analysis of the following:
•	more than a third of your loans are with related parties;
•	expenses have continued to increase dramatically each year;
•	earnings per limited partnership unit has dropped by ten percent from levels in 2006 and 2007;
•	cash has dropped from over $15 million in 2008 to $815 thousand in 2010; and
•	interest expense has increased by 1000 percent from 2008 to 2010.

Response:  The “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” section of the Partnership’s Form 10-K has been revised to provide the disclosure requested in the Staff’s comment, as reflected in the changed pages attached as Exhibit J hereto. If the changed pages attached as Exhibit J hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

11.  Please provide to us and undertake to include in your future filings revision of this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the following:
•	the approximate amount (or percentage) of residential mortgage loans as of the end of the reporting period with loan-to-value ratios above 100% and trends in this amount;
•	trends in the amount and percentage of refinanced or modified loans including the amount of troubled debt restructurings;
•	trends in the types and amounts of concessions you have granted in modifying or restructuring loans (including the number of loans that you have restructured into multiple new loans);
•	trends in the aggregate amount of loan workouts whereby an existing loan was restructured into multiple new loans; and
•
the expected timing of adjustment of option ARM loans and the effect of the adjustment on future cash flows and liquidity, taking into consideration current trends of increased delinquency rates of ARM loans and reduced collateral values due to declining home prices.

Response:  The Partnership submits that it has not engaged in any of the activities described in the Staff’s comment (with respect to loan modifications, the Partnership submits that it has only engaged in simple loan modifications, such as extensions of maturity dates, and has not made any concessions, such as reductions of interest rates, amounts owed, etc., that would qualify such modification as a troubled debt restructuring).

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Results of Operations, page 44

12.  Please provide to us and undertake to include in your future filings revision of this section as follows:
•
provide discussion and analysis of the amount of and percentage of your expenses in the past two fiscal years that you paid, directly or indirectly, to your general partner or any person or entity related to your general partner and discuss whether these expenses were customary and reasonable;

•	revise the first paragraph to include analysis of the costs and benefits of your credit facility;
•
revise the fourth paragraph to explain more precisely the reasons the administrative expenses continue to increase to the extent that they have and discuss the relationship between the number of loans and your expenses; and

•	given the number and percentage of your loans that are with related parties, provide discussion and analysis of how your general partner allocates its costs between you and the related parties.

Response:
•
The “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section of the Partnership’s Form 10-K has been revised to provide the disclosure requested in the Staff’s comment, as reflected in the changed pages attached as Exhibit K hereto. If the changed pages attached as Exhibit K hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The first paragraph of the “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section of the Partnership’s Form 10-K has been revised to include analysis of the costs and benefits of the credit facility, as reflected in the changed pages attached as Exhibit K hereto. If the changed pages attached as Exhibit K hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section of the Partnership’s Form 10-K has been revised to provide the disclosure referenced in the Staff’s comment, as reflected in the changed pages attached as Exhibit K hereto. If the changed pages attached as Exhibit K hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

•
The Partnership submits that its general partner does not allocate its costs between the related parties based on loans. Costs are separately accounted for with respect to each loan, without any commingling of expenses among related parties.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Directors, Executive Officer and Corporate Governance, page 59

13.  Please provide to us and undertake to include in your future filings revision of this section as follows:
•
revise the first paragraph of the section entitled “Our General Partner” to include a diagram indicating the relationships between the various entities, disclose the full legal name of each of the entities, disclose who owns UMT Holdings, and to explain the relationship between General Services and your general partner; and

•	revise the section entitled “Key Personnel” to include a diagram indicating the relationships between the various entities with which your key personnel are affiliated.

Response:  The Partnership respectfully notes that, pursuant to the response to Comment No. 6, above, the Partnership has undertaken to insert a diagram explaining the relationship among the various affiliated entities. The Partnership respectfully believes that a repetition of this diagram would not provide any additional information to investors. Therefore, the “Item 10 – Directors, Executive Officers and Corporate Governance” section of the Partnership’s Form 10-K has been revised to include two cross-references to the “Item 1 – Investment Objectives and Policies – Conflicts of Interest” section of the Partnership’s Form 10-K, as reflected in the changed pages attached as Exhibit L hereto. If the changed pages attached as Exhibit L hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Executive Compensation, page 62

14.  You have not provided any disclosure required by Item 402 based on your claim that employees of your general partner “do not receive any direct compensation from us for their services.” Item 402(a)(2) requires disclosure of “all compensation” and Item 402(a)(3) requires disclosure of compensation to “all individuals serving as the registrant’s principal executive officer or acting in a similar capacity” Please provide the disclosure or provide us with detailed legal analysis of the reasons why such disclosure is not required.

Response:  As stated in the “Item 11 – Executive Compensation” section of the Partnership’s Form 10-K, the fees and expense reimbursements paid to the Partnership’s general partner and other affiliates are disclosed in the “Item 5 – Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Use of Proceeds from Registered Securities” and “Item 13 – Certain Relationships and Related Transactions, and Director Independence” sections of the Partnership’s Form 10-K. Such fees represent all of the compensation paid by the Partnership to affiliates. With respect to Item 402(a)(3) of Regulation S-K, the Partnership submits that it does not have any employees, and the individuals who serve as its principal executive officer and principal financial officer do so in ministerial capacities. The Partnership is managed by UMTH Land Development, L.P., its general partner (and the chief executive officer and chief financial officer of UMTH Land Development, L.P. serve as the Partnership’s principal executive officer and principal financial officer, respectively). Employees of the Partnership’s general partner do not devote all of their time to managing the Partnership, and they do not receive any direct compensation from the Partnership for their services. Rather, employees of the Partnership’s general partner are compensated for their services to the general partner and the general partner provides services to multiple entities. Because such officers are not directly compensated by the Partnership in connection with the operation or management of the Partnership, the Partnership respectfully believes that the “compensation policy or program” and “Compensation Discussion and Analysis” disclosure required by Item 402 of Regulation S-K is not applicable to the Partnership.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Transactions with Related Persons, page 64

15.  Please provide to us and undertake to include in your future filings more detail regarding your transactions with related persons including, but not limited to, the following:
•	given the extent and magnitude of your related party transactions, please provide an overview including the aggregate dollar amount of your transactions with each related person for each fiscal year;
•
as required by Item 404(a)(1) and Instruction 1, disclose for each transaction, the basis on which each person is related to you and include the interest, direct or indirect, that your general partner has in each transaction particularly where the general partner is on both sides of the transaction;

•	as required by Item 404(a)(3) and Instruction 3, for each transaction, disclose the dollar value of the amount involved;
•	as required by Item 404(a)(4), for each transaction, disclose the dollar value of the amount of the related person’s interest in the transaction;
•
state whether or not each of the loans “were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related” to you;

•	state whether each of the loans involved more than the normal risk of collectability or presented other unfavorable features;
•	state whether each of the loans is nonaccrual, past due, restructured or potential problems; and
•	as required by Item 404(a)(6), explain in greater detail on pages 64 and 65 the purpose of the various fees and payments you make to your General Partner.

Response:  With respect to the Staff’s comment regarding whether the loans “were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related,” the Partnership submits that it has included disclosure stating that such loans are “fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances,” as required by the NASAA Mortgage Program Guidelines. With respect to the Staff’s comment regarding whether the loans involved more than the normal risk of collectability or presented other unfavorable features, the Partnership respectfully believes that it has not engaged in such loans. The “Item 13 – Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons” section of the Partnership’s Form 10-K has been revised to provide the remaining disclosure requested in the Staff’s comment, as reflected in the changed pages attached as Exhibit M hereto. If the changed pages attached as Exhibit M hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Mortgage Notes Receivable, page 66

16.  We note that one third of your loans are to related parties. In addition to the disclosure requested in the previous comment, please provide to us and undertake to include in your future filings more detail regarding each of these notes including, but not limited to, the following:
•	whether your underwriting standards and subsequent treatment of each loan was consistent with those applied to your loans to unrelated parties;
•	identify each advisor by name, describe their credentials and disclose who selected the advisor and the potential conflict of interest, if any, in such selection; and
•	the basis for your claim that each advisor was “independent.”

Response:  The Partnership submits that references throughout the Form 10-K to the “independent advisor” have been changed to “Jackson Claborn, Inc., an independent advisor,” as reflected in the changed pages attached as Exhibit M hereto (which exhibit also contains the revisions described in the responses to Comments No. 15 and No. 17). With respect to the remaining disclosure requested in the Staff’s comment, the Partnership respectfully believes that such disclosure is better consolidated in the “Item 13 – Certain Relationships and Related Transactions, and Director Independence – Policies and Procedures for Transactions with Related Parties” section of the Partnership’s Form 10-K in conjunction with the responses to Comments No. 15 and No. 17. Such section, the Partnership believes, is a more logical location for the disclosure requested in the Staff’s comment, and the consolidation of the information in that section allows the document to be more readable for investors. Therefore, the “Item 13 – Certain Relationships and Related Transactions, and Director Independence – Policies and Procedures for Transactions with Related Parties” section of the Partnership’s Form 10-K has been revised to provide the remaining disclosure requested in the Staff’s comment, as reflected in the changed pages attached as Exhibit M hereto (which exhibit also contains the revisions described in the responses to Comments No. 15 and No. 17). If the changed pages attached as Exhibit M hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Policies and Procedures for Transactions with Related Persons, page 71

17.  Please provide to us and undertake to include in your future filings more detail regarding these policies and procedures for the review, approval or ratification of transactions with related persons, as required by Item 404(b) including, but not limited to, the following:
•	disclose the aggregate amount of loans and other transactions are with entities in which your general partner has a direct or indirect interest;
•
discuss the lack of any review, approval or ratification by any independent person on the ability of your general partner to engage in transactions between you and the general partner and/or entities in which it has an interest, and to set the terms of those transactions;

•	identify the “specific conditions” to which you refer in the first bullet point relating to joint ownership; and
•	identify the “certain limited circumstances” to which you refer in the second bullet under which you can purchase mortgages from your general partner.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Response:  With respect to the Staff’s comment to disclose the aggregate amount of loans and other transactions with entities in which the Partnership’s general partner has a direct or indirect interest, the Partnership respectfully submits that such disclosure has been included with the disclosure that the Partnership has undertaken to provide pursuant to Comment No. 15, above. With respect to the remaining disclosure requested in the Staff’s comment, the “Item 13 – Certain Relationships and Related Transactions, and Director Independence – Policies and Procedures for Transactions with Related Parties” section of the Partnership’s Form 10-K has been revised to provide the requested disclosure, as reflected in the changed pages attached as Exhibit M hereto (which exhibit also contains the revisions described in the responses to Comments No. 15 and No. 16). If the changed pages attached as Exhibit M hereto are acceptable to the Staff, the revisions provided therein will be included in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

Note K. Related Party Transactions

Mortgage Notes Receivable – Related Party and Participation Interests – Related Party, page F-19

18. You disclose that you extended the maturity date on the promissory note to UDF PM, LLC from September 4, 2010 to September 4, 2012. Please tell us in detail your policies and procedures to determine if a loan modification meets the criteria to be classified as a troubled debt restructuring which results in loan impairment being specifically measured. Also tell us in detail how you determined that this modification did not represent a troubled debt restructuring.

Response:  The Partnership modifies and extends its loans in the ordinary course of business. The Partnership classifies a loan modification as a troubled debt restructuring if all of the following are present:

1.	The borrower is experiencing financial difficulties.

2.	The modification includes a concession on the Partnership’s part that the Partnership would not otherwise consider.

From accounting standards update (“ASU”) 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring, in general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for nontroubled debt is not involved in a trouble debt restructuring. Financial difficulties of the borrower may include, but are not limited to, the following:

a.	Has the borrower defaulted on debt obligations?

b.	Is the borrower declaring bankruptcy?

c.	Are the borrower’s cash flows sufficient to service the existing debt?

d.	Can the borrower obtain funds from another source at market rates available for nontroubled debtors?

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

The Partnership is considered to have granted a concession if the Partnership does not expect to collect all amounts due at the original contract rate. Indications that the Partnership has granted a concession may include, but are not limited to the following:

a.	Is the stated interest rate being reduced?

b.	Has any interest/principal been forgiven/reduced?

c.	Is there an extension of the original maturity date with a stated interest rate lower than the current market rate for new debt with similar risk?

d.	Is the Partnership waiving financial covenants?

Upon the maturity of the UDF PM, LLC note, the Partnership evaluated the performance of the underlying asset, and extended the loan on its original contract terms without making any concession to the borrower, based on the criteria discussed above. Thus, the Partnership classified the extension of the maturity date on the promissory note to UDF PM, LLC as a standard loan modification, not troubled debt restructuring.

19.  We note your detailed disclosure related to each individual transaction with a related party. We also note in certain cases that the maturity date has passed without payment (UDF Northpoint), that certain loans are on nonaccrual status (UDF LOF), that the amount of interest income recognized has decreased substantially from the prior period (Buffington Capital) or that interest income accrued for has not been paid during the period (UMT Loan at June 30, 2011). Please revise future filings to provide additional information to allow an investor to fully understand the facts and circumstances related to each of these types of situations where an unusual or irregular credit situation appears to have occurred. For the more material and/or higher risk situations, please provide a higher level of detail.

Response:  With respect to the Staff’s comment that certain loans are on nonaccrual status, the Partnership respectfully submits that all related party loans are on an accrual basis. The reason that there is no balance in accrued interest receivable as of a certain date (such as the UDF LOF loan referenced in the Staff’s comment) is due to a lack of any outstanding balance on the loan as of the referenced date. Nevertheless, the Partnership hereby undertakes to include in its future filings pursuant to the Exchange Act, as required by such act, additional information to allow an investor to fully understand the facts and circumstances related to situations where an unusual or irregular credit situation appears to have occurred (such as the transactions referenced in the Staff’s comment), and to provide a higher level of detail for more material and/or higher risk situations.

June 30, 2011 Form 10-Q

Income Statement, page 4

20.  Please revise future filings to separately present related party expenses on the face of your income statement. We also note that you disclose the payments made to related parties in a table in Note H. Please confirm that all expenses and payments to related parties are disclosed in the table in Note H and revise to clearly disclose where these payments are presented in the income statement.

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

Response: The Partnership hereby undertakes to include in its future filings pursuant to the Exchange Act, as required by such act, a separate presentation of the Partnership’s related party expenses on the face of the Partnership’s Statements of Operations. In addition, the Partnership hereby undertakes that the Notes to Financial Statements regarding related party transactions will disclose all expenses and payments to related parties and where such payments are presented in the Statements of Operations.

Notes to Financial Statements

21.  It appears that you have failed to disclose most of the information required by ASU 2010-20. Please explain to us why you have not disclosed the required information or revise future filings accordingly.

Response: The Partnership hereby undertakes to include in its future filings pursuant to the Exchange Act, as required by such act, the information required by ASU 2010-20.

Note G. Unit Redemption Program, page 14

22. We note the information regarding redemption requests disclosed on page 41 and the fact that you have not redeemed any units since May 2010. Please revise future filings to present a roll forward of redemption requests for each period presented.

Response: The Partnership hereby undertakes to present a roll forward of redemption requests for each period presented in the Partnership’s future filings pursuant to the Exchange Act, as required by such act.

23.  Please provide us a detailed accounting analysis that explains how you determined that you were not required to record a liability at the time you receive a redemption request. Specifically identify accounting guidance that supports your position and discuss all the relevant facts and circumstances that impacted your analysis.

Response: The Partnership believes that it complies with the Distinguishing Liabilities from Equity topic of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification, which requires, among other things, that financial instruments that represent a mandatory obligation of the Partnership to repurchase units of limited partnership interest be classified as liabilities and reported at settlement value. The Partnership believes that units of limited partnership interest tendered for redemption by the limited partner under the Partnership’s unit redemption program do not represent a mandatory obligation until such redemptions are approved at the discretion of the Partnership’s general partner. At such time, the Partnership would reclassify such obligations from equity to an accrued liability based upon their respective settlement values. Effective June 30, 2009, in order to conserve cash and in response to increasing request for redemptions, the Partnership has limited its redemptions primarily to those requested as a result of death and exigent circumstances, to the extent the Partnership’s general partner determines there are sufficient funds to redeem units. As of December 31, 2010 and June 30, 2011 the Partnership did not have any approved redemption requests included in its liabilities.

*                      *                      *

Morris, Manning & Martin, LLP

Mr. Todd K. Schiffman
November 14, 2011

The Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7744.

Best Regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

LBP:rrt

Enclosures
cc:           Hollis M. Greenlaw

EXHIBIT A

See attached.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, including discussion and analysis of United Development Funding III, L.P. (which may be referred to as the “Partnership,” “we,” “us,” “our,” or “UDF III”) and our subsidiaries, our financial condition, our investment objectives, amounts of anticipated cash distributions to our limited partners in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry. Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of the future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this Form 10-K. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of this Annual Report on Form 10-K.

PART I

Item 1.  Business.

General

United Development Funding III, L.P. was organized on June 13, 2005 as a Delaware limited partnership.  Our principal purpose is to originate, acquire, service, and otherwise manage, either alone or in association with others, a portfolio of mortgage loans that are secured by real property or equity interests in entities that hold real property already subject to other mortgages (including mortgage loans that are not first in priority) and participation interests in mortgage loans, and to issue or acquire an interest in credit enhancements to borrowers, such as guarantees or letters of credit.

We concentrate on making development loans to single-family lot developers who sell their lots to national and regional home builders, as well as making loans to national home builders and entities created by home builders in conjunction with our general partner or affiliates of our general partner for the acquisition of property and development of residential lots.  We seek to make or acquire loans primarily with respect to projects where the completed subdivision will consist of homes at or below the median price of the U.S. housing market. Please see the financial statements and the notes accompanying the financial statements included in this Annual Report for information regarding our revenues, profits and total assets for each of the last three fiscal years.

Our general partner is UMTH Land Development, L.P., a Delaware limited partnership (“Land Development”). We were organized on June 13, 2005 by our general partner.  UMT Holdings, L.P. (“UMT Holdings”) holds 99.9% of the limited partnership interests in our general partner. UMT Services, Inc. (“UMT Services”) owns the remaining 0.1% of the limited partnership interests in our general partner and serves as its general partner.  Theodore “Todd” F. Etter, Jr. and Hollis M. Greenlaw, who are directors of UMT Services, own 100% of the equity interests in UMT Services.  Land Development has been engaged to provide asset management services for four investment partnerships (United Development Funding, L.P., United Development Funding II, L.P., UDF Texas Two, LP and United Development Funding Land Opportunity Fund, L.P.) and one real estate investment trust (United Development Funding IV).  Land Development also holds a 99.9% partnership interest in UMTHLD FLF I, L.P., UMTHLD FLF II, L.P. and United Development Funding X, L.P., with the remaining 0.1% interest owned by UMT Services.  In addition, Land Development owns 100% of the interests in UDF Land GP, LLC, which serves as the general partner of the general partner of United Development Funding Land Opportunity Fund, L.P., an investment partnership.  Please see “Item 1, Investment Objectives and Policies – Conflicts of Interest” for a diagram illustrating the relationships of the aforementioned people and entities.  30% of our portfolio consists of current performing investments with affiliates of Land Development.  For the years ended December 31, 2008, 2009 and 2010, we paid Land Development and its affiliates approximately $14.1 million, $8.2 million and $2.0 million, respectively, for compensation, distributions, and other fees.  For the years ended December 31, 2008, 2009 and 2010, we incurred general and administrative expenses – related party (including amortization of certain fees paid in prior years) to Land Development and its affiliates of approximately $3.5 million, $2.7 million and $2.8 million, respectively. Please see “Item 13, Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons” for a detailed description of these investments, payments and expenses.

Land Development is responsible for our overall management, conduct and operation.  Our general partner has authority to act on our behalf in all matters respecting us, our business and our property.  The limited partners take no part in the management of our business or transact any business for us and have no power to sign for or bind us; provided, however, that the limited partners, by a majority vote and without the concurrence of the general partner, have the right to:  (a) amend the Agreement of Limited Partnership, as amended (the “Partnership Agreement”), governing the Partnership, (b) dissolve the Partnership, (c) remove the general partner or any successor general partner, (d) elect a new general partner, and (e) approve or disapprove a transaction entailing the sale of all or substantially all of the real properties acquired by the Partnership.

EXHIBIT B

See attached.

On May 15, 2006, our Registration Statement on Form S-11, covering an initial public offering (the “Offering”) of up to 12,500,000 units of limited partnership interest at a price of $20 per unit, was declared effective under the Securities Act of 1933, as amended.  The Registration Statement also covered up to 5,000,000 units of limited partnership interest to be issued pursuant to our distribution reinvestment plan (“DRIP”) for $20 per unit.  We had the right to reallocate the units of limited partnership interest we were offering between the primary offering and our DRIP, and pursuant to Supplement No. 8 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on September 4, 2008, we reallocated the units being offered such that 16,250,000 units were offered pursuant to the primary offering and 1,250,000 units were offered pursuant to the DRIP.   Pursuant to Supplement No. 11 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on March 6, 2009, we further reallocated the units being offered to be 16,500,000 units offered pursuant to the primary offering and 1,000,000 units offered pursuant to the DRIP.  The aggregate offering price for the units was $350 million. The primary offering component of the Offering was terminated on April 23, 2009.  We extended the offering of our units of limited partnership interest pursuant to our DRIP until the earlier of the sale of all units of limited partnership interest being offered pursuant to our DRIP or May 15, 2010; provided, however, that our general partner was permitted to terminate the offering of units pursuant to our DRIP at any earlier time.

On June 9, 2009, we held a Special Meeting of our limited partners as of April 13, 2009, at which our limited partners approved three proposals to amend certain provisions of our Partnership Agreement for the purpose of making available additional units of limited partnership interest for sale pursuant to an Amended and Restated Distribution Reinvestment Plan (“Secondary DRIP”).  On June 12, 2009, we registered 5,000,000 additional units to be offered pursuant to our Secondary DRIP for $20 per unit in a Registration Statement on Form S-3 (File No. 333-159939).  As such, we ceased offering units under the DRIP portion of the Offering as of July 21, 2009 and concurrently commenced our current offering of units pursuant to the Secondary DRIP.  The aggregate offering price for the units being offered pursuant to the Secondary DRIP is $100,000,000.  The Secondary DRIP will be available until we sell all $100,000,000 worth of units being offered; provided, however, that our general partner may terminate the offering of units pursuant to the Secondary DRIP at any earlier time.

Our initial public subscribers were accepted as limited partners on July 3, 2006.  As of December 31, 2010, we had issued an aggregate of 17,782,903 units of limited partnership interest in the Offering and the Secondary DRIP, consisting of 16,499,994 units that have been issued to our limited partners pursuant to our primary offering in exchange for gross proceeds of approximately $330.3 million, 716,260 units of limited partnership interest issued to limited partners in accordance with our DRIP in exchange for gross proceeds of approximately $14.3 million, and 884,886 units of limited partnership interest issued to limited partners in accordance with our Secondary DRIP in exchange for gross proceeds of approximately $17.7 million, minus 318,237 units of limited partnership interest that have been repurchased pursuant to our unit redemption program for approximately $6.4 million.  Our limited partnership units are not currently listed on a national exchange, and we do not expect any public market for the units to develop.

Our Partnership Agreement provides that we will continue in existence until December 31, 2028, unless sooner terminated as provided in the Partnership Agreement or unless such term is extended by the general partner and the majority vote of the limited partners.

Loan Portfolio

As of December 31, 2010, we had originated 58 loans (24 of which were repaid in full by the respective borrowers) with an aggregate principal amount of approximately $456.9 million.  As of December 31, 2010, there are approximately $65.9 million of commitments to be funded, including approximately $54.5 million to related parties, under the terms of mortgage notes receivable and participation interests. During the years ended December 31, 2008, 2009 and 2010, we originated 13, 6 and 2 loans, respectively, purchased 3, 0 and 1 loans, respectively, and entered into 1, 0 and 0 participation interests, respectively.

Approximately 96% of the outstanding aggregate principal amount of mortgage notes originated by us are secured by properties located throughout Texas, approximately 3% are secured by properties located in Colorado and approximately 1% are secured by properties located in Arizona. Approximately 59% of the outstanding aggregate principal amount of mortgage notes originated by us as of December 31, 2010 are secured by properties located in the Dallas, Texas area; approximately 21% are secured by properties located in the Austin, Texas area; approximately 8% are secured by properties located in the Houston, Texas area; approximately 6% are secured by properties located in the Lubbock, Texas area; approximately 2% are secured by properties located in the San Antonio, Texas area; approximately 3% are secured by properties located in the Denver, Colorado area; and approximately 1% are secured by properties located in the Kingman, Arizona area. 11 of the 34 loans outstanding as of December 31, 2010, representing approximately 11% of the aggregate principal amount of the outstanding loans, are secured by a first lien on the respective property; 11 of the 34 loans outstanding as of December 31, 2010, representing approximately 12% of the aggregate principal amount of the outstanding loans, are secured by a second lien on the respective property; 3 of the 34 loans outstanding as of December 31, 2010, representing approximately 49% of the aggregate principal amount of the outstanding loans, are secured by a co-investment (which are secured by multiple properties through second liens, pledges of ownership interests and guarantees, as described below); 7 of the 34 loans outstanding as of December 31, 2010, representing approximately 5% of the aggregate principal amount of the outstanding loans, are secured by a pledge of the ownership interest of the borrower or entity which holds title to the property; and 2 of the 34 loans outstanding as of December 31, 2010, representing approximately 23% of the aggregate principal amount of the outstanding loans, are secured by other types of security interests. Co-investments are mezzanine loans that are secured by multiple projects in which an affiliate has also invested. Co-investment loans are cross-collateralized and are secured by second liens in finished lots and entitled land, pledges of the ownership interests in the borrowing entities, and guarantees. We enter into collateral-sharing arrangements with our affiliates and our borrowers that allocate the proceeds of the co-investment collateral between us and our affiliates. Under these collateral-sharing arrangements, we are generally entitled to receive 50-75% of collateral proceeds. In the event of a borrower’s bankruptcy, we are entitled to receive 100% of the collateral proceeds after payment of the senior lenders, ahead of payment to our affiliates.

15 of the 34 loans outstanding as of December 31, 2010, representing approximately 81% of the aggregate principal amount of the outstanding loans, are made with respect to projects that are presently selling finished home lots to national public or regional private homebuilders, or are made with respect to a project in which one of these homebuilders holds an option to purchase the finished home lots and has made a significant forfeitable earnest money deposit. 21 of the 34 loans outstanding as of December 31, 2010, representing approximately 67% of the aggregate principal amount of the outstanding loans, are made to developer entities which hold ownership interests in projects other than the project funded by us.  10 of the 34 loans outstanding as of December 31, 2010, representing approximately 79% of the aggregate principal amount of the outstanding loans, are secured by multiple single-family residential communities.  13 of the 34 loans outstanding as of December 31, 2010, representing approximately 61% of the aggregate principal amount of the outstanding loans, are secured by a personal guarantee of the developer in addition to a lien on the real property or the equity interests in the entity that holds the real property. As of December 31, 2010, we had three entities and their affiliates included in our mortgage notes receivables (including related party transactions) and participation interest – related party that accounted for over 10% of the outstanding balance of our portfolio. These entities include CTMGT LLC, an unaffiliated Texas limited liability company, which comprises approximately 32% of the outstanding balance of our portfolio, and certain of its affiliated entities comprise an additional 13% of the outstanding balance of our portfolio, Buffington Land, Ltd., an unaffiliated Texas limited partnership, which comprises approximately 17% of the outstanding balance of our portfolio, and certain of its affiliated entities comprise an additional 1% of the outstanding balance of our portfolio, and United Development Funding, L.P., an affiliated Delaware limited partnership (“UDF I”), which comprises approximately 17% of the outstanding balance of our portfolio, and its affiliated entities comprise an additional 10% of the outstanding balance of our portfolio.  Our general partner is the asset manager for UDF I

The average interest rate payable with respect to the 34 loans outstanding as of December 31, 2010 is 14%, and the average term of each loan is approximately 26 months.

Investment Objectives and Policies

Principal Investment Objectives

Our principal investment objectives are:
•
to make, originate or acquire a participation interest in mortgage loans (secured by first priority or junior priority liens against real property or liens against equity interests of entities that hold real property) typically in the range of $500,000 to $10 million, and to provide credit enhancements to real estate developers and regional and national homebuilders who acquire real property, subdivide such real property into single-family residential lots and sell such lots to homebuilders or build homes on such lots;

•	to produce net interest income from the interest on loans that we originate or purchase or in which we acquire a participation interest;

•	to produce a profitable fee from our credit enhancement transactions;
•	to produce income through origination, commitment and credit enhancement fees charged to borrowers;

•	to maximize distributable cash to investors; and
•	to preserve, protect and return capital contributions.

EXHIBIT C

See attached.

(3)  approximately $34.8 million paid in cash and approximately $20.5 million reinvested in 1,026,716 units of limited partnership interest under the DRIP and Secondary DRIP.

Security

Our mortgage notes receivable are generally secured by:
•	the parcels of land to be developed (which secure 77% of our mortgage notes receivable as of December 31, 2010);
•	a pledge of some or all of the equity interests in the developer entity (which secures 69% of our mortgage notes receivable as of December 31, 2010);
•	additional assets of the developer, including parcels of undeveloped and developed real estate (which secure 60% of our mortgage notes receivable as of December 31, 2010); and
•	personal guarantees of the principals of the developer entity (which secure 58% of our mortgage notes receivable as of December 31, 2010).

If there is no third-party financing for a development project, our lien on the subject parcels is a first priority lien. If there is third-party financing, our lien on the subject parcels is subordinate to such financing. We enter each loan prepared to assume or retire any senior debt if necessary to protect our capital. We seek to enter into agreements with third-party lenders that require the third-party lenders to notify us of a default by the developer under the senior debt and allow us to assume or retire the senior debt upon any default under the senior debt.  11 of the 34 loans outstanding as of December 31, 2010, representing approximately 11% of the aggregate principal amount of the outstanding loans, are secured by a first lien on the respective property; 11 of the 34 loans outstanding as of December 31, 2010, representing approximately 12% of the aggregate principal amount of the outstanding loans, are secured by a second lien on the respective property; 3 of the 34 loans outstanding as of December 31, 2010, representing approximately 49% of the aggregate principal amount of the outstanding loans, are secured by a co-investment (which are secured by multiple properties through second liens, pledges of ownership interests and guarantees, as described below); 7 of the 34 loans outstanding as of December 31, 2010, representing approximately 5% of the aggregate principal amount of the outstanding loans, are secured by a pledge of the ownership interest of the borrower or entity which holds title to the property; and 2 of the 34 loans outstanding as of December 31, 2010, representing approximately 23% of the aggregate principal amount of the outstanding loans, are secured by other types of security interests. Co-investments are mezzanine loans that are secured by multiple projects in which an affiliate has also invested. Co-investment loans are cross-collateralized and are secured by second liens in finished lots and entitled land, pledges of the ownership interests in the borrowing entities, and guarantees. We enter into collateral-sharing arrangements with our affiliates and our borrowers that allocate the proceeds of the co-investment collateral between us and our affiliates. Under these collateral-sharing arrangements, we are generally entitled to receive 50-75% of collateral proceeds. In the event of a borrower’s bankruptcy, we are entitled to receive 100% of the collateral proceeds after payment of the senior lenders, ahead of payment to our affiliates.

Mortgage notes that are secured only by a pledge of ownership interests may not be as valuable as notes secured by a first lien if a loan defaults, as there may be liens on the property and the borrower’s only source of cash flow and only asset may be the property itself.  To mitigate this risk, we sometimes make co-investment loans secured by multiple pledges of ownership interests and collateral-sharing agreements with our affiliates which permit us to share in the proceeds of second liens.  Furthermore, most of our real estate loans, including loans made to entities affiliated with our general partner, have the benefit of unconditional guarantees of the developer and/or its parent company and pledges of additional assets of the developer. The use of pledges of ownership interests allows us to more quickly obtain ownership of a property when the borrower has defaulted on a loan, thus allowing us to more quickly determine future actions regarding the property.  Where the borrower owns more than one property, the use of pledges may provide us with additional sources of repayment. In addition, loans made to the same borrower or related borrowers are cross-collateralized, unless cross-collateralization is prohibited by the borrower’s senior lender or the investors in the related borrowers are materially different.

We obtain an appraisal in conjunction with the initial underwriting and origination of each loan in our portfolio.  In some cases, we may use an appraisal that has been prepared for another third-party lender, such as a commercial bank.  We are not required to reappraise any individual asset; however, we generally will obtain an updated appraisal within 36 months from the date we originate our loan. We actively manage our portfolio, reviewing development timelines and budgets, market absorption rates and trends, lot and land prices, homebuilder performance and third-party market studies to evaluate the value of our collateral on a real time and continuous basis.

Underwriting Criteria

When selecting mortgage loans and investments that we intend to originate or purchase, our general partner adheres to the following underwriting criteria:
•
Liens.  All loans and investments made by us must be evidenced by a note and must be secured (1) by a first or second lien that is insured by a title insurance company, (2) by a pledge of the partnership interests in the special purpose entity holding the property or by both a subordinate lien position and a pledge of the partnership interests in the special purpose entity, or (3) by a commitment as to the priority of the loan or the condition of title.  In addition, our loans and investments may be secured by a pledge of additional ownership interests of the developer and its affiliates in other development projects.

•	Interest Rate. We seek to originate loans bearing interest at rates ranging from 10% to 16% per annum.

•
Term and Amortization.  We currently do not have a policy that establishes a minimum or maximum term for the loans we may make, nor do we intend to establish one.  Loans typically are structured as interest-only notes with balloon payments or reductions to principal tied to net cash from the sale of developed lots and the release formula created by the senior lender, i.e., the conditions under which principal is repaid to the senior lender, if any.

•	Geographical Boundaries. We may buy or originate loans in any of the 48 contiguous United States. As of December 31, 2010, we have originated loans in Texas, Colorado, Arizona and New Mexico.

Credit Facility

On September 21, 2009, the Partnership entered into a Loan and Security Agreement (the “Loan Agreement”) with Wesley J. Brockhoeft (the “Lender”) pursuant to which the Lender has provided the Partnership with a revolving credit facility in the maximum principal amount of $15 million (the “Brockhoeft Credit Facility”). The interest rate on the Brockhoeft Credit Facility is equal to 10% per annum.  Accrued interest on the outstanding principal amount of the Brockhoeft Credit Facility is payable monthly.  The Brockhoeft Credit Facility is secured by a first priority lien on all of the Partnership’s existing and future assets.  In consideration of the Lender originating the Brockhoeft Credit Facility, the Partnership paid the Lender an origination fee in the amount of $300,000.  On June 21, 2010, the Partnership entered into the First Amendment to Loan and Security Agreement (the “Amended Loan Agreement”).  Pursuant to the Amended Loan Agreement, the maturity date on the Brockhoeft Credit Facility was extended from September 20, 2010 to June 21, 2012.  In addition, in accordance with the Amended Loan Agreement, the Partnership’s existing and future assets secure our guaranty of a $15 million loan (the “UDF I – Brockhoeft Loan”) from the Lender in favor of United Development Funding, L.P., an affiliated Delaware limited partnership (“UDF I”).  The Amended Loan Agreement also provides for cross-default of the Brockhoeft Credit Facility with the UDF I – Brockhoeft Loan.  In consideration for amending the loan, the Partnership paid the Lender an amendment fee in the amount of $150,000.

EXHIBIT D

See attached.

(3)  approximately $34.8 million paid in cash and approximately $20.5 million reinvested in 1,026,716 units of limited partnership interest under the DRIP and Secondary DRIP.

Security

Our mortgage notes receivable are generally secured by:
•	the parcels of land to be developed;
•	in certain cases, a pledge of some or all of the equity interests in the developer entity;

•	in certain cases, additional assets of the developer, including parcels of undeveloped and developed real property; and
•	in certain cases, personal guarantees of the principals of the developer entity.

If there is no third-party financing for a development project, our lien on the subject parcels is a first priority lien. If there is third-party financing, our lien on the subject parcels is subordinate to such financing. We enter each loan prepared to assume or retire any senior debt if necessary to protect our capital. We seek to enter into agreements with third-party lenders that require the third-party lenders to notify us of a default by the developer under the senior debt and allow us to assume or retire the senior debt upon any default under the senior debt.  As of December 31, 2010, 13% of the aggregate principal amount of mortgage notes we have originated was in a first lien position and 87% of the aggregate principal amount of mortgage notes we have originated was secured by a subordinate lien position, a pledge of partnership interests, or by both.

Most of our real estate loans, including loans made to entities affiliated with our general partner, have the benefit of unconditional guarantees of the developer and/or its parent company and pledges of additional assets of the developer.

Underwriting Criteria

When selecting mortgage loans and investments that we intend to originate or purchase, our general partner adheres to the following underwriting criteria:
•
Liens.  All loans and investments made by us must be evidenced by a note and must be secured (1) by a first or second lien that is insured by a title insurance company, (2) by a pledge of the partnership interests in the special purpose entity holding the property or by both a subordinate lien position and a pledge of the partnership interests in the special purpose entity, or (3) by a commitment as to the priority of the loan or the condition of title.  In addition, our loans and investments may be secured by a pledge of additional ownership interests of the developer and its affiliates in other development projects.

•	Interest Rate. We seek to originate loans bearing interest at rates ranging from 10% to 16% per annum.

•
Term and Amortization.  We currently do not have a policy that establishes a minimum or maximum term for the loans we may make, nor do we intend to establish one.  Loans typically are structured as interest-only notes with balloon payments or reductions to principal tied to net cash from the sale of developed lots and the release formula created by the senior lender, i.e., the conditions under which principal is repaid to the senior lender, if any.

•	Geographical Boundaries. We may buy or originate loans in any of the 48 contiguous United States. As of December 31, 2010, we have originated loans in Texas, Colorado, Arizona and New Mexico.

As part of our evaluation of a potential borrower, we will generally obtain and review personal and entity tax returns, personal and entity financial statements and entity organizational documents and certificates of good standing for each potential borrower or guarantor. In addition, we retain the right to receive updated financial statements and tax returns from any borrower or guarantor as long as our loan is outstanding.

Credit Facility

On September 21, 2009, the Partnership entered into a Loan and Security Agreement (the “Loan Agreement”) with Wesley J. Brockhoeft (the “Lender”) pursuant to which the Lender has provided the Partnership with a revolving credit facility in the maximum principal amount of $15 million (the “Brockhoeft Credit Facility”). The interest rate on the Brockhoeft Credit Facility is equal to 10% per annum.  Accrued interest on the outstanding principal amount of the Brockhoeft Credit Facility is payable monthly.  The Brockhoeft Credit Facility is secured by a first priority lien on all of the Partnership’s existing and future assets.  In consideration of the Lender originating the Brockhoeft Credit Facility, the Partnership paid the Lender an origination fee in the amount of $300,000.  On June 21, 2010, the Partnership entered into the First Amendment to Loan and Security Agreement (the “Amended Loan Agreement”).  Pursuant to the Amended Loan Agreement, the maturity date on the Brockhoeft Credit Facility was extended from September 20, 2010 to June 21, 2012.  In addition, in accordance with the Amended Loan Agreement, the Partnership’s existing and future assets secure our guaranty of a $15 million loan (the “UDF I – Brockhoeft Loan”) from the Lender in favor of United Development Funding, L.P., an affiliated Delaware limited partnership (“UDF I”).  The Amended Loan Agreement also provides for cross-default of the Brockhoeft Credit Facility with the UDF I – Brockhoeft Loan.  In consideration for amending the loan, the Partnership paid the Lender an amendment fee in the amount of $150,000.

EXHIBIT E

See attached.

(3)  approximately $34.8 million paid in cash and approximately $20.5 million reinvested in 1,026,716 units of limited partnership interest under the DRIP and Secondary DRIP.

Security

Our mortgage notes receivable are generally secured by:
•	the parcels of land to be developed;
•	in certain cases, a pledge of some or all of the equity interests in the developer entity;

•	in certain cases, additional assets of the developer, including parcels of undeveloped and developed real property; and
•	in certain cases, personal guarantees of the principals of the developer entity.

If there is no third-party financing for a development project, our lien on the subject parcels is a first priority lien. If there is third-party financing, our lien on the subject parcels is subordinate to such financing. We enter each loan prepared to assume or retire any senior debt if necessary to protect our capital. We seek to enter into agreements with third-party lenders that require the third-party lenders to notify us of a default by the developer under the senior debt and allow us to assume or retire the senior debt upon any default under the senior debt.  As of December 31, 2010, 13% of the aggregate principal amount of mortgage notes we have originated was in a first lien position and 87% of the aggregate principal amount of mortgage notes we have originated was secured by a subordinate lien position, a pledge of partnership interests, or by both.

Most of our real estate loans, including loans made to entities affiliated with our general partner, have the benefit of unconditional guarantees of the developer and/or its parent company and pledges of additional assets of the developer.

Underwriting Criteria

When selecting mortgage loans and investments that we intend to originate or purchase, our general partner adheres to the following underwriting criteria:
•
Liens.  All loans and investments made by us must be evidenced by a note and must be secured (1) by a first or second lien that is insured by a title insurance company, (2) by a pledge of the partnership interests in the special purpose entity holding the property or by both a subordinate lien position and a pledge of the partnership interests in the special purpose entity, or (3) by a commitment as to the priority of the loan or the condition of title.  In addition, our loans and investments may be secured by a pledge of additional ownership interests of the developer and its affiliates in other development projects.

•	Interest Rate. We seek to originate loans bearing interest at rates ranging from 10% to 16% per annum.

•
Term and Amortization.  We currently do not have a policy that establishes a minimum or maximum term for the loans we may make, nor do we intend to establish one.  Loans typically are structured as interest-only notes with balloon payments or reductions to principal tied to net cash from the sale of developed lots and the release formula created by the senior lender, i.e., the conditions under which principal is repaid to the senior lender, if any.

•	Geographical Boundaries. We may buy or originate loans in any of the 48 contiguous United States. As of December 31, 2010, we have originated loans in Texas, Colorado, Arizona and New Mexico.

Credit Facility

On September 21, 2009, during the credit crisis in which financial institutions severely reduced the number of loans made to entities involved in real estate, the Partnership entered into a Loan and Security Agreement (the “Loan Agreement”) with Wesley J. Brockhoeft, an unaffiliated individual (the “Lender”), pursuant to which the Lender has provided the Partnership with a revolving credit facility in the maximum principal amount of $15 million (the “Brockhoeft Credit Facility”). The interest rate on the Brockhoeft Credit Facility is equal to 10% per annum.  Accrued interest on the outstanding principal amount of the Brockhoeft Credit Facility is payable monthly.  The Brockhoeft Credit Facility is secured by a first priority lien on all of the Partnership’s existing and future assets.  In consideration of the Lender originating the Brockhoeft Credit Facility, the Partnership paid the Lender an origination fee in the amount of $300,000.  On June 21, 2010, the Partnership entered into the First Amendment to Loan and Security Agreement (the “Amended Loan Agreement”).  Pursuant to the Amended Loan Agreement, the maturity date on the Brockhoeft Credit Facility was extended from September 20, 2010 to June 21, 2012.  In addition, in accordance with the Amended Loan Agreement, the Partnership’s existing and future assets secure our guaranty of a $15 million loan (the “UDF I – Brockhoeft Loan”) from the Lender in favor of United Development Funding, L.P., an affiliated Delaware limited partnership (“UDF I”), a guaranty for which we receive from UDF I a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft loan.  The Amended Loan Agreement also provides for cross-default of the Brockhoeft Credit Facility with the UDF I – Brockhoeft Loan.  In consideration for amending the loan and extending the maturity date, the Partnership paid the Lender an amendment fee in the amount of $150,000. We believe that the interest rate and terms of the Brockhoeft Credit Facility and the Amended Loan Agreement are consitent with those offered by financial institutions.

The intent of the Brockhoeft Credit Facility is to utilize it as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, including usage to fund identified investments pending receipt of proceeds from the partial or full repayment of loans. This allows the Partnership to keep funds invested in loans, instead of holding such loan repayment proceeds idle until new investments are identified. The Partnership does not intend to use the Brockhoeft Credit Facility to provide long-term or permanent leverage on Partnership investments. Proceeds from the operations of the Partnership will be used to repay the Brockhoeft Credit Facility.  As of December 31, 2010, $15 million in principal was outstanding under the Brockhoeft Credit Facility.  Interest expense associated with the Brockhoeft Credit Facility was approximately $1.5 million for the year ended December 31, 2010.

Borrowing Policies

The Partnership Agreement authorizes us to borrow funds up to an amount equal to 70% of the aggregate fair market value of all of our mortgage notes receivable.  We are permitted by our Partnership Agreement to borrow money to:
•	acquire or make mortgage loans;
•	prevent defaults under senior loans or discharge them entirely if that becomes necessary to protect our interests; or

•	assist in the development or sale of any real property that we have taken over as a result of default.

If our general partner determines it is advantageous to us, we may borrow money only if such borrowings do not constitute “acquisition indebtedness” as such term is defined in Section 514 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and the Treasury Regulations and rulings thereunder.  Our use of leverage increases our risk of loss, however, because defaults on indebtedness secured by our assets may result in lenders initiating foreclosure of our assets.

Investment Limitations

We have not invested as a general or limited partner in other limited partnerships, even though we are permitted to do so under limited circumstances, as provided by our Partnership Agreement and the North American Securities Administrators Association (“NASAA”) Mortgage Program Guidelines.

We do not underwrite securities of other issuers or invest in securities of other issuers for the purpose of exercising control.  Notwithstanding the foregoing, we may invest in joint ventures or partnerships and in corporations in which real estate is the principal asset, provided that such acquisition can best be effected by the acquisition of the securities of such corporation, subject to the limitations set forth below.

We will not engage in the following activities:
•	acquire assets in exchange for units of limited partnership interest;
•	issue units of limited partnership interest after the termination of the Offering; or

•
make loans to our general partner or its affiliates except as permitted by our Partnership Agreement and the NASAA Mortgage Program Guidelines.  Such loans are permitted under our Partnership Agreement and the NASAA Mortgage Program Guidelines if an independent advisor issues an opinion to the effect that the proposed loan is fair and at least as favorable to us as a loan to an unaffiliated borrower in similar circumstances.

EXHIBIT F

See attached.

•
make loans to our general partner or its affiliates except as permitted by our Partnership Agreement and the NASAA Mortgage Program Guidelines.  Such loans are permitted under our Partnership Agreement and the NASAA Mortgage Program Guidelines if an independent advisor issues an opinion to the effect that the proposed loan is fair and at least as favorable to us as a loan to an unaffiliated borrower in similar circumstances.

Our general partner continually reviews our investment activity to attempt to ensure that we do not come within the application of the Investment Company Act of 1940, as amended.  Among other things, our general partner monitors the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an “investment company” under the Investment Company Act.  See “Item 1A, Risk Factors – Risks Related to Our Business in General – Limited partners’ returns will be reduced if we are required to register as an investment company under the Investment Company Act of 1940.”

Conflicts of Interest

We do not have any officers, employees or directors, and we depend entirely on our general partner and its affiliates to manage our operations. As a result, we are subject to various conflicts of interest arising out of our relationship with our general partner and its affiliates, including conflicts related to the arrangements pursuant to which our general partner and its affiliates will be compensated by us. All of our agreements and arrangements with our general partner and its affiliates, including those relating to compensation, are not the result of arm’s length negotiations. However, the Partnership believes that all of its agreements and arrangements with its general partner and its affiliates, including those relating to compensation, are consistent with the NASAA Mortgage Program Guidelines regarding conflicts of interest.  In addition, our legal counsel, Morris, Manning & Martin, LLP, and our independent registered public accounting firm, Whitley Penn LLP, are independent entities who were selected by our general partner and each provides services to our general partner and other entities affiliated with our general partner.  If the interests of the various parties become adverse, they may face conflicts of interest and may be precluded from representing any one or all of such parties.

Our general partner, who makes all of our investment decisions, is responsible for managing our affairs on a day-to-day basis and for identifying and making loans on our behalf. UMT Holdings holds 99.9% of the limited partnership interests in our general partner. UMT Services owns the remaining 0.1% of the limited partnership interests in our general partner and serves as its general partner.  Theodore “Todd” F. Etter, Jr. and Hollis M. Greenlaw, who are directors of UMT Services, own 100% of the equity interests in UMT Services. UMT Services is the general partner and owns 0.1% of the limited partnership interests in UMT Holdings. The remaining 99.9% of the limited partnership interests in UMT Holdings are held as follows: Todd F. Etter (32.84%), Hollis M. Greenlaw (32.84%), Craig A. Pettit (6.85%), Christine A. Griffin (2.67%), Timothy J. Kopacka (5.66%), William E. Lowe (1.44%), Michael K. Wilson (7.68%), Ben L. Wissink (5.03%) and Cara D. Obert (4.99%). For more information regarding the relationships of our key personnel to our general partner and its affiliates, see the diagram below and “Item 10, Directors, Executive Officers and Corporate Governance – Key Personnel.”

Our general partner was organized in March 2003 and serves as the asset manager for UDF I and United Development Funding II, L.P. (“UDF II”), each a Delaware limited partnership and related party.  An affiliate of our general partner serves as the advisor to United Mortgage Trust (“UMT”) and United Development Funding IV (“UDF IV”), each of which is a Maryland real estate investment trust.  Our general partner serves as the asset manager for UDF IV.  Our general partner manages and is also the general partner of United Development Funding Land Opportunity Fund, L.P., a Delaware limited partnership and related party (“UDF LOF”).  UDF I, UDF II, UDF LOF and UDF IV are real estate finance companies that engage in the business in which we engage and in which we intend to engage. The chart below indicates the relationships between our general partner and its affiliates.

(1)
Todd F. Etter and Hollis M. Greenlaw each own one-half of the equity interests in UMT Services. Messrs. Etter and Greenlaw and Michael K. Wilson serve as directors of UMT Services. UMT Services serves as general partner of UMTH General Services, L.P. (“General Services”), an affiliate of our general partner, Land Development.

(2)
UMT Services serves as the general partner and owns 0.1% of the limited partnership interests in UMT Holdings. The remaining 99.9% of the limited partnership interests in UMT Holdings are held as follows as of December 31, 2010: Mr. Etter (32.84%), Mr. Greenlaw (32.84%), Craig A. Pettit (6.85%), Timothy J. Kopacka (5.66%), Michael K. Wilson (7.68%), Christine A. Griffin (2.67%), Cara D. Obert (4.99%), William E. Lowe (1.44%) and Ben L. Wissink (5.03%).

(3)
UMT Services serves as the general partner and owns 0.1% of the limited partnership interests in each of General Services and Land Development. UMT Holdings owns the remaining 99.9% of the limited partnership interests in each of General Services and Land Development, our general partner. Land Development also serves as the asset manager for UDF I, UDF II, UDF IV and UDF LOF.

(4)
United Development Funding, Inc. serves as general partner for UDF I and owns a 0.02% general partnership interest. United Development Funding, Inc. is owned 45% by Mr. Greenlaw, 22.5% by each of Messrs. Etter and Kopacka, and 10% by Ms. Griffin.

(5)
United Development Funding II, Inc. serves as general partner for UDF II and owns a 0.1% general partnership interest. United Development Funding II, Inc. is owned 50% by each of Messrs. Etter and Greenlaw.

(6)	Land Development owns 100% of the general partnership and limited partnership interests in UDF Land GenPar, L.P.

(7)
United Development Funding, Inc. owns a 0.02% general partnership interest, Land Development owns a 49.99% subordinated profits interest, and unaffiliated limited partners own the remaining 49.99% of the interests in UDF I.

(8)
United Development Funding II, Inc. owns a 0.1% general partnership interest, Land Development owns a 49.95% subordinated profits interest, and unaffiliated limited partners own the remaining 49.95% of the interests in UDF II.

(9)	Land Development serves as our general partner and holds a 0.01% general partner interest. Approximately 8,905 limited partners, as of December 31, 2010, own 99.99% of our limited partnership units.

(10)
UDF Land GenPar, L.P. serves as the general partner for UDF LOF and holds a 0.01% general partnership interest. UDF Land GenPar, L.P. also holds a subordinated profit participation interest in UDF LOF. The investors who purchase units in the private offering by UDF LOF will own 99.9% of the limited partnership interests. As of December 31, 2010, approximately 300 limited partners held interests in UDF LOF.

(11)	General Services serves as the advisor to UDF IV. Land Development serves as the asset manager to UDF IV. UMT Holdings owns 10,000 of UDF IV’s shares of beneficial interest as of December 31, 2010.

Because we were organized and will be operated by our general partner, conflicts of interest will not be resolved through arm’s length negotiations but through the exercise of our general partner’s judgment consistent with its equal fiduciary responsibility to its limited partners and each of the other partnerships for which our general partner serves as general partner and our investment objectives and policies. Our general partner uses its best efforts to assure that we are treated at least as favorably as any other affiliated program. Furthermore, our partnership agreement provides that our general partner will have no liability, and that we will indemnify our general partner for any obligations, losses, damages, costs or other liabilities, arising out of any action or failure to act that the general partner in good faith determines was in our best interest, provided its action or failure to act did not constitute negligence or misconduct. See Item 13, “Certain Relationships and Related Transactions, and Director Independence – Policies and Procedures for Transactions with Related Persons,” for a discussion of our policies and procedures for resolving potential conflicts of interest.

Housing Industry

The U.S. housing market has suffered declines over the past four years, particularly in geographic areas that had previously experienced rapid growth, steep increases in property values and speculation.  In 2009, the homebuilding industry was focused on further reducing supply and inventory overhang of new single-family homes. In 2010, national and regional homebuilders began increasing the number of homes constructed from the number constructed in 2009. We believe that while demand for new homes has been affected across the country by the general decline of the housing industry, the housing markets in the geographic areas in which we have invested and intend to invest have not been impacted as greatly. Further, we believe that, as a result of the inventory reductions and corresponding lack of development over the past few years, the supply of new homes and finished lots have generally aligned with market demand in most real estate markets; more homes will be started in 2011 than in 2010; and we will likely see continued demand for our products in 2011.

EXHIBIT G

See attached.

Competition

Real estate financing is a very competitive industry. Our principal competitors are mortgage banks and other lenders. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, other real estate limited partnerships and other entities engaged in real estate investment activities, many of which have greater resources than we do. Banks and larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the proliferation of the Internet as a tool for loan origination has made it very inexpensive for new competitors to participate in the real estate finance industry. We believe that the demand for development loans is increasing, which may cause more lenders and equity participants to enter this market. Our ability to make or purchase a sufficient number of loans and investments to meet our objectives will depend on the extent to which we can compete successfully against these other lenders, including lenders that may have greater financial or marketing resources, greater name recognition or larger customer bases than we have. Our competitors may be able to undertake more effective marketing campaigns or adopt more aggressive pricing policies than we can, which may make it more difficult for us to attract customers. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

Regulations

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Under limited circumstances, a secured lender, in addition to the owner of real estate, may be liable for clean-up costs or have the obligation to take remedial actions under environmental laws, including, but not limited to, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA. Some of these laws and regulations may impose joint and several liability for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell such property or to use the property as collateral for future borrowing.

In addition, as a non-bank lender of commercial loans, we are subject to various state and federal regulations regarding usury laws. State and federal usury laws limit the interest that lenders are entitled to receive on a mortgage loan. In determining whether a given transaction is usurious, courts may include charges in the form of “points” and “fees” as “interest,” but may exclude payments in the form of “reimbursement of foreclosure expenses” or other charges found to be distinct from “interest.” While we contract for interest at a rate that is less than or equal to the applicable maximum amount of non-usurious interest and our loan documents and Texas law provide us with an opportunity to cure usurious charges, if the amount charged for the use of the money loaned is found to exceed a statutorily established maximum rate (under Texas law, the current maximum amount of non-usurious interest is 18% per annum) and we fail to cure, the form employed and the degree of overcharge are both immaterial to the determination that the loan is usurious. Statutes differ in their provision as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest above the applicable limit or imposes a specified penalty. Under this statutory scheme, the borrower may have the recorded mortgage or deed of trust cancelled upon paying its debt with lawful interest, or the lender may foreclose, but only for the debt plus lawful interest. Under a second, more severe type of statute, a violation of the usury law results in the invalidation of the transaction, thereby permitting the borrower to have the recorded mortgage or deed of trust cancelled without any payment (thus prohibiting the lender from foreclosing).

Employees

We have no employees; however, our general partner and an affiliate of our general partner have a staff of employees who perform a range of services for us, including originations, acquisitions, asset management, accounting, legal and investor relations.

Financial Information About Industry Segments

Our current business consists only of originating, acquiring, servicing and managing mortgage loans on real property, acquiring participation interests in third-party mortgage loans on real property and issuing or acquiring an interest in credit enhancements to borrowers.  We internally evaluate our activities as one industry segment, and, accordingly, we do not report segment information.

Available Information

EXHIBIT H

See attached.

The prior performance of real estate investment programs sponsored by affiliates of our general partner may not be an indication of our future results.

We were formed in June 2005 and our general partner was formed in March 2003. Although key personnel of our general partner are experienced in operating businesses similar to our business, investors should not rely on the past performance of any other businesses of our key personnel, general partner, or affiliates to predict our future results. To be successful in this market, we must, among other things:
•	identify and acquire investments that further our investment strategy;
•	increase awareness of the United Development Funding name within the investment products market;
•	establish and maintain our network of licensed securities brokers and other agents;
•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;
•	respond to competition both for investment opportunities and potential investors in us; and
•	continue to build and expand our operations structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause limited partners to lose all or a portion of their investment.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategy could be delayed or hindered.

Our success depends on the diligence, experience and skill of the officers and employees of our general partner. Although our general partner or its affiliates have employment contracts with key personnel, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with our general partner or its affiliates.  Our general partner, or affiliates of our general partner, has obtained key person life insurance policies on Mr. Hollis M. Greenlaw, Mr. Todd F. Etter and Mr. Ben L. Wissink.  We have not obtained life insurance policies on any other key personnel involved in our operations and, therefore, have no insulation against extraneous events that may adversely affect their ability to implement our investment strategies. We believe that our future success depends, in large part, upon our general partner’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled managerial, operational and marketing personnel is intense, and we cannot assure limited partners that we will be successful in attracting and retaining such personnel. The loss of any key person could harm our business, financial condition, cash flow and results of operations. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategy could be delayed or hindered.

Our rights and the rights of our limited partners to recover claims against our general partner are limited.

Our founders may form other companies that will engage in the same business as us, and we may not always be able to participate in investment opportunities on a pro rata basis between us and such other companies.

Our general partner and its affiliates may engage in additional real estate-related activities in the future, including the activities in which we engage, and may form new entities to engage in these activities. If new companies are formed for the purpose of engaging in the businesses in which we engage, our founders intend to allocate investment opportunities among us, UDF I, UDF II, UDF IV, UDF LOF and the new entities equitably. However, we cannot assure limited partners that we will be able to participate in all or any investment opportunities in which such other companies participate, on an equitable basis or otherwise.

Certain of the principals of our general partner will face conflicts of interest relating to the extension and purchase of loans, and such conflicts may not be resolved in our favor.

Certain of the principals of our general partner, including Mr. Etter, Mr. Greenlaw, Michael K. Wilson, Ben L. Wissink and Cara D. Obert, are also principals, directors, employees, officers and equity holders of other entities, including UDF I, UDF II, UDF IV, UDF LOF, UMT Holdings and UMT Services, and they may also in the future hold positions with, and interests in, other entities engaged in real estate activities. These multiple responsibilities may create conflicts of interest for these individuals if they are presented with opportunities that may benefit us and their other affiliates. These individuals may be incentivized to allocate opportunities to other entities rather than to us if they are more highly compensated based on investments made by other entities. In determining which opportunities to allocate to us and to their other affiliates, these individuals will consider the investment strategy and guidelines of each entity. Because we cannot predict the precise circumstances under which future potential conflicts may arise, we intend to address potential conflicts on a case-by-case basis. There is a risk that our general partner will choose an investment for us that provides lower returns to us than a loan made by one of our affiliates. Our Partnership Agreement provides that it shall be deemed not to be a breach of any obligation our general partner has to us or our limited partners for the general partner or its affiliates to engage in other business activities in preference to or to the exclusion of us. The Partnership Agreement also expressly states that the general partner has no obligation to present business opportunities to us.

We will face risks relating to joint ventures with our affiliates and third parties that are not present with other methods of investing in mortgage loans.

We may enter into joint ventures with certain of our affiliates, as well as third parties, for the funding of loans. We may also purchase loans in joint ventures or in partnerships or other co-ownership arrangements with our affiliates, the sellers of the loans, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other methods of investment in mortgages, including, for example:
•
the possibility that our co-venturer or partner in an investment might become bankrupt, in which case our investment might become subject to the rights of the co-venturer or partner’s creditors and we may be forced to liquidate our investment before we otherwise would choose to do so;

•
that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals, which may cause us to disagree with our co-venturer or partner as to the best course of action with respect to the investment and which disagreements may not be resolved to our satisfaction;

•
that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, which may cause us not to realize the return anticipated from our investment; or

•	that it may be difficult for us to sell our interest in any such co-venture or partnership.

Moreover, in the event we determine to foreclose on the collateral underlying a non-performing loan, we may be required to obtain the cooperation of our co-venturer or partner to do so. We anticipate that we will co-invest with our affiliates in certain loans, in which case we expect to enter into an inter-creditor agreement that will define our rights and priority with respect to the underlying collateral. Our inability to foreclose on a property acting alone may cause significant delay in the foreclosure process, in which time the value of the property may decline.

As of December 31, 2010, we have not entered into any joint ventures.  As of December 31, 2010, we have co-invested in one loan originated by an affiliate, UMT, with an outstanding balance of approximately $57.9 million.  In addition, as of December 31, 2010, one affiliate, UDF IV, has participated in five loans we have originated for approximately $4.3 million.  See “Item 13, Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons” below for further discussion of these investments.

Our general partner will face additional conflicts of interest relating to co-investments with affiliated entities and may make decisions that disproportionately benefit one or more of our affiliated entities instead of us.

Affiliates of our general partner have sponsored private and public placement offerings on behalf of UDF I, UDF II, UDF IV and UDF LOF, all of which are unspecified, or “blind pool,” programs. Because our general partner or its affiliates will have advisory and management arrangements with these other United Development Funding programs, it is likely that they will encounter opportunities to invest in or acquire interests in mortgage loans, mezzanine loans, participations and/or properties to the benefit of one of the United Development Funding programs, but not others. Our general partner or its affiliates may make decisions to finance certain properties, which decisions might disproportionately benefit a United Development Funding program other than us. In such event, our results of operations and ability to pay distributions to our unit holders could be adversely affected.

Because our general partner and its affiliates control us, UDF I, UDF II, UDF IV and UDF LOF, agreements and transactions among the parties with respect to any co-investment among two or more of such parties will not have the benefit of an arm’s length negotiation of the type normally conducted between unrelated co-venturers. Under these co-investment arrangements, we may not have a first priority position with respect to the underlying collateral. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. In addition, to the extent that our co-venturer is an affiliate of our general partner, certain conflicts of interest will exist.

Employees of our general partner will face conflicts of interest relating to the allocation of their time and other resources among the various entities that they serve or have interests in, and such conflicts may not be resolved in our favor.

Certain of the employees of our general partner will face competing demands relating to their time and resources because they are also affiliated with entities with investment programs similar to ours, and they may have other business interests as well, including business interests that currently exist and business interests they develop in the future. Because these persons have competing interests for their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. As a result, they may devote less time and resources to our business than is necessary. If this occurs, our business, financial condition and results of operations may suffer.

There is no separate counsel for certain of our affiliates and us, which could result in conflicts of interest.

Morris, Manning & Martin, LLP acts as legal counsel to us, our general partner and certain of its affiliates. If the interests of the various parties become adverse, under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of the general partner or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected.

Risks Related to Our Business in General

The Delaware Revised Uniform Limited Partnership Act does not grant limited partners any voting rights, and limited partners’ rights are limited under our Partnership Agreement.

A vote of a majority of the units of limited partnership interest is sufficient to take the following actions:
•	to amend our Partnership Agreement;
•	to dissolve and terminate UDF III;
•	to remove our general partner; and
•	to authorize a merger or a consolidation of UDF III.

These are the only significant voting rights granted to our limited partners under our Partnership Agreement. In addition, Delaware law does not grant limited partners any specific voting rights.

Our Partnership Agreement provides that limited partners may vote on only a few operational matters, including the removal of our general partner. However, limited partners will be bound by the majority vote on matters requiring approval of a majority of the units of limited partnership interest even if limited partners do not vote with the majority on any such matter. Therefore, limited partners will have little to no control over our day-to-day operations.

Our general partner will make all decisions with respect to our management and determine all of our major policies, including our financing, growth, investment strategies and distributions. Our general partner may revise these and other policies without a vote of our limited partners. Therefore, limited partners will be relying almost entirely on our general partner for our management and the operation of our business. Our general partner may only be removed under certain conditions, as set forth in our Partnership Agreement. If our general partner is removed, it will receive payment equal to the fair market value of its interests in UDF III as agreed upon by our general partner and us, or by arbitration if we are unable to agree.

Limited partners’ returns will be reduced if we are required to register as an investment company under the Investment Company Act of 1940.

           We are not registered as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:
•	limitations on capital structure;
•	restrictions on specified investments;
•	prohibitions on transactions with affiliates; and
•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

    We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act. We intend to qualify for an exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, which generally means that at least 55% of our portfolio must be comprised of qualifying real estate assets and at least another 25% of our portfolio must be comprised of additional qualifying real estate assets and real estate-related assets. Although we monitor our portfolio periodically and prior to each acquisition, we may not be able to maintain this exclusion from registration. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the Securities and Exchange Commission in the past. We believe that we have conducted our operations to comply with these no-action positions. However, these no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the Securities and Exchange Commission will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the Securities and Exchange Commission may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

There are no limitations on our general partner’s ability to declare distributions in excess of available cash. We may fund our distributions from borrowings or the net proceeds of the Secondary DRIP. Accordingly, the amount of distributions paid at any time may not reflect current cash flow from our investments. To the extent distributions are paid from the proceeds of the Secondary DRIP or from borrowings, we will have less capital available to invest in mortgage loans, which may negatively impact our ability to make investments and substantially reduce current returns to our limited partners. In addition, our general partner, in its discretion, may reinvest or retain for working capital any portion of our cash on hand. We cannot assure limited partners that sufficient cash will be available to pay distributions to limited partners.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities.  We expect that we will have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels.  If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over any federally insured amount.  The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of our limited partners’ investments.

Risks Related to the Mortgage Lending Business

Defaults on our mortgage loans will reduce our income and limited partner distributions.

Because most of our assets are mortgage loans, failure of a borrower to pay interest or repay a loan will have adverse consequences on our income. For example,
•	failure by a borrower to repay loans or interest on loans will reduce our income and consequentially, distributions to our limited partners;
•	we are required to pay loan servicing fees to our general partner on delinquent loans;
•	we may not be able to resolve the default prior to foreclosure of the property securing the loan;
•	we may be required to expend substantial funds for an extended period to develop foreclosed properties;
•	the subsequent income and sale proceeds we receive from the foreclosed properties may be less than competing investments; and
•	the proceeds from sales of foreclosed properties may be less than our investments in the properties.

Investments in land development loans present additional risks compared to loans secured by operating properties.

We may invest up to 25% of the gross offering proceeds in loans to purchase or develop unimproved land, and as of December 31, 2010, we have invested 1% of the gross offering proceeds in such loans.  For purposes of this limitation, “unimproved real property” is defined as real property which has the following three characteristics:  (a) an equity interest in real property which was not acquired for the purpose of producing rental or other income; (b) has no development or construction in process on such land; and (c) no development or construction on such land is planned in good faith to commence within one year.  Land development mortgage loans may be riskier than loans secured by improved properties, because:

•	the application of the loan proceeds to the development project must be assured;
•	during development, the property does not generate income for the borrower to make loan payments;
•	the completion of the planned development may require additional development financing by the borrower and may not be available;
•	depending on the sale of lots to homebuilders, demand for lots may decrease, causing the price of the lots to decrease;
•	there is no assurance that we will be able to sell unimproved land promptly if we are forced to foreclose upon it; and
•	lot sale contracts are generally not “specific performance” contracts, and the developer may have no recourse if a homebuilder elects not to purchase lots.

Investments in second, mezzanine and wraparound mortgage loans present additional risks compared to loans secured by first deeds of trust.

We expect that we will be the junior lender with respect to many of our loans. We may invest in (a) second mortgage loans (some of which are also secured by pledges), which investments represent 12% of the gross offering proceeds as of December 31, 2010; (b) co-investment loans (which are secured by pledges and collateral-sharing arrangements permitting us to share in the proceeds of second liens held by affiliates), which investments represent 50% of the gross offering proceeds as of December 31, 2010; (c) mezzanine loans (which are secured by pledges), which investments represent 24% of the gross offering proceeds as of December 31, 2010; and (d) wraparound mortgage loans, which investments represent 0% of the gross offering proceeds as of December 31, 2010. A wraparound, or all-inclusive, mortgage loan is a loan in which the lender combines the remainder of an old loan with a new loan at an interest rate that blends the rate charged on the old loan with the current market rate. In a second mortgage loan and in a mezzanine loan, our rights as a lender, including our rights to receive payment on foreclosure, will be subject to the rights of the prior mortgage lender. In a wraparound mortgage loan, our rights will be similarly subject to the rights of any prior mortgage lender, but the aggregate indebtedness evidenced by our loan documentation will be the prior mortgage loans in addition to the new funds we invest. Under a wraparound mortgage loan, we would receive all payments from the borrower and forward to any senior lender its portion of the payments we receive. Because all of these types of loans are subject to the prior mortgage lender’s right to payment on foreclosure, we incur a greater risk when we invest in each of these types of loans.

Many of our loans will require balloon payments or reductions to principal tied to net cash, which are riskier than loans with fully amortized payments.

We anticipate that substantially all of our loans will have balloon payments or reductions to principal tied to net cash from the sale of developed lots and the release formula created by the senior lender (i.e., the conditions under which principal is repaid to the senior lender, if any), and as of December 31, 2010, 100% of our loans have balloon payments or reductions to principal tied to net cash. A balloon payment is a large principal balance that is payable after a period of time during which the borrower has repaid none or only a small portion of the principal balance. Loans with balloon payments are riskier than loans with even payments of principal over an extended time period, such as 15 or 30 years, because the borrower’s repayment often depends on its ability to refinance the loan or sell the developed lots profitably when the loan comes due. There are no specific criteria used in evaluating the credit quality of borrowers for mortgage loans requiring balloon payments. Furthermore, a substantial period of time may elapse between the review of the financial statements of the borrower and the date when the balloon payment is due. As a result, there is no assurance that a borrower will have sufficient resources to make a balloon payment when due.

The interest-only loans we make or acquire may be subject to a greater risk of default and there may not be sufficient funds or assets remaining to satisfy our loans, which may result in losses to us.

We will make and acquire interest-only loans or loans requiring reductions to accrued interest tied to net cash, and as of December 31, 2010, 100% of the loans we have made and acquired are interest-only loans or loans requiring reductions to accrued interest tied to net cash. Interest-only loans typically cost the borrower less in monthly loan payments than fully-amortizing loans which require a payment on principal as well as interest. This lower cost may enable a borrower to acquire a more expensive property than if the borrower was entering into a fully-amortizing mortgage loan. Borrowers utilizing interest-only loans are dependent on the appreciation of the value of the underlying property, and the sale or refinancing of such property, to pay down the interest-only loan since none of the principal balance is being paid down with the borrowers’ monthly payments. If the value of the underlying property declines due to market or other factors, it is likely that the borrower would hold a property that is worth less than the mortgage balance on the property. Thus, there may be greater risk of default by borrowers who enter into interest-only loans. In addition, interest-only loans include an interest reserve in the loan amount. If such reserve is required to be funded due to a borrower’s non-payment, the loan-to-value ratio for that loan will increase, possibly above generally acceptable levels. In the event of a defaulted interest-only loan, we would acquire the underlying collateral which may have declined in value. In addition, there are significant costs and delays associated with the foreclosure process. Any of these factors may result in losses to us.

Larger loans result in less diversity and may increase risk.

We intend to invest in loans that individually constitute an average amount equal to the lesser of (a) 1% to 5% of the total amount raised in the Offering, or (b) $2.5 million to $12.5 million. However, we may invest in larger loans depending on such factors as our performance and the value of the collateral. These larger loans are riskier because they may reduce our ability to diversify our loan portfolio. Our larger loans to a single borrower will not exceed an amount equal to 20% of the total capital contributions raised in the Offering, and as of December 31, 2010, our largest loan to a single borrower is equal to 18% of the total capital contributions raised in the Offering.

The concentration of loans with a common borrower may increase our risks.

We may invest in multiple mortgage loans that share a common borrower or loans to related borrowers. As of December 31, 2010, we have invested 45% of our offering proceeds in 13 loans to our largest group of related borrowers. The bankruptcy, insolvency or other inability of any borrower that is the subject of multiple loans to pay interest or repay principal on its loans would have adverse consequences on our income and reduce the amount of funds available for distribution to investors. In addition, we expect to be dependent on a limited number of borrowers for a large portion of our business.  The more concentrated our portfolio is with one or a few borrowers, the greater credit risk we face.  The loss of any one of these borrowers would have a material adverse effect on our financial condition and results of operations.

Incorrect or changed property values could result in losses and decreased distributions to limited partners.

We depend primarily upon our real estate security to protect us on the loans that we make. We depend partly upon the skill of independent appraisers to value the security underlying our loans and partly upon our general partner’s internal underwriting and appraisal process. However, notwithstanding the experience of the appraisers selected by our general partner, they or the general partner may make mistakes, or regardless of decisions made at the time of funding, loan market conditions may deteriorate for various reasons, causing a decrease to the value of the security for our loans. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of our loan, thus reducing the amount of funds available to distribute to limited partners.

Changes in market interest rates may reduce our income and limited partner distributions.

A substantial portion of all of our loans will be fixed-interest rate loans. Market interest rates on investments comparable to the units could materially increase above the general level of our fixed-rate loans. Our distributions could then be less than the yield limited partners may obtain from these other investments. We may also make loans with variable interest rates, which would cause variations in the yield to us from these loans. All of our variable rate loans contain a floor rate not lower than the original interest rate. We may make loans with interest rate guarantee provisions in them, requiring a minimum period of months or years of earned interest even if the loan is paid off during the guarantee period. The duration of the guarantee is subject to negotiation and will likely vary from loan to loan. Other than these provisions, the majority of our loans will not include prepayment penalties for a borrower paying off a loan prior to maturity. The absence of a prepayment penalty in our loans may lead borrowers to refinance higher interest rate loans in a market of falling interest rates. This would then require us to reinvest the prepayment proceeds in loans or alternative short-term investments with lower interest rates and a corresponding lower yield to limited partners. All of these risks increase as the length of maturity of a loan increases and the amount of cash available for new higher interest loans decreases. A material increase in market interest rates could result in a decrease in the supply of suitable mortgage loans to us, as there will likely be fewer attractive transactions for borrowers and less activity in the marketplace.

Some losses that borrowers might incur may not be insured and may result in defaults that would increase our limited partners’ risks.

Our loans require that borrowers carry adequate hazard insurance for our benefit. Some events are, however, either uninsurable or insurance coverage is economically not practicable. Losses from earthquakes, floods or mudslides, for example, may be uninsured and cause losses to us on entire loans. If a borrower allows insurance to lapse, an event of loss could occur before we become aware of the lapse and have time to obtain insurance ourselves. Insurance coverage may be inadequate to cover property losses, even though our general partner imposes insurance requirements on borrowers that it believes are adequate.

Foreclosures create additional ownership risks to us of unexpected increased costs or decreased income.

When we acquire property by foreclosure, we have economic and liability risks as the owner, including:
•	less income and reduced cash flows on foreclosed properties than could be earned and received on mortgage loans;
•	selling the lots to homebuilders;
•	controlling development and holding expenses;
•	coping with general and local market conditions;
•	complying with changes in laws and regulations pertaining to taxes, use, zoning and environmental protections; and
•	possible liability for injury to persons and property.

If any of these risks were to materialize, then the return on the particular investment could be reduced, and our business, financial condition and results of operations could be adversely affected.

If we were found to have violated applicable usury laws, we would be subject to penalties and other possible risks.

Usury laws generally regulate the amount of interest that may lawfully be charged on indebtedness. Each state has its own distinct usury laws. We believe that our loans will not violate applicable usury laws (as of December 31, 2010, the highest interest rate we have charged on an annualized basis is 18%). There is a risk, however, that a court could determine that our loans do violate applicable usury laws. If we were found to have violated applicable usury laws, we could be subject to penalties, including fines equal to three times the amount of usurious interest collected and restitution to the borrower. Additionally, usury laws often provide that a loan that violates usury laws is unenforceable. If we are subject to penalties or restitution or if our loan agreements are adjudged unenforceable by a court, it would have a material, adverse effect on our business, financial condition and results of operations and we would have difficulty making distributions to our limited partners.

We have borrowed money to provide transitory indebtedness, which may increase our limited partners’ risks if a default occurs.

We have utilized, and may continue to utilize, credit facilities as transitory indebtedness indebtednessto provide liquidity and to reduce and avoid the need for large idle cash reserves, such as utilizing borrowings under the credit facilities to fund identified investments pending receipt of proceeds from the partial or full repayment of loans.

We and our limited partners will face increased risk as a result of any future borrowings.  If the interest rates we are able to charge on our mortgage loans decrease below the interest rates we must pay on our borrowings, payments of interest due on our borrowings will decrease our income otherwise available for distribution to limited partners. In addition, if one of our mortgage loans goes into default and we are unable to obtain repayment of the principal amount of the loan through foreclosure or otherwise, payments of principal required on our borrowings will decrease the amount of cash we have available and could reduce the amounts we otherwise would have available for repurchases of units from limited partners.

General Risks Related to Investments in Real Estate

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

We may provide financing for borrowers that will develop and construct improvements to land at a fixed contract price. We will be subject to risks relating to uncertainties associated with re-zoning for development and environmental concerns of governmental entities and/or community groups and our developers’ ability to control land development costs or to build infrastructure in conformity with plans, specifications and timetables deemed necessary by builders. A developer’s failure to perform may necessitate legal action by us to compel performance. Performance may also be affected or delayed by conditions beyond such developer’s control. Delays in completion of construction could also give builders the right to terminate preconstruction lot purchase contracts. These and other similar factors can result in increased costs to the borrower that may make it difficult for the borrower to make payments to us. Furthermore, we must rely upon projections of lot take downs, expenses and estimates of the fair market value of property when evaluating whether to make development loans. If our projections are inaccurate, and we are forced to foreclose on a property, our return on our investment could suffer.

We cannot at the present time predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

The U.S. government, the Federal Reserve, the U.S. Treasury, the SEC and other governmental and regulatory bodies have taken or are taking various actions to address the financial crisis. The far-ranging government intervention in the economic and financial system may carry unintended consequences and cause market distortions. We are unable to predict at this time the extent and nature of such unintended consequences and market distortions, if any.  On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act may impact the securitization market in that it requires, among other things, that a securitizer generally retain not less than 5% of the credit risk for certain types of securitized assets that are transferred, sold or conveyed through issuance of an asset-backed security. Also, the SEC has proposed significant changes to Regulation AB, which, if adopted in their present form, could have sweeping changes to commercial and residential mortgage loan securitization markets as well as to the market for the re-securitization of mortgage-backed securities. There can be no assurances that such actions will have a beneficial impact on the financial markets. In addition to the foregoing, the United States Congress and/or various state and local legislatures may enact additional legislation or regulatory action designed to address the current economic crisis or for other purposes that could have a material and adverse effect on our ability to execute our business strategies. We cannot predict whether or when such actions may occur, and such actions could have a dramatic impact on our business, results of operations and financial condition.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of limited partners’ investments in our units.

An investment in units involves material income tax risks. Limited partners are urged to consult with their own tax advisor with respect to the federal, state and foreign tax considerations of an investment in our units. We will not seek any rulings from the Internal Revenue Service or any other taxing authority regarding any tax issues.

EXHIBIT I

See attached.

Distributions

Cash available for distributions represents the funds received by us from operations (other than proceeds from a capital transaction or a liquidating distribution), less cash used by us to pay our expenses, debt payments, and amounts set aside to create a retained earnings reserve (currently at 9.5% of our net income; the retained earnings reserve is intended to recover some of the organization and offering expenses incurred in connection with the Offering).  Our general partner receives a monthly distribution for promotional and carried interest from the cash available for distributions, in addition to the payments made to our general partner and related parties that are described in “Item 13, Certain Relationships and Related Transactions, and Director Independence.”

If our general partner enters into commitments to investments in mortgages in excess of 82% of the gross proceeds of the Offering, our general partner will be entitled to a carried interest equal to (a) 1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross proceeds of the Offering  (or if commitments to investments in mortgages are above 82% but no more than 84.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 82%), (b) 1% for the next 2% of additional commitments to investments in mortgages above 84.5% of the gross proceeds of the Offering (or if commitments to investments in mortgages are above 84.5% but no more than 86.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 84.5%) and (c) 1% for each additional 1% of additional commitments to investments in mortgages above 86.5% of the gross proceeds of the Offering (or a fractional percentage equal to the fractional amount of any 1% of additional commitments to investments in mortgages). By way of illustration, if 85.5% of the gross proceeds of the Offering are committed to investments in mortgages, then our general partner would be entitled to a carried interest of 1.5% (1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross proceeds of the Offering and 0.5% for the next 1% of additional commitments to investments in mortgages above 84.5% of the gross proceeds of the Offering) of any amount otherwise distributable to the limited partners after deduction of any promotional interest payable to our general partner.

A “carried interest” is an equity interest in us to participate in all distributions, other than distributions attributable to our general partner’s promotional interest, of cash available for distribution and net proceeds from a capital transaction that are distributable under subsection (c) of the distribution priority for net proceeds from a capital transaction described below.

In order for proceeds to be considered “committed” for purposes of calculation and payment of a carried interest, we must be obligated by contract or other binding agreement to invest such proceeds in mortgages, to the exclusion of any other use for such proceeds or no use at all.

“Investments in mortgages” are the aggregate amount of capital contributions from investors used by us to make or invest in mortgage loans or the amount actually paid or allocated to the purchase of mortgages, working capital reserves (but excluding working capital reserves in excess of 3% of the aggregate capital contributions) and other cash payments such as interest and taxes but excluding our organization and offering expenses, selling commissions, wholesaling fees, marketing support fees, due diligence fees, acquisition and origination fees, and any other front-end fees.

Our general partner’s “promotional interest” is our general partner’s right to receive:

•
prior to the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 10% of all cash available for distribution;

•
following the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 15% of all cash available for distribution; and

•
following the return to the limited partners of all of their capital contributions plus an 8% per annum, non-compounding, cumulative return on their unreturned capital contributions, 15% of all net proceeds from a capital transaction.

Monthly distributions, which commenced in September 2006, are currently paid to the limited partners as a 9.75% annualized return on a pro rata basis based on the number of days in the Partnership.  Retained earnings would contain a surplus if the cash available for distributions less the 9.5% reserve exceeded the monthly distribution to the general and limited partners.  Retained earnings would contain a deficit if cash available for distributions less the 9.5% reserve is less than the monthly distribution to general and limited partners.  It is the intent of management to monitor and distribute such surplus, if any, on an annual basis.

The chart below summarizes the amount of distributions to our general partner and limited partners, the retained earnings reserve and the retained earnings deficit and surplus as of December 31, 2010 and 2009:

	As of December 31,
	2010		2009
General Partner	$10,919,000	(1)	$6,789,000
Limited Partners	89,358,000	(2)	55,337,000	(3)
Retained Earnings Reserve	2,663,000		844,000
Retained Earnings Deficit	(7,402,000)		(5,413,000)
_______________

(1)  approximately $7.9 million paid in cash and $3 million has been declared, but not paid.

(2)  approximately $57.4 million paid in cash and approximately $32.0 million reinvested in 1,601,146 units of limited partnership interest under the DRIP and Secondary DRIP.

(3)  approximately $34.8 million paid in cash and approximately $20.5 million reinvested in 1,026,716 units of limited partnership interest under the DRIP and Secondary DRIP.

The chart below summarizes other payments and expenses to our general partner and related parties for the years ended December 31, 2010 and 2009:

	For the Years Ended December 31,
	2010	2009
Payments to General Partner and Related Parties	$2,014,000	$8,225,000
Total General and Administrative Expenses to General Partner and Related Parties	2,787,000	2,707,000

    Distributions to our general partner and limited partners in 2010 and 2009 were paid out of our cash flow from operations.  There can be no assurance that future cash flow will support distributions at the current rate; however, we expect to continue to make distributions from cash available.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

On May 15, 2006, our Registration Statement on Form S-11 (Registration No. 333-127891), covering a public offering of 17,500,000 of our units of limited partnership interest, was declared effective under the Securities Act of 1933, as amended.  The aggregate offering price for the units under the Offering was $350 million.  At the time of effectiveness, the Registration Statement covered up to 12,500,000 units of limited partnership interest at a price of $20 per unit pursuant to the primary offering and up to 5,000,000 units of limited partnership interest to be issued pursuant to our DRIP for $20 per unit.  We had the right to reallocate the units of limited partnership interest we were offering between the primary offering and our DRIP, and pursuant to Supplement No. 8 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on September 4, 2008, we reallocated the units being offered such that 16,250,000 units were offered pursuant to the primary offering and 1,250,000 units were offered pursuant to the DRIP.  Pursuant to Supplement No. 11 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on March 6, 2009, we further reallocated the units being offered to be 16,500,000 units offered pursuant to the primary offering and 1,000,000 units offered pursuant to the DRIP.  The primary offering component of the Offering was terminated on April 23, 2009.  We extended the offering of our units of limited partnership interest pursuant to our DRIP until the earlier of the sale of all units of limited partnership interest being offered pursuant to our DRIP or May 15, 2010; provided, however, that our general partner was permitted to terminate the offering of units pursuant to our DRIP at any earlier time.

EXHIBIT J

See attached.

On May 15, 2006, our Registration Statement on Form S-11, covering a public offering of our units of limited partnership interest, was declared effective under the Securities Act of 1933, as amended.  The aggregate offering price for the units under the Offering was $350 million.  At the time of effectiveness, the Registration Statement covered up to 12,500,000 units of limited partnership interest at a price of $20 per unit pursuant to the primary offering and up to 5,000,000 units of limited partnership interest to be issued pursuant to our DRIP for $20 per unit.  On July 3, 2006, we accepted our initial public subscribers as limited partners.  We had the right to reallocate the units of limited partnership interest we were offering between the primary offering and our DRIP, and pursuant to Supplement No. 8 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on September 4, 2008, we reallocated the units being offered such that 16,250,000 units were offered pursuant to the primary offering and 1,250,000 units were offered pursuant to the DRIP.  Pursuant to Supplement No. 11 to our prospectus regarding the Offering, which was filed with the Securities and Exchange Commission on March 6, 2009, we further reallocated the units being offered to be 16,500,000 units offered pursuant to the primary offering and 1,000,000 units offered pursuant to the DRIP.  The aggregate offering price for the units was $350 million. The primary offering component of the Offering was terminated on April 23, 2009.  We extended the offering of our units of limited partnership interest pursuant to our DRIP until the earlier of the sale of all units of limited partnership interest being offered pursuant to our DRIP or May 15, 2010; provided, however, that our general partner was permitted to terminate the offering of units pursuant to our DRIP at any earlier time.

On June 9, 2009, we held a Special Meeting of our limited partners as of April 13, 2009, at which our limited partners approved three proposals to amend certain provisions of our Partnership Agreement for the purpose of making available additional units of limited partnership interest for sale pursuant to the Secondary DRIP.  On June 12, 2009, we registered 5,000,000 additional units to be offered pursuant to our Secondary DRIP for $20 per unit in a Registration Statement on Form S-3 (File No. 333-159939).  As such, we ceased offering units under the DRIP portion of the Offering as of July 21, 2009 and concurrently commenced our current offering of units pursuant to the Secondary DRIP.  The aggregate offering price for the units being offered pursuant to the Secondary DRIP is $100,000,000.  The Secondary DRIP will be available until we sell all $100,000,000 worth of units being offered; provided, however, that our general partner may terminate the offering of units pursuant to the Secondary DRIP at any earlier time.

Our loan portfolio, consisting of mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party grew from approximately $252 million as of December 31, 2008, to approximately $309 million as of December 31, 2009, to approximately $333 million as of December 31, 2010.  With the increase in our loan portfolio, our revenues, the majority of which is from recognizing interest income associated with our loan portfolio, also increased.  Our expenses related to the portfolio also increased, including the loan loss expense, which was approximately $200,000, $3.4 million and $3.5 million for the years ended December 31, 2008, 2009 and 2010, respectively.  The increase in loan loss reserve expense primarily related to increased reserves associated with growth in our loan portfolio as well as additional reserves recorded due to general market conditions.

In December 2008, we terminated a $10 million revolving credit facility.  There was no balance on the revolving credit facility at the time of termination.  In September 2009, we entered into a $15 million revolving credit facility, of which $15 million was included in notes payable as of December 31, 2009 and 2010.   The intent is to utilize the credit facilities as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves.  As a result of these credit facilities and our desire to avoid the need for large idle cash reserves, our cash balances were approximately $15.5 million, $5.6 million and $815,000 as of December 31, 2008, 2009 and 2010, respectively.  Our interest expense associated with the revolving credit facilities was approximately $2,000, $411,000 and $1.5 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Net income was approximately $21.6 million, $36.7 million and $40.1 million for the years ended December 31, 2008, 2009 and 2010 respectively, and earnings per limited partnership unit, basic and diluted, were $1.94, $1.96 and $2.05, respectively, for the same periods.  Our earnings per limited partnership unit, basic and diluted, is calculated based on earnings allocated to the limited partners divided by the weighted average limited partnership units outstanding.  Such earnings per limited partnership unit, basic and diluted, have fluctuated since the Offering began with the raise of gross proceeds and the deployment of funds available.

As of December 31, 2010, we had originated 58 loans, including 24 loans that have been repaid in full by the respective borrower, totaling approximately $456.9 million.  Of the 34 loans outstanding as of December 31, 2010, nine of the loans totaling approximately $54.6 million and one loan totaling approximately $57.9 million are included in mortgage notes receivable – related party and  participation interest – related party, respectively, on our balance sheet.  See “Item 13, Transactions with Related Persons” for further discussion.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles of the United States of America (“GAAP”).  GAAP consists of a set of standards issued by the Federal Accounting Standards Board (“FASB”) and other authoritative bodies in the form of FASB Statements, Interpretations, FASB Staff Positions, Emerging Issues Task Force consensuses and American Institute of Certified Public Accountants Statements of Position, among others.  The FASB recognized the complexity of its standard-setting process and embarked on a revised process in 2004 that culminated in the release on July 1, 2009 of the FASB Accounting Standards Codification (“FASB ASC”).  The FASB ASC does not change how the Partnership accounts for its transactions or the nature of related disclosures made.  Rather, the FASB ASC results in changes to how the Partnership references accounting standards within its reports.  This change was made effective by the FASB for periods ending on or after September 15, 2009.  The Partnership has updated references to GAAP in this Annual Report on Form 10-K to reflect the guidance in the FASB ASC.  The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On a regular basis, we evaluate these estimates, including investment impairment.  These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates.   We have identified our most critical accounting policies to be the following:

Revenue Recognition

Interest income on mortgage notes receivable, mortgage notes receivable – related party and participation interest – related party is recognized over the life of the loan and recorded on the accrual basis.  Income recognition is suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful.  Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.  As of December 31, 2010 and 2009, we were suspending income recognition on one mortgage note receivable with a principal balance of approximately $800,000.

Credit enhancement fee – related party income is generated by fees charged to related parties for credit enhancements provided to lenders by the Partnership on behalf of the related parties.  Income related to credit enhancements is earned as fees are paid, based on the terms of the credit enhancement agreement.  As of December 31, 2010, the Partnership was providing seven credit enhancements to related parties.  See “Off-Balance Sheet Arrangements” below for further discussion.

EXHIBIT K

See attached.

We expect revenues to increase commensurate with the additional proceeds raised from the offering of units pursuant to the Secondary DRIP, our continued deployment of funds available in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with economic factors conducive for a stable residential market, and our reinvestment of proceeds from loans that are repaid.

Expenses

The Brockhoeft Credit Facility, which was entered into in September 2009 during the credit crisis in which financial institutions severely reduced the number of loans made to entities involved in residential real estate, has been used as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, including usage to fund identified investments pending receipt of proceeds from the partial or full repayment of loans.  This allows us to keep funds invested in loans, instead of holding such loan repayment proceeds idle until new investments are identified.  The Brockhoeft Credit Facility has been used as a portfolio administration tool and not to provide long-term or permanent leverage on our investments.  The interest rate on the Brockhoeft Credit Facility is equal to 10% per annum and is secured by a first priority lien on all of our existing and future assets.

Loan loss reserve expense increased slightly to approximately $3.5 million for the year ended December 31, 2010 from approximately $3.4 million for the year ended December 31, 2009.  The increase in loan loss reserve expense primarily related to increased reserves associated with growth in our loan portfolio.

General and administrative expense for the years ended December 31, 2010 and 2009 was approximately $1.2 million and $737,000, respectively.  The increase in general and administrative expense for the year ended December 31, 2010 primarily relates to investor relations fees, including costs associated with changing transfer agents, and amortization of debt financing costs associated with the Brockhoeft Credit Facility.

General and administrative expense – related party for the years ended December 31, 2010 and 2009 was approximately $2.8 million and $2.7 million, respectively.  The increase in general and administrative expense – related party for the year ended December 31, 2010 primarily relates to mortgage servicing fees, which are 0.25% of the aggregate of our outstanding loan balances, and the amortization of acquisition and origination expense and fees.

We expect interest expense, general and administrative expense and general and administrative expense – related party to increase commensurate with the growth of our portfolio as we continue to deploy funds available in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with economic factors conducive for a stable residential market and our reinvestment of proceeds from loans that are repaid.

Comparison chart

The chart below summarizes the payment of related party fees and reimbursements and the general and administrative expense – related party associated with the Offering and origination and management of assets for the years ended December 31, 2010 and 2009.  We believe that these fees and reimbursements are reasonable and customary for comparable mortgage programs.

		For the Years Ended
		December 31,
Payee	Purpose	2010		2009
Land Development
	Organization &
	Offering Expenses	$-	-	$533,000	6%
	Bona Fide Due Diligence Fees	-	-	178,000	2%
	Wholesaler Reimbursement	-	-	127,000	2%
	Acquisition & Origination		-
	Expenses and Fees	131,000	7%	1,250,000	15%
	Promotional Interest	1,004,000	50%	3,510,000	43%
	Carried Interest	143,000	7%	516,000	6%
	Mortgage Servicing Fee	328,000	16%	700,000	9%
UMTH Funding
	Marketing Support Fees	-	-	360,000	4%
	Operating Reimbursement Expense	-	-	901,000	11%
	Debt Placement Fee	-	-	150,000	2%
UMTH General Services
	Operating Reimbursement Expense	408,000	20%	-	-
	Total Payments	$2,014,000	100%	$8,225,000	100%

General and Administrative Expense – Related Party
	Amortization of Acquisition and
	Origination Expense and Fees	$1,217,000	44%	$1,097,000	41%
	Amortization of Debt Placement
	Fees	71,000	2%	46,000	2%
	Mortgage Servicing Fee	816,000	29%	715,000	26%
	Operating Reimbursement Expense	683,000	25%	849,000	31%
	Total General and Administrative
	Expense – Related Party	$2,787,000	100%	$2,707,000	100%

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

Interest income (including related party interest income) for the years ended December 31, 2009 and 2008 was approximately $41.6 million and $23.9 million, respectively.  The increase in interest income for the year ended December 31, 2009 was primarily the result of our increased mortgage notes receivable (including related party transactions) and participation interest – related party portfolios of approximately $309 million as of December 31, 2009, compared to $252 million as of December 31, 2008.

Credit enhancement fees – related party for the year ended December 31, 2009 was approximately $88,000.  No credit enhancement fees – related party were recognized for the year ended December 31, 2008.  In February 2009, we established a deposit account for the purpose of providing additional collateral for a loan obtained by UMTH Lending Company, L.P. (“UMTH Lending”), a Delaware limited partnership and an affiliate of the Partnership’s general partner, from LegacyTexas Bank (“LegacyTexas”).  Additionally, in August 2009, we entered into a guarantee with Texas Capital Bank (the “TCB Guarantee”) for the benefit of UMT Home Finance, L.P. (“UMT Home Finance”), a Delaware limited partnership, and Texas Capital Bank.  UMT Home Finance is a wholly owned subsidiary of UMT.  An affiliate of the Partnership’s general partner serves as the advisor to UMT.  See “Off-Balance Sheet Arrangements” below for further discussion.

Mortgage and transaction service revenues for the years ended December 31, 2009 and 2008 were approximately $2.3 million and $1.9 million, respectively.  We generate mortgage and transaction service revenues by originating and acquiring mortgage notes receivable and other loans.  In accordance with FASB ASC 310-20, Receivables-Nonrefundable Fees and Other Costs, we defer recognition of income from nonrefundable commitment fees and recognize such income on a straight-line basis over the expected life of such notes.  The increase in mortgage and transaction service revenues for the year ended December 31, 2009 was primarily the result of our increased mortgage notes receivable (including related party transactions) and participation interest – related party portfolio of approximately $309 million as of December 31, 2009, compared to $252 million as of December 31, 2008.

Expenses

Interest expense for the years ended December 31, 2009 and 2008 was approximately $411,000, and $2,000, respectively.  Interest expense represents interest associated with a revolving credit facility that we had entered into with Premier Bank (the “Premier Credit Facility”) and the Brockhoeft Credit Facility.  Both the Premier Credit Facility and the Brockhoeft Credit Facility have been utilized as transitory indebtedness to provide liquidity and to reduce and avoid the need for large idle cash reserves, including usage to fund identified investments pending receipt of proceeds from the sale of our units or the partial or full repayment of loans.  Both credit facilities have been used as a portfolio administration tool and not to provide long-term or permanent leverage on our investments.  The Premier Credit Facility was entered into in December 2006 and was terminated in December 2008.  The Brockhoeft Credit Facility was entered into in September 2009.

 Loan loss reserve expense for the years ended December 31, 2009 and 2008 was approximately $3.4 million and $200,000, respectively.  The increase in loan loss reserve expense primarily related to increased reserves associated with growth in our loan portfolio as well as additional reserves recorded due to general market conditions.

General and administrative expense for the years ended December 31, 2009 and 2008 was approximately $737,000 and $463,000, respectively.  The increase in general and administrative expense for the year ended December 31, 2009 primarily relates to increased investor relations fees, including printing materials, and amortization of debt financing costs associated with the Brockhoeft Credit Facility entered into in September 2009.

General and administrative expense – related party for the years ended December 31, 2009 and 2008 was approximately $2.7 million and $3.5 million, respectively.  The decrease in general and administrative – related party expense for the year ended December 31, 2009 primarily relates to a decrease in the amortization of acquisition and origination expense and fees.

Comparison chart

The chart below summarizes the payment of related party fees and reimbursements and the general and administrative expense – related party associated with the Offering and origination and management of assets for the years ended December 31, 2009 and 2008.  We believe that these fees and reimbursements are reasonable and customary for comparable mortgage programs.

		For the Years Ended
		December 31,
Payee	Purpose	2009		2008

Land Development
	Organization &
	Offering Expenses	$533,000	6%	$2,789,000	20%
	Bona Fide Due Diligence Fees	178,000	2%	930,000	7%
	Wholesaler Reimbursement	127,000	2%	257,000	2%
	Acquisition & Origination
	Expenses and Fees	1,250,000	15%	5,029,000	35%
	Promotional Interest	3,510,000	43%	1,726,000	12%
	Carried Interest	516,000	6%	254,000	2%
	Mortgage Servicing Fee	700,000	9%	382,000	3%
UMTH Funding
	Marketing Support Fees	360,000	4%	2,341,000	16%
	Operating Reimbursement Expense	901,000	11%	430,000	3%
	Debt Placement Fee	150,000	2%	-	-
	Total Payments	$8,225,000	100%	$14,138,000	100%

General and administrative expense – related party
	Amortization of Acquisition and
	Origination Expense and Fees	$1,097,000	41%	$2,552,000	72%
	Amortization of Debt Placement
	Fees	46,000	2%	-	-
	Mortgage Servicing Fee	715,000	26%	414,000	12%
	Operating Reimbursement Expense	849,000	31%	547,000	16%

	Total General and Administrative
	Expense – Related Party	$2,707,000	100%	$3,513,000	100%

Cash Flow Analysis

Cash flows provided by operating activities for the year ended December 31, 2010 were approximately $46.3 million and were comprised primarily of net income and accrued interest receivable.  Cash flows provided by operating activities for the years ended December 31, 2009 and 2008 were approximately $32.6 million and $20.3 million, respectively, and were comprised primarily of net income, offset with accrued interest receivable.

Cash flows used in investing activities for the years ended December 31, 2010, 2009 and 2008 were approximately $26.9 million, $61.2 million and $153.1 million, respectively, resulting from the origination of mortgage notes receivable and participation interest – related party.

Cash flows used in financing activities for the year ended December 31, 2010 were approximately $24.2 million and were primarily the result of distributions to partners.  Cash flows provided by financing activities for the year ended December 31, 2009 were approximately $18.6 million and were primarily the result of funds received from the issuance of limited partnership units and proceeds from the Brockhoeft Credit Facility, offset by distributions to partners and payments of offering costs.  Cash flows provided by financing activities for the year ended December 31, 2008 were approximately $147.7 million and were primarily the result of funds received from the issuance of limited partnership units, offset with payments of offering costs.

Our cash and cash equivalents were approximately $815,000, $5.6 million and $15.5 million as of December 31, 2010, 2009 and 2008, respectively.

EXHIBIT L

See attached.

Part III

Item 10.  Directors, Executive Officers and Corporate Governance.

Our General Partner

We operate under the direction of our general partner, Land Development, a Delaware limited partnership formed in March 2003 that is responsible for the management and control of our affairs. The executive offices of our general partner are located at 1301 Municipal Way, Suite 100, Grapevine, Texas 76051. UMT Holdings holds 99.9% of the limited partnership interests in our general partner. UMT Services serves as the general partner of our general partner. Todd F. Etter and Hollis M. Greenlaw together own 100% of UMT Services. Our general partner is assisted by the employees of UMTH General Services, L.P. (“General Services”), an affiliate of our general partner. We do not employ our own management personnel. Instead, we pay fees to our general partner for its services to us. See the chart in “Item 1. Business – Conflicts of Interest” for a further discussion of the relationships between our key personnel, our general partner and its affiliates.

Our general partner is responsible for our direction and management, including identifying prospective loans, evaluating, underwriting and negotiating the acquisition and disposal of loans and overseeing the performance of our loans.

A change in our management may be accomplished by removal of our general partner or the designation of a successor or additional general partner, in each case in accordance with the provisions of our Partnership Agreement. Our Partnership Agreement provides that a general partner may be removed and a new general partner elected upon the written consent or affirmative vote of limited partners owning more than 50% of the limited partnership interests. Our Partnership Agreement further provides that a general partner may designate a successor or additional general partner with the consent of the general partner and limited partners holding more than 50% of the limited partnership interests. Generally, except in connection with such a designation, the general partner shall not have the right to retire or withdraw voluntarily from us or to sell, transfer or assign its interest without the consent of the limited partners holding more than 50% of the limited partnership interests.

Key Personnel

We are managed by the key personnel of our general partner, Land Development. Our general partner provides certain services to us, including identifying prospective loans and investments, evaluating, underwriting and negotiating the acquisition and disposal of loans and investments and overseeing the performance of our loans. The following key personnel hold the positions noted below with our general partner and its affiliates:

Name	Age	Position with Our General Partner

Todd F. Etter	60	Executive Vice President of our general partner and Director and Chairman of UMT Services, its general partner
Hollis M. Greenlaw	46	President and Chief Executive Officer of our general partner and President, Chief Executive Officer and Director of UMT Services, its general partner
Michael K. Wilson	48	Director of UMT Services, its general partner
Ben Wissink	29	Chief Operating Officer
Cara D. Obert	41	Chief Financial Officer

Mr. Etter and Mr. Greenlaw are directors, officers and shareholders of UMT Services and UMT Holdings. Mr. Etter, Mr. Greenlaw, Mr. Wilson, Mr. Wissink and Ms. Obert are partners of UMT Holdings.  Mr. Wilson is a director of UMT Services.  Mr. Etter and Mr. Greenlaw are shareholders of the general partner of UDF I and are also shareholders and officers of the general partner of UDF II.  Mr. Wissink and Ms. Obert are officers of the general partner of UDF I, officers of the general partner of UDF II and officers of UMT Services.  Mr. Etter, Mr. Greenlaw, Mr. Wilson, Mr. Wissink and Ms. Obert are limited partners of UDF I.  Mr. Greenlaw is Chief Executive Officer and Chairman of the Board of Trustees for UDF IV.  Ms. Obert is Chief Financial Officer and Treasurer of UDF IV.  Land Development owns a 100% interest in the general partner of the general partner for UDF LOF.  Land Development also owns all of the limited partnership interests in the general partner of UDF LOF. See the chart in “Item 1. Business – Conflicts of Interest” for a further discussion of the relationships between our key personnel, our general partner and its affiliates.

Theodore “Todd” F. Etter, Jr.   Mr. Etter has served as the Executive Vice President of Land Development and has served as a director, partner and Chairman of UMT Services, the general partner of UMT Holdings and Land Development, since March 2003. UMT Holdings originates, purchases, sells and services interim loans for the purchase and renovation of single-family homes and land development loans through its subsidiaries UMTH Lending Company, L.P. and Land Development, and it provides real estate-related corporate finance services through its subsidiaries. General Services, a subsidiary of UMT Holdings, has served as the advisor to UMT since August 1, 2006. Mr. Etter serves as Chairman of the general partner of UDF I and UDF II, each of which are limited partnerships formed to originate, purchase, sell and service land development loans and/or equity participations. Since 2000, Mr. Etter has been the Chairman of UMT Advisors, Inc., which served as the advisor to UMT from 2000 through July 31, 2006, and since 1996, he has been Chairman of Mortgage Trust Advisors, Inc., which served as the advisor to UMT from 1996 to 2000. Subsequent to the completion of the terms of their advisory agreements with UMT, neither UMT Advisors, Inc. nor Mortgage Trust Advisors, Inc. has been engaged in providing advisory services. Mr. Etter has overseen the growth of UMT from its inception in 1997 to over $150 million in capital. Since 1998, Mr. Etter has been a 50% owner of and has served as a director of Capital Reserve Corp. Since 2002, he has served as an owner and director of Ready America Funding Corp. Both Capital Reserve Corp. and Ready America Funding Corp. are Texas corporations that originate, sell and service mortgage loans for the purchase, renovation and construction of single-family homes. In 1992, Mr. Etter formed, and since that date has served as President of, South Central Mortgage, Inc. (“SCMI”), a Dallas, Texas-based mortgage banking firm. In July 2003, Mr. Etter consolidated his business interests in Capital Reserve Corp., Ready America Funding Corp. and SCMI into UMT Holdings. From 1980 through 1987, Mr. Etter served as a Principal of South Central Securities, an NASD member firm. In 1985, he formed South Central Financial Group, Inc., a Dallas, Texas-based investment banking firm, and he continues to serve as its President; however, since 1992, South Central Financial Group, Inc. has not actively engaged in investment banking activities. From 1974 through 1981, he was Vice President of Crawford, Etter and Associates, a residential development, marketing, finance and construction company. Mr. Etter serves as a member of the Advisory Board of Community Trust Bank, Plano, Texas. Mr. Etter received a Bachelor of Arts degree from Michigan State University in 1972.

Hollis M. Greenlaw. Mr. Greenlaw has served as President and Chief Executive Officer of our general partner since March 2003.  He also has served as a partner, Vice-Chairman and Chief Executive Officer of UMT Holdings, and as President, Chief Executive Officer and a director of UMT Services since March 2003. Mr. Greenlaw also serves as Chief Executive Officer and Chairman of the Board of Trustees for UDF IV.  From March 2003 through December 2009, Mr. Greenlaw directed the funding of over approximately $385 million in loans and land banking transactions and over $60 million of equity investments for UDF I, UDF II and UDF LOF.  During that same period, UDF I, UDF II and UDF LOF received over approximately $253 million in loan repayments and over $22 million in equity investment distributions. Since May 1997, Mr. Greenlaw has been a partner of The Hartnett Group, Ltd., a closely-held private investment company managing over $40 million in assets. The Hartnett Group, Ltd. and its affiliated companies engage in securities and futures trading; acquire, develop, and sell real estate, including single-family housing developments, commercial office buildings, retail buildings and apartment homes; own several restaurant concepts throughout the United States; and make venture capital investments. From March 1997 until June 2003, Mr. Greenlaw served as Chairman, President and CEO of a multi-family real estate development and management company owned primarily by The Hartnett Group, Ltd. and developed seven multi-family communities in Arizona, Texas and Louisiana with a portfolio value exceeding $80 million. Prior to joining The Hartnett Group, Ltd., from 1992 until 1997, Mr. Greenlaw was an attorney with the Washington, D.C. law firm of Williams & Connolly, where he practiced business and tax law. Mr. Greenlaw received a Bachelor of Arts degree from Bowdoin College in 1986, where he was a James Bowdoin Scholar and elected to Phi Beta Kappa, and received a Juris Doctorate from the Columbia University School of Law in 1990. Mr. Greenlaw is a member of the Maine, District of Columbia and Texas bars.

EXHIBIT M

See attached.

Our general partner is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate and interest rates generally, that it reasonably anticipates to have a material impact on either the income to be derived from our investments in mortgage loans or entities that make mortgage loans, other than those referred to in this Annual Report on Form 10-K.  The disruption of mortgage markets, in combination with a significant amount of negative national press discussing constriction in mortgage markets and the poor condition of the national housing industry, including declining home prices, have made potential new home purchasers and real estate lenders very cautious.  The failure of highly respected financial institutions, significant volatility in equity markets around the world, unprecedented administrative and legislative actions in the United States, and actions taken by central banks around the globe to stabilize the economy have further caused many prospective home purchasers to postpone their purchases.  In summary, we believe there is a general lack of urgency to purchase homes in these times of economic uncertainty.  We believe that this has further slowed the sales of new homes and expect that this will result in a slowing of the sales of finished lots developed in certain markets; however, we do not anticipate the prices of those lots changing materially.  We also expect that the decrease in the availability of replacement financing may increase the number of defaults on development loans made by us or extend the time period anticipated for the repayment of our loans. Our future results could be negatively impacted by prolonged weakness in the economy, high levels of unemployment, a significant increase in mortgage interest rates or further tightening of mortgage lending standards.

Off-Balance Sheet Arrangements

In August 2009, we entered into the TCB Guarantee for the benefit of UMT Home Finance, or its permitted successors and assigns, by which we guaranteed the repayment of up to $5 million owed to Texas Capital Bank with respect to that certain promissory note between UMT Home Finance and Texas Capital Bank.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UMT Home Finance is a wholly owned subsidiary of UMT.  An affiliate of our general partner serves as the advisor to UMT.  In connection with the TCB Guarantee, we entered into a letter agreement with UMT Home Finance, which provides for UMT Home Finance to pay us annually, in advance, an amount equal to 1% of our maximum exposure under the TCB Guarantee (i.e., $50,000 per annum).  In conjunction with this arrangement, $50,000 is included in our credit enhancement fees – related party income revenue for each of the years ended December 31, 2010 and 2009.

In March 2010, we entered into a guaranty (the “Resort Island Guaranty”) for the benefit of the Bank of Las Colinas (“BOLC”) pursuant to which we guaranteed the repayment of up to $925,000 owed to BOLC with respect to a loan between UDFLOF Resort Island, L.P. (“UDFLOF Resort Island”), a Delaware limited partnership, and BOLC.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDFLOF Resort Island is a wholly owned subsidiary of UDF LOF.  Our general partner is an affiliate of UDF LOF.  In connection with the Resort Island Guaranty, we entered into a letter agreement with UDFLOF Resort Island which provides for UDFLOF Resort Island to pay us a guaranty fee equal to 1% of our maximum exposure (i.e., $9,250) under the guaranty, which was paid to us upon the execution of the guaranty.  UDFLOF Resort Island paid off the loan to BOLC in December 2010, thus extinguishing the guarantee.  In conjunction with this arrangement, approximately $9,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In April 2010, we entered into a guaranty (the “UDF IV HF Guaranty”) for the benefit of Community Trust Bank of Texas (“CTB”) pursuant to which we guaranteed the repayment of up to $6 million owed to CTB with respect to a revolving line of credit loan between UDF IV Home Finance, L.P. (“UDF IV Home Finance”), a Delaware limited partnership, and CTB.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF IV Home Finance is a wholly owned subsidiary of UDF IV.  Our general partner serves as the asset manager for UDF IV.  In connection with the UDF IV HF Guaranty, we entered into a letter agreement with UDF IV Home Finance which provides for UDF IV Home Finance to pay us an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum), to be paid in 12 equal monthly installments.  In conjunction with this arrangement, approximately $45,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In April 2010, we entered into a guaranty (the “UMT 15th Street Guaranty”) for the benefit of CTB pursuant to which we guaranteed the repayment of up to $1.6 million owed to CTB with respect to a loan between UMT 15th Street, L.P. (“UMT 15th Street”), a Delaware limited partnership, and CTB. In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.   UMT 15th Street is a wholly owned subsidiary of UMT.  An affiliate of our general partner serves as the advisor to UMT.  In connection with the UMT 15th Street Guaranty, we entered into a letter agreement with UMT 15th Street which provides for UMT 15th Street to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of each month.  This fee of approximately $10,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders. As security for the UDF I – Brockhoeft Loan, we provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of our existing and future assets.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  Our general partner serves as the asset manager of UDF I.  In consideration of our secured guaranty, commencing July 31, 2010, UDF I agreed to pay us a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. This fee of approximately $225,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

           In August 2010, we entered into a guaranty (the “UDF IV Acquisitions Guaranty”) for the benefit of CTB pursuant to which we guaranteed the repayment of up to $8 million owed to CTB with respect to a revolving line of credit loan between UDF IV Acquisitions, L.P. (“UDF IV Acquisitions”), a Delaware limited partnership, and CTB.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF IV Acquisitions is a wholly owned subsidiary of UDF IV.  Our general partner serves as the asset manager for UDF IV.  In connection with the UDF IV Acquisitions Guaranty, we entered into a letter agreement with UDF IV Acquisitions which provides for UDF IV Acquisitions to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of each month.  This fee of approximately $20,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In December 2010, we entered into a guaranty (the “UDF IV Finance II Guaranty”) for the benefit of The F&M Bank and Trust Company (“F&M”) pursuant to which we guaranteed the repayment of up to $5 million owed to F&M with respect to a loan between UDF IV Finance II, L.P. (“UDF IV Finance II”), a Delaware limited partnership, and F&M.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF IV Finance II is a wholly owned subsidiary of UDF IV.  Our general partner serves as the asset manager for UDF IV.  In connection with the UDF IV Finance II Guaranty, we entered into a letter agreement with UDF IV Finance II which provides for UDF IV Finance II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of each month.  For the year ended December 31, 2010, we have not recognized credit enhancement fees – related party income revenue in conjunction with this guaranty.

We, from time to time, enter into guarantees of debtor’s borrowings and provide credit enhancements for the benefit of senior lenders in connection with our debtors and investments in partnerships (collectively referred to as “guarantees”), and account for such guarantees in accordance with FASB ASC 460-10 Guarantees.

Guarantees generally have fixed expiration dates or other termination clauses and may require payment of a fee by the debtor.  A guarantee involves, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.  Our exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the guarantee.

As of December 31, 2010, we had 11 outstanding guarantees, including: (1) 10 limited repayment guarantees with total credit risk to us of approximately $50.0 million, of which approximately $37.5 million has been borrowed against by the debtor and (2) one letter of credit issued on behalf of a borrower with total credit risk to us of approximately $400,000, of which no amount has been borrowed against by the debtor.

As of December 31, 2009, we had seven outstanding guarantees, including: (1) four limited repayment guarantees with total credit risk to us of approximately $7.4 million, of which approximately $5.9 million has been borrowed against by the debtor and (2) three letters of credit issued on behalf of borrowers with total credit risk to us of approximately $2.6 million, approximately $2.2 million of which has been borrowed against by the debtors.

To date, we have not incurred losses from guarantees entered into, and the debt that is guaranteed is also collateralized by real estate.  The value of such real estate may or may not be sufficient to settle such obligations if liquidated.

Contractual Obligations

As of December 31, 2010, we had originated 58 loans, including 24 loans that have been repaid in full by the respective borrower, totaling approximately $456.9 million.  We have approximately $65.9 million of commitments to be funded under the terms of mortgage notes receivable, including approximately $36.5 million of commitments for mortgage notes receivable – related party and $17.9 million for participation interest – related party.

As of December 31, 2010, we have approximately $54.6 million of mortgage notes receivables – related party, consisting of 9 related party loans, and one participation interest – related party totaling approximately $57.9 million.  Mortgage notes receivables – related party and participation interest – related party represent approximately 33% of our total assets.  As of December 31, 2010, we have approximately $2.3 million of accrued interest receivable – related party, and we have paid our general partner approximately $9.6 million for acquisition and origination fee expenses associated with the mortgage notes receivable.  For the year ended December 31, 2010, we recognized approximately $14.7 million and $404,000 for interest income – related party and credit enhancement fees – related party, respectively.  We also recognized approximately $2.8 million of general and administrative expenses – related party for the year ended December 31, 2010. As of December 31, 2010, we had six outstanding limited repayment guarantees benefitting related parties with total credit risk to us of approximately $40.6 million, of which approximately $30.3 million has been borrowed against by the debtor.

Our general partner and certain of its affiliates are paid compensation and fees for services relating to the Offering and the investment and management of our assets.

In connection with the Offering, our general partner received 1.5% of the gross offering proceeds (excluding proceeds from our DRIP and Secondary DRIP) for reimbursement of organization and offering expenses.  For the year ended December 31, 2009, we had paid approximately $533,000 to our general partner pursuant to such reimbursement. The primary offering component of the Offering was terminated on April 23, 2009.  As such, we paid no reimbursements to our general partner for organization and offering expenses for the year ended December 31, 2010.

In addition, in connection with the Offering, we reimbursed our general partner up to 0.5% of the gross offering proceeds for bona fide due diligence expenses incurred by unaffiliated selling group members and paid by us through our general partner (except that no such due diligence expenses shall be paid with respect to sales under our DRIP and Secondary DRIP).  For the year ended December 31, 2009, approximately $178,000 was paid to our general partner for reimbursement of bona fide due diligence expenses incurred by unaffiliated selling group members.  Our general partner or its affiliates determine the amount of expenses owed for organization and offering expenses and bona fide due diligence expenses.   The primary offering component of the Offering was terminated on April 23, 2009.  As such, we paid no reimbursements to our general partner for bona fide due diligence expenses for the year ended December 31, 2010.

In connection with the Offering, we paid wholesaling fees of up to 1.2% of our gross offering proceeds (excluding proceeds from sales under our DRIP and Secondary DRIP) to IMS Securities, Inc., an unaffiliated third party.  From such amount, IMS Securities, Inc. re-allowed up to 1% of our gross offering proceeds to wholesalers that were employed by an affiliate of our general partner.  We reimbursed our general partner for such wholesaling fees paid by our general partner on our behalf.  Approximately $127,000 was paid to our general partner for the year ended December 31, 2009 in respect of such wholesaling fees.  The primary offering component of the Offering was terminated on April 23, 2009.  As such, we paid no reimbursements to our general partner for wholesaling fees for the year ended December 31, 2010.

In connection with the Offering, UMTH Funding received 0.8% of the gross offering proceeds (excluding proceeds from sales under our DRIP and Secondary DRIP) as a marketing support fee for marketing and promotional services provided to selling group members.  UMTH Funding and our general partner are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both UMTH Funding and our general partner.  For the year ended December 31, 2009, approximately $360,000 was paid pursuant to such marketing support fee. The primary offering component of the Offering was terminated on April 23, 2009.  As such, we paid no reimbursements to our general partner for marketing support fees for the year ended December 31, 2010.

During 2009, UMTH Funding was reimbursed for operating expenses incurred in assisting Land Development in our management.  Effective January 1, 2010, we began reimbursing General Services, instead of UMTH Funding, for operating expenses incurred by General Services in assisting Land Development in our management. General Services and our general partner are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both General Services and our general partner.  For the year ended December 31, 2009, UMTH Funding was reimbursed approximately $900,000 for such expenses.  For the year ended December 31, 2010, General Services was reimbursed approximately $408,000 for such expenses.

Our general partner also is paid 3% of the net amount available for investment in mortgages for fees and expenses associated with the selection and origination of mortgages, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, and title insurance funded by us. For the years ended December 31, 2010 and 2009, Land Development was paid approximately $131,000 and $1.3 million, respectively, for acquisition and origination expenses.

Our general partner currently receives a promotional interest equal to 10% of cash available for distribution prior to the return to the limited partners of all of their capital contributions plus an 8% annual cumulative (non-compounded) return on their net capital contributions.  For the years ended December 31, 2010 and 2009, our general partner was paid approximately $1.0 million and $3.5 million, respectively, for its unsubordinated promotional interest.  After the limited partners receive a return of their net capital contributions and an 8% annual cumulative (non-compounded) return on their net capital contributions, the general partner will receive a subordinated promotional interest of 15% of remaining cash available for distribution (including net proceeds from a capital transaction or pro rata portion thereof).

Our general partner receives a carried interest, which is an equity interest in us to participate in all distributions, other than distributions attributable to our general partner’s promotional interest of cash available for distribution and net proceeds from a capital transaction.  If our general partner enters into commitments to investments in mortgages in excess of 82% of the gross offering proceeds, our general partner will be entitled to a carried interest equal to (a) 1% for the first 2.5% of commitments to investments in mortgages above 82% of the gross offering proceeds (or if commitments to investments in mortgages are above 82% but no more than 84.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 82%), (b) 1% for the next 2% of additional commitments to investments in mortgages above 84.5% of the gross offering proceeds (or if commitments to investments in mortgages are above 84.5% but no more than 86.5%, 1% multiplied by the fractional amount of commitments to investments in mortgages above 84.5%) and (c) 1% for each additional 1% of additional commitments to investments in mortgages above 86.5% of the gross offering proceeds (or a fractional percentage equal to the fractional amount of any 1% of additional commitments to investments in mortgages).  For the years ended December 31, 2010 and 2009, our general partner was paid approximately $143,000 and $516,000, respectively, for its carried interest.

For services rendered in connection with the servicing of our loans, we pay a monthly mortgage servicing fee to our general partner equal to one-twelfth of 0.25% of our aggregate outstanding development mortgage notes receivable balance as of the last day of the month.  For the year ended December 31, 2010 and 2009, Land Development recognized approximately $816,000 and $715,000, respectively, in mortgage servicing fees, which is included in general and administrative – related party expense.

We are dependent on our general partner and certain of its affiliates for certain services that are essential to us, including identifying prospective loans, evaluating, underwriting and negotiating the acquisition and disposal of loans and overseeing the performance of our loans.  In the event that these companies were unable to provide the respective services to us, we would be required to obtain such services from other sources.

On September 21, 2009, the Partnership entered into the $15 million Brockhoeft Credit Facility.  In conjunction with the Brockhoeft Credit Facility, the Partnership paid UMTH Funding a debt placement fee equal to 1% ($150,000) of the Brockhoeft Credit Facility, which is being amortized over the term of the Brockhoeft Credit Facility.  The unamortized portion of this debt placement fee is approximately $46,000 and $104,000 as of December 31, 2010 and 2009, respectively.

An affiliate of Land Development serves as the advisor to UMT and UDF IV.  Land Development serves as the asset manager of UDF I and UDF IV.

Mortgage Notes Receivable – Related Party and Participation Interests – Related Party

In January 2007, we originated a secured promissory note to OU Land Acquisition II, L.P., a Texas limited partnership of which UDF I has a 50% partner interest, in the principal amount of approximately $1.6 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  Our general partner serves as the asset manager for UDF I.  The secured promissory note, which bore interest at a rate of 15% per annum, was collateralized by a second lien deed of trust on approximately 101 acres of land located in Texas and was payable on June 14, 2010.  In July 2009, this note was paid in full.  For the year ended December 31, 2009, we recognized approximately $150,000 of interest income – related party related to this note.

In September 2007, we originated a secured promissory note to UDF PM, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I, in the principal amount of approximately $6.4 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  Our general partner serves as the asset manager for UDF I.  The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a second lien deed of trust on approximately 335 finished lots and 15 acres of land located in Texas and was payable on September 4, 2010.  Per the First Amendment to Secured Promissory Note, the maturity date on this note was extended to September 4, 2012.  For the years ended December 31, 2010 and 2009, we recognized approximately $1.2 million and $795,000, respectively, of interest income – related party related to this note, of which approximately $186,000 and $271,000 is included in accrued interest receivable – related party as of December 31, 2010 and 2009, respectively.  The outstanding balance of this note was approximately $8.7 million and $7.2 million as of December 31, 2010 and 2009, respectively.

In November 2007, we originated a secured promissory note to United Development Funding X, L.P. (“UDF X”) a Delaware limited partnership and wholly-owned subsidiary of our general partner, in the principal amount of approximately $70 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  Our general partner serves as the asset manager of UDF I.  In August 2008, we amended this revolving credit facility to reduce the commitment amount to $25 million.  The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a pledge of 100% of the ownership interests in UDF X and is payable on November 11, 2012.  For the years ended December 31, 2010 and 2009, we recognized approximately $3.5 million and $2.9 million, respectively, of interest income – related party related to this note, of which approximately $9,000 is included in accrued interest receivable – related party as of December 31, 2010.  There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2009.  The outstanding balance of this note was approximately $21.2 million and $23.4 million as of December 31, 2010 and 2009, respectively.

In December 2007, we originated a secured promissory note to UDF Northpointe, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I, in the principal amount of approximately $6 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  Our general partner serves as the asset manager for UDF I.  In December 2008, UDF Northpointe, LLC was purchased by an unrelated third party, who thus assumed the secured promissory note.  In May 2009, UDF Northpointe, LLC, then owned by an unrelated third party, assigned its obligations associated with its promissory note and its interests in the collateral by special warranty deed to UDF Northpointe II, LP (“Northpointe II”), a subsidiary of UDF I.  Concurrent with this assignment, UDF Northpointe, LLC entered into a contract for deed with Northpointe II whereby UDF Northpointe, LLC agreed to make payments to Northpointe II for all debt service payments in consideration for Northpointe II transferring ownership and possession of the collateral back to UDF Northpointe, LLC.  The secured promissory note, which bears an interest rate of 12% per annum, is collateralized by a second lien deed of trust on 251 finished lots and 110 acres of land in Texas and was payable on December 28, 2010, but remains outstanding and is past due as of December 31, 2010.  Pursuant to a modification agreement effective June 30, 2011, this loan was extended to December 28, 2013 and the principal was increased to $15 million, pursuant to a second secured promissory note in the principal amount of $9 million.  For the year ended December 31, 2010 and 2009, we recognized approximately $1.1 million and $615,000 of interest income – related party related to this note.  There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010 or 2009. The outstanding balance of this note was approximately $10.1 million and $8.3 million as of December 31, 2010 and 2009, respectively.

In August 2008, we originated a secured revolving line of credit to UDF LOF in the principal amount of up to $25 million, pursuant to a Secured Line of Credit Promissory Note (the “UDF LOF Note”).  The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF.  The UDF LOF Note, which bears interest at a base rate equal to 15% per annum, is secured by a lien of all of UDF LOF’s existing and future acquired assets and is payable on August 20, 2011.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the UDF LOF Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  For the year ended December 31, 2010, we did not recognize any interest income – related party related to this note.  For the year ended December 31, 2009, we recognized approximately $1.5 million of interest income – related party related to this note.  There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010 or 2009.  There was no outstanding balance on this note as of December 31, 2010.  The outstanding balance of this note as of December 31, 2009 was approximately $41,000.

In August 2008, we originated a secured promissory note with Buffington Capital Homes, Ltd., a Texas limited partnership (“Buffington Capital”), in the principal amount of $2.5 million (the “BCH Note”).  Our general partner has a minority partner interest in Buffington Capital.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BCH Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Capital.  Pursuant to an Agreement and Plan of Merger dated November 30, 2009, Buffington Capital merged into Buffington Signature Homes, LLC (“Buffington Signature”), which is ultimately owned and controlled by Buffington Homebuilding Group, LTD (“BHG”), a Texas limited partnership.  Land Development owns a minority limited partnership interest in BHG.  As a result of the merger and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, Buffington Signature possesses and succeeded to all the rights, responsibilities and obligations of Buffington Capital under the BCH Note.  Buffington Signature’s payment and performance of the BCH Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Second Amendment to Loan Agreement dated August 12, 2010, is payable on August 12, 2011.  For the years ended December 31, 2010 and 2009, we recognized approximately $16,000 and $127,000, respectively, of interest income – related party related to this note, of which approximately $5,000 is included in accrued interest receivable – related party as of December 31, 2009. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010.  There was no outstanding balance on this note as of December 31, 2010.  The outstanding balance of this note as of December 31, 2009 was approximately $424,000.

In August 2008, we originated a secured promissory note with Buffington Texas Classic Homes, Ltd., a Texas limited partnership (“Buffington Classic”), in the principal amount of $2 million (the “BTC Note”).  Our general partner has a minority partner interest in Buffington Classic.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BTC Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Classic.  Pursuant to an Agreement and Plan of Merger dated November 30, 2009, Buffington Capital merged into Buffington Texas Classic Homes, LLC (“BTC LLC”), which is ultimately owned and controlled by BHG.  Land Development owns a minority limited partnership interest in BHG.  As a result of the merger and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, BTC LLC possesses and succeeded to all the rights, responsibilities and obligations of Buffington Classic under the BTC Note.  BTC LLC’s payment and performance of the BTC Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Second Amendment to Loan Agreement dated August 21, 2010,  is payable on August 21, 2011.  As of December 31, 2010 and 2009, we recognized approximately $10,000 and $85,000, respectively, of interest income – related party related to this note, of which approximately $4,000 is included in accrued interest receivable – related party as of December 31, 2009.  There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010. There was no outstanding balance on this note as of December 31, 2010.  The outstanding balance of this note as of December 31, 2009 was approximately $325,000.

In September 2008, we originated an additional secured promissory note with Buffington Classic in the principal amount of approximately $290,000.  Our general partner has a minority partner interest in Buffington Classic.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the Buffington Classic note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  We provided a letter of credit on behalf of Buffington Classic in the amount of approximately $290,000.  If the letter of credit is drawn upon, then an amount equal to the drawn amount will be automatically advanced under the secured promissory note.   The secured note bears interest at 14% per annum and represents a 12-month note period with two 12-month renewal options.  The letter of credit expired and this note matured in September 2009 and was not renewed.  Prior to maturity, no amounts were drawn on this note.  Thus, no interest income – related party was recognized on this note for the year ended December 31, 2009.

In September 2008, we entered into an Economic Interest Participation Agreement with UMT pursuant to which UDF III purchased (i) an economic interest in a $45 million revolving credit facility (the “UMT Loan”) from UMT to UDF I and (ii) a purchase option to acquire a full ownership participation interest in the UMT Loan (the “Option”).   Our general partner serves as the asset manager for UMT and UDF I. At December 31, 2010, the UMT Loan was a $60 million revolving line of credit facility evidenced by a Third Amended and Restated Secured Line of Credit Promissory Note dated as of August 17, 2009, as extended to December 31, 2010 by an amendment effective December 31, 2009.  Effective December 31, 2010, the UMT Loan was subsequently increased to $75 million and the maturity date was extended to December 31, 2011 as evidenced by a Second Amendment to Third Amended and Restated Secured Line of Credit Promissory Note dated as of December 31, 2010 (as amended, the “UMT Note”).  The UMT Loan is secured by a security interest in the assets of UDF I including UDF I’s land development loans and equity investments pursuant to the First Amended and Restated Security Agreement dated as of September 30, 2004, executed by UDF I in favor of UMT (the “Security Agreement”).

Pursuant to the Economic Interest Participation Agreement, each time UDF I requests an advance of principal under the UMT Note, we will fund the required amount to UMT and our economic interest in the UMT Loan increases proportionately.  Our economic interest in the UMT Loan gives us the right to receive payments from UMT of principal and accrued interest relating to amounts funded by us to UMT which are applied towards UMT’s funding obligations to UDF I under the UMT Loan.  We may abate our funding obligations under the Economic Interest Participation Agreement at any time for a period of up to twelve months by giving UMT notice of the abatement.

The Option gives us the right to convert our economic interest into a full ownership participation interest in the UMT Loan at any time by giving written notice to UMT and paying an exercise price of $100.  The participation interest includes all rights incidental to ownership of the UMT Note and the Security Agreement, including participation in the management and control of the UMT Loan.  UMT will continue to manage and control the UMT Loan while we own an economic interest in the UMT Loan.  If we exercise our Option and acquire a participation interest in the UMT Loan, UMT will serve as the loan administrator but both UMT and us will participate in the control and management of the UMT Loan.  The purpose of the UMT Loan is to finance UDF I’s investments in real estate development projects.  The UMT Loan interest rate is the lower of 14% or the highest rate allowed by law and compounds annually.  UDF I may use the UMT Loan proceeds to finance indebtedness associated with the acquisition of any assets and to seek income that qualifies under the Real Estate Investment Trust provisions of the Internal Revenue Code to the extent such indebtedness, including indebtedness financed by funds advanced under the UMT Loan and indebtedness financed by funds advanced from any other source, including senior debt, is no less than 68% of the appraised value of all subordinate loans and equity interests for land development and/or land acquisition owned by UDF I and 75% for first lien secured loans for land development and/or acquisitions owned by UDF I.  For the years ended December 31, 2010 and 2009, we recognized approximately $7.3 million and $6.5 million, respectively, of interest income – related party related to this note, of which approximately $2.0 million and $1.9 million is included in accrued interest receivable – related party for the years ended December 31, 2010 and 2009, respectively.

The UMT Loan is subordinate to the UDF I – Brockhoeft loan.  As of December 31, 2010 and 2009, approximately $57.9 million and $54.7 million, respectively, in assets related to the Economic Interest Participation Agreement is included in participation interest – related party.

Effective December 2008, the Partnership modified a secured promissory note (the “HTC Loan”) in the principal amount of approximately $8.1 million that it had originated with UDF I in December 2006 in the principal amount of approximately $6.9 million.  Our general partner serves as the asset manager for UDF I.  In connection with the origination of the promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF I’s obligations under the note are secured by a first lien deed of trust filed on 190 undeveloped, entitled single-family home lots located in Thornton, Colorado.  The note bears interest at a base rate equal to 12% per annum and interest payments are due monthly.  The note matured on June 30, 2009, but remains outstanding and is past due as of December 31, 2010.  Pursuant to a modification agreement effective June 30, 2011, the HTC Loan was extended to December 31, 2011 and the principal balance was increased to $12.8 million, pursuant to a second secured promissory note in the same collateral as the original promissory note. For the years ended December 31, 2010 and 2009, we recognized $1.2 million and $1.1 million, respectively, of interest income – related party related to this note.   There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010 or 2009. The outstanding balance of this note was approximately $11.1 million and $9.5 million as of December 31, 2010 and 2009, respectively.

In July 2009, we originated a secured promissory note to OU Land, a Texas limited partnership and wholly-owned subsidiary of UDF I, in the principal amount of approximately $2.0 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  Our general partner serves as the asset manager for UDF I.  The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a first lien on 56 acres of land located in Houston, Texas and was payable on June 14, 2010, but remained outstanding and past due as of December 31, 2010. In January 2011, this note was paid off upon a sale of the underlying collateral.  For the years ended December 31, 2010 and 2009, we recognized approximately $375,000 and $158,000, respectively, of interest income – related party related to this note. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010 or 2009. The outstanding balance of this note was approximately $2.8 million and $2.3 million as of December 31, 2010 and 2009, respectively.

In November 2010, we assumed a secured promissory note to UDF TX One, LP (“UDF TX One”), a Texas limited partnership and wholly-owned subsidiary of UDF I, in the principal amount of $8.0 million.  Our general partner serves as the asset manager for UDF I.  In connection with the origination of the promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  The secured promissory note, which bears an interest rate of 9.55% per annum, is collateralized by 8 finished lots in Douglas County, Colorado and is payable on January 31, 2011.  This note was paid in full in January 2011.  For the year ended December 31, 2010, we recognized approximately $3,000 of interest income – related party related to this note. The outstanding balance of this note was approximately $125,000 as of December 31, 2010.

Loan Participations Sold to Related Parties

From inception through December 31, 2010, we have entered into 5 loan participation agreements with related parties whereby a related party has purchased a participation interest in a mortgage investment that we have originated.  As of December 31, 2010, 4 of these agreements remain outstanding.

Our related parties participate in these mortgage investments by funding our lending obligations up to a maximum amount for each participation.  Such participations entitle our related parties to receive payments of principal up to the amounts they have funded and interest from our borrower on the amounts they have funded and to share in the proceeds of the collateral for the loan, including the land and related improvements to residential property owned by the borrowers and/or the ownership interests of the borrower that secure the original mortgage investment.  The income earned by our related party and the amounts our borrowers owe to our related party for principal and interest earned with respect to these participation agreements are not reflected in our financial statements.

Buffington Bear Creek Note

In September 2008, we originated an $8.8 million secured promissory note (the “Buffington Bear Creek Note”) with Buffington Land, Ltd., an unaffiliated Texas limited partnership, and Len-Buf Land Acquisitions of Texas, L.P., an unaffiliated Texas limited partnership, as co-borrowers (collectively, “Buffington”).  The Buffington Bear Creek Note was initially evidenced and secured by a first lien deed of trust recorded against approximately 67 finished residential lots in the Bridges at Bear Creek residential subdivision in Austin, Texas.  The interest rate under the Buffington Bear Creek Note was the lower of 14% or the highest rate allowed by law.  Buffington was required to pay interest monthly and to repay a portion of principal upon the sale of residential lots covered by the deed of trust.  Pursuant to the Third Note and Loan Modification Agreement, the Buffington Bear Creek Note was scheduled to mature on June 30, 2011, although it was fully repaid in October 2010.

Effective December 2008, we entered into a loan participation agreement with UMT pursuant to which UMT purchased a participation in the Buffington Bear Creek Note (the “UMT Bear Creek Participation”).  An affiliate of our general partner serves as the advisor to UMT.  Effective January 2010, we entered into a loan participation agreement with UDF IV pursuant to which UDF IV also purchased a participation interest in the Buffington Bear Creek Note (the “UDF IV Bear Creek Participation”).  Our general partner serves as the asset manager of UDF IV.  The UMT Bear Creek Participation and the UDF IV Bear Creek Participation gave UMT and UDF IV the right to receive payment from us of principal and accrued interest relating to amounts they funded under their participation agreements.

On April 9, 2010, we entered into an Agent – Participant Agreement with UDF IV (the “Agent Agreement”).  In accordance with the Agent Agreement, we continued to manage and control the Buffington Bear Creek Note and UDF IV has appointed us as its agent to act on its behalf with respect to all aspects of the Buffington Bear Creek Note, provided that, pursuant to the Agent Agreement, UDF IV retained approval rights in connection with any material decisions pertaining to the administration and services of the loan and, with respect to any material modification to the loan and in the event that the loan became non-performing, UDF IV had effective control over the remedies relating to the enforcement of the loan, including ultimate control of the foreclosure process.

As of December 31, 2009, approximately $1.9 million and $43,000 is included in mortgage notes receivable and accrued interest receivable, respectively, representing our outstanding balance of the Buffington Bear Creek Note.  For the year ended December 31, 2009, UMT had a participation interest of approximately $3.1 million, which is not included on our balance sheet. For the years ended December 31, 2009 and 2010, we recognized approximately $395,000 and $15,000 of interest income, respectively.

BCH Note and BTC Note

In August 2008, we originated the $2.5 million BCH Note and the $2.0 million BTC Note with Buffington Capital and Buffington Classic, respectively (collectively, “Buff Homes”).

Effective March 2010, we entered into two Participation Agreements (collectively, the “BCH and BTC Participation Agreements”) with UDF IV pursuant to which UDF IV purchased a participation interest in the BCH Note and the BTC Note (collectively, the “Lot Inventory Loans”).  Our general partner serves as the asset manager of UDF IV.  Pursuant to the BCH and BTC Participation Agreements, UDF IV will participate in the Lot Inventory Loans by funding our lending obligations under the Lot Inventory Loans.  The BCH and BTC Participation Agreements give UDF IV the right to receive repayment of all principal and accrued interest relating to amounts funded by them under the BCH and BTC Participation Agreements.  UDF IV’s participation interest is repaid as Buff Homes repays the Lot Inventory Loans.  For each loan originated, Buff Homes is required to pay interest monthly and to repay the principal advanced no later than 12 months following the origination of the loan.  The BCH Note matures in August 2011 and the BTC Note matures in August 2012.

We are required to purchase back from UDF IV the participation interest in the Lot Inventory Loans (i) upon a foreclosure of our assets by our lenders, (ii) upon the maturity of the Lot Inventory Loans, or (iii) at any time upon 30 days prior written notice from UDF IV.  In such event, the purchase price paid to UDF IV will be equal to the outstanding principal amount of the Lot Inventory Loans on the date of termination, together with all accrued interest due thereon, plus any other amounts due to UDF IV under the BCH and BTC Participation Agreements.

On April 9, 2010, we entered into the Agent Agreement.  In accordance with the Agent Agreement, we will continue to manage and control the Lot Inventory Loans and UDF IV has appointed us as its agent to act on its behalf with respect to all aspects of the Lot Inventory Loans, provided that, pursuant to the Agent Agreement, UDF IV retains approval rights in connection with any material decisions pertaining to the administration and services of the loans and, with respect to any material modification to the loans and in the event that the loans become non-performing, UDF IV shall have effective control over the remedies relating to the enforcement of the loans, including ultimate control of the foreclosure process.

As of December 31, 2010, we did not have an outstanding balance in mortgage notes receivables – related party or accrued interest receivable – related party associated with the BCH Note or the BTC Note.  For the year ended December 31, 2010, UDF IV had a participation interest associated with the BCH and BTC Participation Agreements of approximately $216,000, which is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $26,000 of interest income associated with the BCH and BTC Note.

TR II Finished Lot Note

In August 2009, we originated a $3.4 million secured promissory note (the “TR II Finished Lot Note”) with CTMGT Travis Ranch II, LLC, an unaffiliated Texas limited liability company.  The TR II Finished Lot Note is secured by a subordinate, second lien deed of trust recorded against finished residential lots in the Travis Ranch residential subdivision located in Kaufman County, Texas.  The TR II Finished Lot Note is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower.  The interest rate under the TR II Finished Lot Note is 15%.  The borrower has obtained a senior loan secured by a first lien deed of trust on the finished lots.  For so long as the senior loan is outstanding, proceeds from the sale of the residential lots securing the TR II Finished Lot Note will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan.  After the senior lien is paid in full, the proceeds from the sale of the residential lots securing the TR II Finished Lot Note are required to be used to repay the TR II Finished Lot Note.  The TR II Finished Lot Note is due and payable in full on August 28, 2012.

Effective June 2010, we entered into a loan participation agreement with UDF IV pursuant to which UDF IV purchased a participation interest (the “TR II Finished Lot Participation”) in the TR II Finished Lot Note.  Our general partner serves as the asset manager of UDF IV.  Pursuant to the TR II Finished Lot Participation, UDF IV is entitled to receive repayment of its participation in the outstanding principal amount of the TR II Finished Lot Note, plus accrued interest thereon, over time as the borrower repays the loan.

As of December 31, 2010, we did not have an outstanding balance in mortgage notes receivables or accrued interest receivable associated with the TR II Finished Lot Note.  For the year ended December 31, 2010, UDF IV had a participation interest associated with the TR II Finished Lot Participation of approximately $2.0 million, which is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $140,000 of interest income associated with the TR II Finished Lot Note.

TR Paper Lot Note

In September 2009, we originated an $8.1 million secured promissory note (the “TR Paper Lot Note”) with CTMGT Travis Ranch, LLC, an unaffiliated Texas limited liability company.  A “paper” lot is a residential lot shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development.  The borrower owns paper lots in the Travis Ranch residential subdivision of Kaufman County, Texas.  The TR Paper Lot Note was initially secured by a pledge of the equity interests in the borrower instead of a real property lien, effectively subordinating the TR Paper Lot Note to all real property liens.  The TR Paper Lot Note is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower.  The interest rate under the TR Paper Lot Note is 15%. The borrower has obtained a senior loan secured by a first lien deed of trust on the paper lots.  For so long as the senior loan is outstanding, proceeds from the sale of the paper lots will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan.  After the senior lien is paid in full, the proceeds from the sale of the paper lots are required to be used to repay the TR Paper Lot Note.  The TR Paper Lot Note is due and payable in full on September 24, 2012.

Effective June 2010, we entered into a loan participation agreement with UDF IV pursuant to which UDF IV purchased a participation interest (the “TR Paper Lot Participation”) in the TR Paper Lot Note.  Our general partner serves as the asset manager of UDF IV.  Pursuant to the TR Paper Lot Participation, UDF IV is entitled to receive repayment of its participation in the outstanding principal amount of the TR Paper Lot Note, plus its proportionate share of accrued interest thereon, over time as the borrower repays the TR Paper Lot Note.

As of December 31, 2010, we did not have an outstanding balance in mortgage notes receivables or accrued interest receivable associated with the TR Paper Lot Note.  For the year ended December 31, 2010, UDF IV had a participation interest associated with the TR Paper Lot Participation of approximately $2.1 million, which is not included on our balance sheet. For the year ended December 31, 2010, we recognized approximately $240,000 of interest income associated with the TR Paper Lot Note.

Credit Enhancement Fees – Related Party

In February 2009, we deposited $1.5 million into an account with LegacyTexas (the “Deposit Account”) for the purpose of providing collateral to LegacyTexas for the benefit of UMTH Lending.  UMTH Lending and our general partner are each owned 99.9% by UMT Holdings and 0.1% by UMT Services, which serves as the general partner for both UMTH Lending and our general partner.  We provided LegacyTexas a security interest in the Deposit Account as further collateral for a loan obtained by UMTH Lending from LegacyTexas (the “UMTH Lending Loan”).  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In November 2010, UMTH Lending refinanced the UMTH Lending Loan with United Texas Bank (“UTB”). In conjunction with this refinance, we deposited $1.5 million into an account with UTB (the “UTB Deposit Account”) for the purpose of providing collateral to UTB for the benefit of UMTH Lending.  The UTB Deposit Account replaced the Deposit Account previously established with LegacyTexas.  We provided the UTB Deposit Account as further collateral for a loan obtained by UMTH Lending from UTB (the “UTB-UMTH Lending Loan”). In consideration for providing the Deposit Account and UTB Deposit Account (collectively, the “UMTH Lending Deposit Accounts”) as collateral for the UMTH Lending Loan and the UTB-UMTH Lending Loan (collectively, the “UMTH Lending Loans”), UMTH Lending agreed to pay us a fee equal to 3% per annum of the amount outstanding in the UMTH Lending Deposit Accounts, paid in 12 monthly installments per year for each year that the UMTH Lending Deposit Accounts secure the UMTH Lending Loans.  This fee of approximately $45,000 and $38,000 is included in our credit enhancement fees – related party income revenue for the years ended December 31, 2010 and 2009, respectively.

In August 2009, we entered into the TCB Guarantee for the benefit of UMT Home Finance, or its permitted successors and assigns, by which we guaranteed the repayment of up to $5 million owed to Texas Capital Bank with respect to that certain promissory note between UMT Home Finance and Texas Capital Bank.  UMT Home Finance is a wholly-owned subsidiary of UMT.  An affiliate of our general partner serves as the advisor to UMT.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In connection with the TCB Guarantee, we entered into a letter agreement with UMT Home Finance which provides for UMT Home Finance to pay us annually, in advance, an amount equal to 1% of our maximum exposure under the TCB Guarantee (i.e., $50,000 per annum).  In conjunction with this arrangement, for the years ended December 31, 2010 and 2009, $50,000 is included in our credit enhancement fees – related party income revenue.

In March 2010, in consideration of us entering into the Resort Island Guaranty, we entered into a letter agreement with UDFLOF Resort Island, which provides for UDFLOF Resort Island to pay us a guaranty fee equal to 1% of our maximum exposure (i.e., $9,250) under the guaranty, which was paid to us upon the execution of the guaranty.  UDFLOF Resort Island is a wholly-owned subsidiary of UDF LOF.  The general partner of UDF LOF is a wholly-owned subsidiary of our general partner and our general partner serves as the asset manager for UDF LOF.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of approximately $9,000 is included in credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In April 2010, in consideration of us entering into the UDF IV HF Guaranty, we entered into a letter agreement with UDF IV Home Finance which provides for UDF IV Home Finance to pay us an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum).  UDF IV Home Finance is a wholly-owned subsidiary of UDF IV.  Our general partner serves as the asset manager for UDF IV.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of $45,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In April 2010, in consideration of us entering into the UMT 15th Street Guaranty, we entered into a letter agreement with UMT 15th Street, which provides for UMT 15th Street to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan  at the end of each month.  UMT 15th Street is a wholly-owned subsidiary of UMT.  An affiliate of our general partner serves as the advisor to UMT.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of approximately $10,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders.  As security for the UDF I – Brockhoeft Loan, we provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of our existing and future assets.  Our general partner serves as the asset manager for UDF I.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In consideration of our secured guaranty, commencing July 31, 2010, UDF I agreed to pay us a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. This fee of $225,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In August 2010, in consideration of us entering into the UDF IV Acquisitions Guaranty, we entered into a letter agreement with UDF IV Acquisitions, which provides for UDF IV Acquisitions to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month.  UDF IV Acquisitions is a wholly-owned subsidiary of UDF IV.  Our general partner serves as the asset manager for UDF IV.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of approximately $20,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In December 2010, in consideration of us entering into the UDF IV Finance II Guaranty, we entered into a letter agreement with UDF IV Finance II, which provides for UDF IV Finance II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $5 million loan between UDF IV Finance II and F&M at the end of the month. UDF IV Finance II is a wholly-owned subsidiary of UDF IV.  Our general partner serves as the asset manager for UDF IV.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  For the year ended December 31, 2010, we have not recognized credit enhancement fees – related party income revenue in conjunction with this guaranty.

Policies and Procedures for Transactions with Related Persons

The agreements and arrangements among us, our general partner and its affiliates have been established by our general partner, and our general partner believes the amounts to be paid thereunder to be reasonable and customary under the circumstances. As a limited partnership, we do not have any independent personnel that approve or ratify these agreements and arrangements.  Therefore, in an effort to establish standards for minimizing and resolving these potential conflicts, our general partner has agreed to the guidelines and limitations set forth in our Partnership Agreement, including the guidelines and limitations imposed by the NASAA Mortgage Program Guidelines. Among other things, these provisions:
•
set forth the specific conditions under which we may own mortgages jointly or in a partnership with an affiliate of the general partner (specifically, we may not own mortgage loans or other properties jointly or in a partnership or joint venture with an affiliate of our general partner unless such property is owned by a joint venture or general partnership with a publicly registered affiliate, and unless (i) such affiliate has substantially identical investment objectives as us with respect to such property; (ii) we, as a result of such joint ownership or partnership ownership of a property, are not charged, directly or indirectly, more than once for the same services; (iii) the compensation payable to our general partner and its affiliates is substantially identical in each program; (iv) we will have a right of first refusal to buy the property held by such joint venture in the event that such affiliate elects to sell its interest in the joint venture; and (v) the investment by us and such affiliate are on substantially the same terms and conditions);

•
prohibit us from purchasing mortgages or leasing investment properties from our general partner or its affiliates except under certain limited circumstances in which (i) our general partner or its affiliates temporarily enter into contracts relating to investment properties to be assigned to us prior to closing or purchase property in their own names (and assume loans in connection therewith) and temporarily hold title thereto for the purpose of facilitating the acquisition of such property for us or the borrowing of money or obtaining of financing for us; or (ii) the purchase is made pursuant to a right of first refusal for such property, provided that the purchase price for such property pursuant to the right of first refusal is not greater than the fair market value as determined by the appraisal of an independent advisor;

•
prohibit the commingling of partnership funds (except in the case of making capital contributions to joint ventures and to the limited extent permissible under the NASAA Mortgage Program Guidelines); and

•	require us to obtain an independent appraisal of the property securing each mortgage loan that we purchase.

Loans or credit enhancements will be made or provided to affiliates of our general partner (or entities which affiliates of our general partner hold an interest) only if:
•	the loan or credit enhancement includes each of the following terms:
—	the loan or credit enhancement is secured by a first or junior lien on residential real estate;
—	the loan or credit enhancement amount, inclusive of first and junior indebtedness provided by us, shall not exceed 80% of the appraised value of the property securing the indebtedness;
—	the affiliate may not own more than 50% of the borrowing entity;
—	the borrowing entity must provide a minimum equity contribution of not less than 20% of the property acquisition price or acquisition price and development costs;
—	the loan or credit enhancement rate of interest shall not be less than the highest rate charged by us to unaffiliated borrowers; and
—	the loan or credit enhancement provides recourse to the borrower not less than 100% of the loan or credit enhancement amount; or
•
an independent advisor selected by our general partner issues an opinion to the effect that the proposed loan or credit enhancement to an affiliate of our general partner is fair and at least as favorable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In addition, our general partner is required to obtain a letter of opinion from the independent advisor in connection with any disposition, renegotiation, or other subsequent transaction involving loans or credit enhancements made to our general partner or an affiliate of our general partner. The independent advisor’s compensation must be paid by our general partner and not be reimbursable by us.

An “independent advisor” is someone who meets all of the following criteria:
•	The advisor must be a long-established, nationally recognized investment banking firm, accounting firm, mortgage banking firm, real estate financial consulting firm or advisory firm;
•	The advisor must have a staff of real estate professionals;
•	The compensation of the advisor must be determined and embodied in a written contract before an opinion from such advisor is rendered;
•
If the advisor is not the advisor previously engaged by us to render a fairness opinion for the same transaction or a preceding transaction involving us, our general partner must inform our limited partners (by no later than our next annual report) of the date when such advisor was engaged, and whether there were any disagreements with the former advisor on any matters of valuation, assumptions, methodology, accounting principles and practice, or disclosure, which disagreements, if not resolved to the satisfaction of the former advisor, would have caused him to make reference, in connection with the fairness opinion, to the subject matter of the disagreement or decline to give an opinion; and

•
The advisor, directly or indirectly, may not have an interest in, nor any material business or professional relationship with, us, our general partner, the borrower, or any affiliates of us, our general partner or the borrower. Independence will be considered to be impaired if, for example, during the period of the advisor’s engagement, or at any time of expressing its opinion, the advisor or the advisor’s firm: (1) has, or was committed to acquire any direct or indirect ownership interest in us, our general partner, borrower, or affiliates of us, our general partner or the borrower; (2) had any joint closely-held business investment with us, our general partner, the borrower, or affiliates of us, our general partner or the borrower, which was material in relation to the advisor’s net worth; or (3) had any loan to or from us, our general partner, the borrower, or affiliates of us, our general partner or the borrower. For purposes of determining whether a business or professional relationship or joint investment is material, the gross revenue derived by the advisor from us, our general partner, the borrower, or affiliates of us, our general partner or the borrower shall be deemed material if it exceeds 5% of the annual gross revenue derived by the advisor from all sources, or exceeds 5% of the individual’s or advisory firm’s net worth (on an estimated fair market value basis).

As of December 31, 2010, the independent advisors from whom we have requested fairness opinions, which were selected by our general partner, are Jackson Claborn, Inc. Established in 1993, Jackson Claborn, Inc. is a full-service real estate appraisal and consulting firm which has been involved in the analysis of all types of commercial and residential property including, but not limited to, single-family subdivisions, single-family residences, golf courses, mixed-use developments, special-use projects and vacant land.  Principals and professionals associated with Jackson Claborn, Inc. hold State of Texas Certified General Appraiser licenses and are Members or Designated Members of the Appraisal Institute.

As of December 31, 2010, we have entered into five loan participation agreements with related parties whereby a related party has purchased a participation interest in a mortgage investment that we have originated and two credit enhancements with related parties for which we have requested fairness opinions from Jackson Claborn, Inc., but for which we are awaiting written receipt of such opinions.  Our general partner believes that these purchased participation interests and credit enhancements are similar to our past practices and that they are fair and at least as favorable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances. In November 2010, we also entered into a loan with a related party for which we have requested a fairness opinion from Jackson Claborn, Inc. and are awaiting receipt of such opinion.  This loan was subsequently paid in full in January 2011.

In addition, our general partner has a fiduciary obligation to act in the best interests of both our limited partners and the investors in other affiliated programs and will use its best efforts to assure that we will be treated at least as favorably as any other affiliated program.

Item 14.  Principal Accountant Fees and Services.

Because we do not have a board of directors or any board committees, including an audit committee, our general partner pre-approves all auditing and permissible non-auditing services provided by our independent registered public accounting firm.  The independent public accountants may not be retained to perform the non-auditing services specified in Section 10A(g) of the Exchange Act.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional audit services rendered by Whitley Penn LLP for the audit of our annual financial statements for the years ended December 31, 2010 and 2009 and fees billed for other services rendered by our independent public registered accounting firm during that period:

	2010	2009
Audit Fees (1)	$121,900	$161,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	30,000	45,000
All Other Fees	-	-
Total Fees	$151,900	$206,000

_____________

(1)
Audit fees consisted of professional services performed in connection with the audit of our financial statements and review of our financial statements included in our Forms 10-Q, our Form 10-K and our Registration Statement on Form S-11.

(2)	Fees related to consultations concerning financial accounting and reporting standards.

(3)	Tax fees consisted principally of assistance with matters relating to tax preparation and tax advice.

I.  Commitments and Contingencies

In February 2009, the Partnership deposited $1.5 million into a money market account (the “Deposit Account”) with LegacyTexas Bank (“LegacyTexas”) for the purpose of providing collateral to LegacyTexas for the benefit of UMTH Lending Company, L.P. (“UMTH Lending”), a Delaware limited partnership and an affiliate of the Partnership’s general partner.  The Partnership provided LegacyTexas a security interest in the Deposit Account as further collateral for a loan (the “UMTH Lending Loan”) obtained by UMTH Lending from LegacyTexas.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership has requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In November 2010, UMTH Lending refinanced the UMTH Lending Loan with United Texas Bank (“UTB”).  In conjunction with this refinance, the Partnership deposited $1.5 million into a deposit account  (the “UTB Deposit Account”) with UTB for the purpose of providing collateral to UTB for the benefit of UMTH Lending.  The UTB Deposit Account replaced the Deposit Account previously established with LegacyTexas.  The Partnership provided the UTB Deposit Account as further collateral for a loan obtained by UMTH Lending from UTB (the “UTB-UMTH Lending Loan”). In consideration for providing the Deposit Account and UTB Deposit Account (collectively, the “UMTH Lending Deposit Accounts”) as collateral for the UMTH Lending Loan and the UTB-UMTH Lending Loan (collectively, the “UMTH Lending Loans”), UMTH Lending agreed to pay the Partnership a fee equal to 3% per annum of the amount outstanding in the UMTH Lending Deposit Accounts, paid in 12 monthly installments per year for each year that the UMTH Lending Deposit Accounts secure the UMTH Lending Loans.  These UMTH Lending Deposit Accounts are included as restricted cash on the Partnership’s balance sheet.

In August 2009, the Partnership entered into a guarantee with Texas Capital Bank (the “TCB Guarantee”), by which the Partnership guaranteed the repayment of up to $5 million owed to Texas Capital Bank with respect to that certain promissory note between UMT Home Finance, L.P. (“UMT Home Finance”), a Delaware limited partnership, and Texas Capital Bank.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UMT Home Finance is a wholly owned subsidiary of UMT.  An affiliate of the Partnership’s general partner serves as the advisor to UMT. In connection with the TCB Guarantee, the Partnership entered into a letter agreement with UMT Home Finance which provides for UMT Home Finance to pay the Partnership annually, in advance, an amount equal to 1% of the Partnership’s maximum exposure under the TCB Guarantee (i.e., $50,000 per annum).  These fees are included in the Partnership’s credit enhancement fees – related party income revenue (see Note K for further discussion).

In March 2010, the Partnership entered into a guaranty (the “Resort Island Guaranty”) for the benefit of the Bank of Las Colinas (“BOLC”) pursuant to which the Partnership guaranteed the repayment of up to $925,000 owed to BOLC with respect to a loan between UDFLOF Resort Island, L.P. (“UDFLOF Resort Island”), a Delaware limited partnership, and BOLC.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDFLOF Resort Island is a wholly owned subsidiary of United Development Funding Land Opportunity Fund, L.P. (“UDF LOF”), a Delaware limited partnership.  The Partnership’s general partner is an affiliate of UDF LOF.  In connection with the Resort Island Guaranty, the Partnership entered into a letter agreement with UDFLOF Resort Island which provides for UDFLOF Resort Island to pay the Partnership a guaranty fee equal to 1% of the Partnership’s maximum exposure (i.e., $9,250) under the guaranty, which was paid to the Partnership upon the execution of the guaranty and is included in the Partnership’s credit enhancement fees – related party income revenue (see Note K for further discussion).  UDFLOF Resort Island paid off the loan to BOLC in December 2010, thus extinguishing the guarantee.

In April 2010, the Partnership entered into a guaranty (the “UDF IV HF Guaranty”) for the benefit of Community Trust Bank of Texas (“CTB”) pursuant to which the Partnership guaranteed the repayment of up to $6 million owed to CTB with respect to a revolving line of credit loan between UDF IV Home Finance, L.P. (“UDF IV Home Finance”), a Delaware limited partnership, and CTB.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF IV Home Finance is a wholly owned subsidiary of United Development Funding IV (“UDF IV”), a Maryland real estate investment trust.  The Partnership’s general partner serves as the asset manager for UDF IV.  In connection with the UDF IV HF Guaranty, the Partnership entered into a letter agreement with UDF IV Home Finance which provides for UDF IV Home Finance to pay the Partnership an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum).  The fee is to be paid in 12 equal monthly installments and is included in the Partnership’s credit enhancement fees – related party income revenue (see Note K for further discussion).

In April 2010, the Partnership entered into a guaranty (the “UMT 15th Street Guaranty”) for the benefit of CTB pursuant to which the Partnership guaranteed the repayment of up to $1.6 million owed to CTB with respect to a loan between UMT 15th Street, L.P. (“UMT 15th Street”), a Delaware limited partnership, and CTB.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UMT 15th Street is a wholly owned subsidiary of UMT.  An affiliate of the Partnership’s general partner serves as the advisor to UMT.  In connection with the UMT 15th Street Guaranty, the Partnership entered into a letter agreement with UMT 15th Street which provides for UMT 15th Street to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month.  The fee is included in credit enhancement fees – related party income revenue (see Note K for further discussion).

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders. As security for the UDF I – Brockhoeft Loan, the Partnership provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of the Partnership’s existing and future assets.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In consideration of the Partnership’s secured guaranty, commencing July 31, 2010, UDF I agreed to pay the Partnership a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. These fees are included in the Partnership’s credit enhancement fees – related party income revenue (see Note K for further discussion).

In August 2010, the Partnership entered into a guaranty (the “UDF IV Acquisitions Guaranty”) for the benefit of CTB pursuant to which the Partnership guaranteed the repayment of up to $8 million owed to CTB with respect to a revolving line of credit loan between UDF IV Acquisitions, L.P. (“UDF IV Acquisitions”), a Delaware limited partnership, and CTB.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership has requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF IV Acquisitions is a wholly owned subsidiary of UDF IV.  The Partnership’s general partner serves as the asset manager for UDF IV.  In connection with the UDF IV Acquisitions Guaranty, the Partnership entered into a letter agreement with UDF IV Acquisitions which provides for UDF IV Acquisitions to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month.  This fee is included in the Partnership’s credit enhancement fees – related party income revenue (see Note K for further discussion).

In December 2010, the Partnership entered into a guaranty (the “UDF IV Finance II Guaranty”) for the benefit of The F&M Bank and Trust Company (“F&M”) pursuant to which the Partnership guaranteed the repayment of up to $5 million owed to F&M with respect to a loan between UDF IV Finance II, L.P. (“UDF IV Finance II”), a Delaware limited partnership, and F&M.  In connection therewith, as required by the Partnership’s Partnership Agreement and the NASAA Mortgage Program Guidelines, the Partnership obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to the Partnership as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF IV Finance II is a wholly owned subsidiary of UDF IV.  The Partnership’s general partner serves as the asset manager for UDF IV.  In connection with the UDF IV Finance II Guaranty, the Partnership entered into a letter agreement with UDF IV Finance II which provides for UDF IV Finance II to pay the Partnership a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month.  For the year ended December 31, 2010, the Partnership has not recognized credit enhancement fees – related party income revenue in conjunction with this guaranty (see Note K for further discussion).

Guarantees generally have fixed expiration dates or other termination clauses and may require payment of a fee by the debtor.  A guarantee involves, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.  The Partnership’s exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the guarantee.

As of December 31, 2010, the Partnership had 11 outstanding guarantees, including: (1) 10 limited repayment guarantees with total credit risk to the Partnership of approximately $50.0 million, of which approximately $37.5 million has been borrowed against by the debtor and (2) one letter of credit issued on behalf of a borrower with total credit risk to the Partnership of approximately $400,000, none of which has been borrowed against by the debtor.

As of December 31, 2009, the Partnership had seven outstanding guarantees, including: (1) four limited repayment guarantees with total credit risk to the Partnership of approximately $7.4 million, of which approximately $5.9 million has been borrowed against by the debtor and (2) three letters of credit issued on behalf of borrowers with total credit risk to the Partnership of approximately $2.6 million, approximately $2.2 million of which has been borrowed against by the debtors.

To date, the Partnership has not incurred losses from guarantees entered into, and the debt that is guaranteed is also collateralized by real estate.  The value of such real estate may or may not be sufficient to settle such obligations if liquidated.

The Partnership has no other outstanding debt or contingent payment obligations.  There are approximately $65.9 million of commitments to be funded under the terms of mortgage notes receivable as of December 31, 2010.  Included in such amount is approximately $36.5 million of commitments for mortgage notes receivable – related party and $17.9 million for participation interest – related party.  As of December 31, 2009, there were approximately $50.9 million of commitments to be funded under the terms of mortgage notes receivable.  Included in such amount is approximately $27.2 million of commitments for mortgage notes receivable – related party and $6.2 million for participation interest – related party.

J.  General and Administrative Expenses

During 2009, UMTH Funding was reimbursed for operating expenses incurred in assisting Land Development in our management.  Effective January 1, 2010, we began reimbursing UMTH General Services, L.P. (“General Services”), an affiliate of Land Development, instead of UMTH Funding, for operating expenses incurred by General Services in assisting Land Development in our management.

The chart below summarizes the payment of related party fees and reimbursements associated with the Offering and origination and management of assets for the years ended December 31, 2010 and 2009:

		For the Years Ended
		December 31,
Payee	Purpose	2010	2009
Land Development
	Organization &
	Offering Expenses	$-	$533,000
	Bona Fide Due Diligence Fees	-	178,000
	Wholesaler Reimbursement	-	127,000
	Acquisition & Origination
	Expenses and Fees	304,000	1,300,000
	Promotional Interest	3,600,000	3,500,000
	Carried Interest	529,000	516,000
	Mortgage Servicing Fee	816,000	715,000
UMTH Funding
	Marketing Support Fees	-	360,000
	Operating Reimbursement Expense	-	900,000
UMTH General Services
	Operating Reimbursement Expense	377,000	-

On September 21, 2009, the Partnership entered into the $15 million Brockhoeft Credit Facility with Wesley J. Brockhoeft (as discussed in Note D).  In conjunction with the Brockhoeft Credit Facility, the Partnership paid UMTH Funding a debt placement fee equal to 1% ($150,000) of the Brockhoeft Credit Facility, which is being amortized over the term of the Brockhoeft Credit Facility.  The unamortized portion of this debt placement fee is included in other assets and is approximately $46,000 and $104,000 as of December 31, 2010 and 2009, respectively.

An affiliate of Land Development serves as the advisor to UMT and United Development Funding IV, a Maryland real estate investment trust (“UDF IV”).  Land Development serves as the asset manager of UDF I and UDF IV.

Mortgage Notes Receivable – Related Party and Participation Interests – Related Party

In January 2007, we originated a secured promissory note to OU Land Acquisition II, L.P., a Texas limited partnership of which UDF I has a 50% partner interest, in the principal amount of approximately $1.6 million, and in connection therewith as required by our Partnership Agreement and the North American Securities Administrators Association (“NASAA”) Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  The secured promissory note, which bore interest at a rate of 15% per annum, was collateralized by a second lien deed of trust on approximately 101 acres of land located in Texas and was payable on June 14, 2010.  In July 2009, this note was paid in full.  For the year ended December 31, 2009, we recognized approximately $150,000 of interest income – related party related to this note.

In September 2007, we originated a secured promissory note to UDF PM, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I, in the principal amount of approximately $6.4 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a second lien deed of trust on approximately 335 finished lots and 15 acres of land located in Texas and was payable on September 4, 2010.   Per the First Amendment to Secured Promissory Note, the maturity date on this note was extended to September 4, 2012.  For the years ended December 31, 2010 and 2009, we recognized approximately $1.2 million and $795,000, respectively, of interest income – related party related to this note, of which approximately $186,000 and $271,000 is included in accrued interest receivable – related party as of December 31, 2010 and 2009, respectively.

In November 2007, we originated a secured promissory note to United Development Funding X, L.P. (“UDF X”) a Delaware limited partnership and wholly-owned subsidiary of our general partner, in the principal amount of approximately $70 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In August 2008, we amended this revolving credit facility to reduce the commitment amount to $25 million.  The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a pledge of 100% of the ownership interests in UDF X and is payable on November 11, 2012.  For the years ended December 31, 2010 and 2009, we recognized approximately $3.5 million and $2.9 million, respectively of interest income – related party related to this note, of which approximately $9,000 is included in accrued interest receivable – related party as of December 31, 2010.  There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2009.

In December 2007, we originated a secured promissory note to UDF Northpointe, LLC, a Texas limited liability company and wholly-owned subsidiary of UDF I, in the principal amount of approximately $6 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  The secured promissory note, which bears an interest rate of 12% per annum, is collateralized by a second lien deed of trust on 251 finished lots and 110 acres of land in Texas and is payable on December 28, 2010, but remains outstanding as of December 31, 2010.  In December 2008, UDF Northpointe, LLC was purchased by an unrelated third party, who thus assumed the secured promissory note. For the year ended December 31, 2008, we recognized approximately $629,000 of interest income – related party related to this note.  In May 2009, UDF Northpointe, LLC, then owned by an unrelated third party, assigned its obligations associated with its promissory note and its interests in the collateral by special warranty deed to UDF Northpointe II, LP (“Northpointe II”), a subsidiary of UDF I.  Concurrent with this assignment, UDF Northpointe, LLC entered into a contract for deed with Northpointe II whereby UDF Northpointe, LLC agreed to make payments to Northpointe II for all debt service payments in consideration for Northpointe II transferring ownership and possession of the collateral back to UDF Northpointe, LLC.  For the years ended December 31, 2010 and 2009, we recognized approximately $1.1 million and $615,000 of interest income – related party related to this note. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010 or 2009.

In August 2008, we originated a secured revolving line of credit to UDF LOF in the principal amount of up to $25 million, pursuant to a Secured Line of Credit Promissory Note (the “UDF LOF Note”).  Land Development is the asset manager for, and an affiliate of, UDF LOF.  The UDF LOF Note, which bears interest at a base rate equal to 15% per annum, is secured by a lien of all of UDF LOF’s existing and future acquired assets and is payable on August 20, 2011.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the UDF LOF Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  For the year ended December 31, 2010, we did not recognize any interest income – related party related to this note.  For the year ended December 31, 2009, we recognized approximately $1.5 million of interest income – related party related to this note.  There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010 or 2009.

In August 2008, we originated a secured promissory note with Buffington Capital Homes, Ltd., a Texas limited partnership (“Buffington Capital”), in the principal amount of $2.5 million (the “BCH Note”).  Land Development has a minority partner interest in Buffington Capital.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BCH Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Capital.  Pursuant to an Agreement and Plan of Merger dated November 30, 2009, Buffington Capital merged into Buffington Signature Homes, LLC (“Buffington Signature”), which is ultimately owned and controlled by Buffington Homebuilding Group, LTD (“BHG”), a Texas limited partnership.  Land Development owns a minority limited partnership interest in BHG.  As a result of the merger and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, Buffington Signature possesses and succeeded to all the rights, responsibilities and obligations of Buffington Capital under the BCH Note.  Buffington Signature’s payment and performance of the BCH Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Second Amendment to Loan Agreement dated August 12, 2010, is payable on August 12, 2011.  For the years ended December 31, 2010 and 2009, we recognized approximately $16,000 and $127,000, respectively, of interest income – related party related to this note, of which approximately $5,000 is included in accrued interest receivable – related party as of December 31, 2009. There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010.

In August 2008, we originated a secured promissory note with Buffington Texas Classic Homes, Ltd., a Texas limited partnership (“Buffington Classic”), in the principal amount of $2 million (the “BTC Note”).  Land Development has a minority partner interest in Buffington Classic.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the BTC Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  The secured note, which bears interest at 14% per annum, is secured by a first lien on finished lot inventory that is owned and controlled by Buffington Classic.  Pursuant to an Agreement and Plan of Merger dated November 30, 2009, Buffington Capital merged into Buffington Texas Classic Homes, LLC (“BTC LLC”), which is ultimately owned and controlled by BHG.  Land Development owns a minority limited partnership interest in BHG.  As a result of the merger and pursuant to the Agreement and First Amendment to Loan Agreement dated December 8, 2009, BTC LLC possesses and succeeded to all the rights, responsibilities and obligations of Buffington Classic under the BTC Note.  BTC LLC’s payment and performance of the BTC Note is guaranteed by Buffington Land, Ltd., a Texas limited partnership, and, pursuant to the Extension Agreement and Second Amendment to Loan Agreement dated August 21, 2010, is payable on August 21, 2011.  As of December 31, 2010 and 2009, we recognized approximately $10,000 and $85,000, respectively, of interest income – related party related to this note, of which approximately $4,000 is included in accrued interest receivable – related party as of December 31, 2009.  There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010.

In September 2008, we originated an additional secured promissory note with Buffington Classic in the principal amount of approximately $290,000 (the “Buffington Classic Note”).  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the Buffington Classic Note is fair and at least as reasonable to us as a transaction with an unaffiliated party in similar circumstances.  We provided a letter of credit on behalf of Buffington Classic in the amount of approximately $290,000.  If the letter of credit is drawn upon, then an amount equal to the drawn amount will be automatically advanced under the Buffington Classic Note.   The secured note bears interest at 14% per annum and represents a 12-month note period with two 12-month renewal options.  The letter of credit expired and this note matured in September 2009 and was not renewed.  Prior to maturity, no amounts were drawn on this note.  Thus, no interest income – related party was recognized on this note for the year ended December 31, 2009.

In September 2008, we entered into an Economic Interest Participation Agreement with UMT pursuant to which UDF III purchased (i) an economic interest in a $45 million revolving credit facility (the “UMT Loan”) from UMT to UDF I and (ii) a purchase option to acquire a full ownership participation interest in the UMT Loan (the “Option”).   At December 31, 2010, the UMT Loan was a $60 million revolving line of credit facility evidenced by a Third Amended and Restated Secured Line of Credit Promissory Note dated as of August 17, 2009, as extended to December 31, 2010 by an amendment effective December 31, 2009.  Effective December 31, 2010, the UMT Loan was subsequently increased to $75 million and the maturity date was extended to December 31, 2011 as evidenced by a Second Amendment to Third Amended and Restated Secured Line of Credit Promissory Note dated as of December 31, 2010 (as amended, the “UMT Note”).  The UMT Loan is secured by a security interest in the assets of UDF I including UDF I’s land development loans and equity investments pursuant to the First Amended and Restated Security Agreement dated as of September 30, 2004, executed by UDF I in favor of UMT (the “Security Agreement”).

Pursuant to the Economic Interest Participation Agreement, each time UDF I requests an advance of principal under the UMT Note, we will fund the required amount to UMT and our economic interest in the UMT Loan increases proportionately.  Our economic interest in the UMT Loan gives us the right to receive payment from UMT of principal and accrued interest relating to amounts funded by us to UMT which are applied towards UMT’s funding obligations to UDF I under the UMT Loan.  We may abate our funding obligations under the Economic Interest Participation Agreement at any time for a period of up to twelve months by giving UMT notice of the abatement.

The Option gives us the right to convert our economic interest into a full ownership participation interest in the UMT Loan at any time by giving written notice to UMT and paying an exercise price of $100.  The participation interest includes all rights incidental to ownership of the UMT Note and the Security Agreement, including participation in the management and control of the UMT Loan.  UMT will continue to manage and control the UMT Loan while we own an economic interest in the UMT Loan.  If we exercise our Option and acquire a participation interest in the UMT Loan, UMT will serve as the loan administrator but both UMT and us will participate in the control and management of the UMT Loan.  The purpose of the UMT Loan is to finance UDF I’s investments in real estate development projects.  The UMT Loan interest rate is the lower of 14% or the highest rate allowed by law.  UDF I may use the UMT Loan proceeds to finance indebtedness associated with the acquisition of any assets and to seek income that qualifies under the Real Estate Investment Trust provisions of the Internal Revenue Code of 1986, as amended, to the extent such indebtedness, including indebtedness financed by funds advanced under the UMT Loan and indebtedness financed by funds advanced from any other source, including senior debt, is no less than 68% of the appraised value of all subordinate loans and equity interests for land development and/or land acquisition owned by UDF I and 75% for first lien secured loans for land development and/or acquisitions owned by UDF I.  For the years ended December 31, 2010 and 2009, we recognized approximately $7.3 million and $6.5 million, respectively, of interest income – related party related to this note, of which approximately $2.0 million and $1.9 million is included in accrued interest receivable – related party for the years ended December 31, 2010 and 2009, respectively.

The UMT Loan is subordinate to the UDF I – Brockhoeft loan.  As of December 31, 2010 and 2009, approximately $57.9 million and $54.7 million, respectively, in assets related to the Economic Interest Participation Agreement is included in participation interest – related party.

Effective December 2008, the Partnership modified a secured promissory note in the principal amount of approximately $8.1 million that it had originated with UDF I in December 2006 in the principal amount of approximately $6.9 million.  In connection with the origination of the promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  UDF I’s obligations under the note are secured by a first lien deed of trust filed on 190 undeveloped, entitled single-family home lots located in Thornton, Colorado.  The note bears interest at a base rate equal to 12% per annum and interest payments are due monthly.  The note matured on June 30, 2009, but remains outstanding as of December 31, 2010.  For the years ended December 31, 2010 and 2009, we recognized $1.2 million and $1.1 million, respectively, of interest income – related party related to this note.   There was no balance in accrued interest receivable – related party associated with this note as of December 31, 2010 or 2009.

In July 2009, we originated a secured promissory note to OU Land Acquisitions, LP (“OU Land”), a Texas limited partnership and wholly-owned subsidiary of UDF I, in the principal amount of approximately $2.0 million, and in connection therewith as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  The secured promissory note, which bears an interest rate of 15% per annum, is collateralized by a first lien on 56 acres of land located in Houston, Texas and was payable on June 14, 2010, but remained outstanding as of December 31, 2010.  In January 2011, this note was paid off upon a sale of the underlying collateral and we wrote off a deficiency of approximately $277,000 against our loan loss reserve.  For the years ended December 31, 2010 and 2009, we recognized approximately $375,000 and $158,000, respectively, of interest income – related party related to this note.

In November 2010, we assumed a secured promissory note to UDF TX One, LP (“UDF TX One”), a Texas limited partnership and wholly owned subsidiary of UDF I, in the principal amount of $8.0 million.  In connection with the origination of the promissory note, and as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that the loan is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  The secured promissory note, which bears an interest rate of 9.55% per annum, is collateralized by 8 finished lots in Douglas County, Colorado and is payable on January 31, 2011. This note was paid in full in January 2011.  For the year ended December 31, 2010, we recognized approximately $3,000 of interest income – related party related to this note.

Credit Enhancement Fees – Related Party

In February 2009, we deposited $1.5 million into the Deposit Account with LegacyTexas for the purpose of providing collateral to LegacyTexas for the benefit of UMTH Lending (as discussed in Note I).  We provided LegacyTexas a security interest in the Deposit Account as further collateral for the UMTH Lending Loan obtained by UMTH Lending from LegacyTexas.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In November 2010, UMTH Lending refinanced the UMTH Lending Loan with UTB.  In conjunction with this refinance, we deposited $1.5 million into the UTB Deposit Account for the purpose of providing collateral to UTB for the benefit of UMTH Lending.  The UTB Deposit Account replaced the Deposit Account previously established with LegacyTexas.  We provided the UTB Deposit Account as further collateral for a loan obtained by UMTH Lending from UTB.  In consideration for providing the UMTH Lending Deposit Accounts as collateral for the UMTH Lending Loans, UMTH Lending agreed to pay us a fee equal to 3% per annum of the amount outstanding in the UMTH Lending Deposit Accounts, paid in 12 monthly installments per year for each year that the UMTH Lending Deposit Accounts secure the UMTH Lending Loans.  These UMTH Lending Deposit Accounts are included as restricted cash on our balance sheet.  This fee of approximately $45,000 and $38,000 is included in our credit enhancement fees – related party income revenue for the years ended December 31, 2010 and 2009, respectively

In August 2009, in consideration for entering into the TCB Guarantee (as discussed in Note I), we entered into a letter agreement with UMT Home Finance which provides for UMT Home Finance to pay us annually, in advance, an amount equal to 1% of our maximum exposure under the TCB Guarantee (i.e., $50,000 per annum).  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  These fees are included in our credit enhancement fees – related party income revenue and are approximately $50,000 for the years ended December 31, 2010 and 2009.

In March 2010, in consideration of us entering into the Resort Island Guaranty (as discussed in Note I), we entered into a letter agreement with UDFLOF Resort Island which provides for UDFLOF Resort Island to pay us a guaranty fee equal to 1% of our maximum exposure (i.e., $9,250) under the guaranty, which was paid to us upon the execution of the guaranty.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of approximately $9,000 is included in credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In April 2010, in consideration of us entering into the UDF IV HF Guaranty (as discussed in Note I), we entered into a letter agreement with UDF IV Home Finance which provides for UDF IV Home Finance to pay us an annual credit enhancement fee equal to 1% of the maximum loan amount (i.e., $60,000 per annum).  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of $45,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In April 2010, in consideration of us entering into the UMT 15th Street Guaranty (as discussed in Note I), we entered into a letter agreement with UMT 15th Street which provides for UMT 15th Street to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the loan at the end of the month.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of approximately $10,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In June 2010, UDF I obtained the $15 million UDF I – Brockhoeft Loan from the Lender, as agent for a group of lenders (as discussed in Note I). As security for the UDF I – Brockhoeft Loan, we provided the Lender with a guaranty of repayment on the UDF I – Brockhoeft Loan, which is secured by a lien on all of our existing and future assets.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  In consideration of our secured guaranty, commencing July 31, 2010, UDF I agreed to pay us a monthly fee equal to 3% per annum of the outstanding balance of the UDF I – Brockhoeft Loan. This fee of $225,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In August 2010, in consideration of us entering into the UDF IV Acquisitions Guaranty (as discussed in Note I), we entered into a letter agreement with UDF IV Acquisitions which provides for UDF IV Acquisitions to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on the revolving line of credit at the end of the month.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we have requested an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  This fee of approximately $20,000 is included in our credit enhancement fees – related party income revenue for the year ended December 31, 2010.

In December 2010, in consideration of us entering into the UDF IV Finance II Guaranty (as discussed in Note I), we entered into a letter agreement with UDF IV Finance II which provides for UDF IV Finance II to pay us a monthly credit enhancement fee equal to one-twelfth of 1% of the outstanding principal balance on a $5 million loan between UDF IV Finance II and F&M at the end of the month.  In connection therewith, as required by our Partnership Agreement and the NASAA Mortgage Program Guidelines, we obtained an opinion from Jackson Claborn, Inc., an independent advisor, stating that this credit enhancement is fair and at least as reasonable to us as a loan or credit enhancement to an unaffiliated borrower in similar circumstances.  For the year ended December 31, 2010, we have not recognized credit enhancement fees – related party income revenue in conjunction with this guaranty.